FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 5, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Management  Report / Comments on the Performance

Dear Shareholders,

The year will go down in the annals of BRF as the one in which we implemented one of the most complex mergers anywhere in the world - that between Perdigão and Sadia  - with the Company embarking on a new cycle. During the year, we complied in full with the agreement signed with the Administrative Council for Economic Defense (Cade), the Brazilian anti-trust authority, selling off plants, brands and distribution centers as well as temporarily suspending the use of the Perdigão brand for some product categories. We successfully ended the year by completing the merger process, including the incorporation of Sadia.

In the business field, we were faced with an international economic crisis and an unprecedented spike in costs on the back of highly volatile and rising grain prices, characterizing one of the most difficult years for the world animal protein segment. But despite the transfer of assets and the suspension of brands representing about a third of our sales volume to the domestic market, we successfully increased consolidated net sales by 10.9% to R$ 28.5 billion. Adjusted EBITDA reached R$ 2.7 billion, and EBITDA reached R$2.3 billion, while net income totaled R$ 813.2 million, a negative variation of 40.5% over the preceding year. It should be pointed out that in the second half of 2012 following the agreement with CADE, domestic market sales rose 50% on the same comparative basis.

This result is a reflection of extremely arduous and consistent work on a process which involved the Company in the implementation of two agendas in parallel: the daily operational routine together with the commitments surrounding the execution of the merger. The result proved a reaffirmation of the capacity of the Company to plan as a critical element in its success and one of its competitive advantages. Since the announcement of the merger, we have reached an average of 30.2% per year in Total Shareholder Return with our market capitalization standing at R$ 36.8 billion, BRF ranking as the  7th largest food company in the world.

We experienced a particularly challenging period, executing several hundred projects during the year, this involving the adjustment of plants for the production of product lines displaced due to the transfer of units, new distribution centers and the redesign of the logistics network. At the same time, we continued to focus on innovation, launching more than 454 products, underscoring our presence in the market and receiving the recognition of Forbes magazine as one of the hundred most innovative companies in the world.

Emphasis was also given to our internationalization plan, most notably the start on construction of the Abu Dhabi plant to be concluded in 2013. We also consolidated the acquisitions made in Argentina with the merger of three companies, the purchase of the distributor, Federal Foods in the Middle East and the initiation of operations in China through the Dah Chong Hong Limited joint venture. We continue alert to opportunities for strategic acquisitions overseas so that we can evolve towards having our own local activities on the ground rather than being represented through the intermediary of exports only. The efforts to expand internationally have contributed – together with those made in the direction of ramping up organic growth in Brazil - towards building the BRF of our dreams, a world class company with unequaled competitiveness.

We reiterate our commitment to sustainability, increasingly part of our culture and our brands, and to progress in all the facets of the business. As a result, we have improved occupational safety indicators with a reduction of 35.6% in accidents involving time off work compared with 2011. Since the inception of the Health, Safety and Environmental Program (SSMA) in 2008, the Company has successfully reduced this accident rate by 77.1%.

Underlying this progress is an important cultural change: the individual attitude of our more than 114 thousand employees which make the difference in terms of safety, health and preservation of the environment. We provide employment in the places where people live: 80% of our employees are located in the interior of the country – in addition to the approximately 20 thousand integrated outgrowers with whom we have supply contracts. In this way, BRF brings economic and social development to small municipalities and helps maintain the population rooted in the countryside.

Our values are aligned to the ten principles of the United Nations Global Compact. We are active on all operating fronts in conjunction with clients, employees, suppliers, government and society for ensuring respect for human and labor rights, protection for the environment and combating corruption. These values are immutable, forming the bedrock of our business and underscoring our ambitions for growth.

With the merger now consolidated, we have intensified the focus on the performance of assets through the increase in productivity and efficiency. We are reiterating our  objective of being one of the largest food companies in the world, admired for its brand names, its innovative initiatives and its results, capable of maintaining and expanding its position of market leadership.

To register this moment, we have adopted a new corporate brand with a new look, highlighting the building of a single company, which has energy, is a protagonist, cultivates relationships and dialog with the world. Our new corporate brand underscores our vocation for bringing lives together.

In terms of business, the outlook for 2013 is extremely positive. During the course of the second semester, we undertook some important adjustments to ensure  compatibility between the operations and the new reality of costs for the segment. We shall also focus on the synergies to be captured and take full advantage of market  opportunities, especially in the sphere of exports which are already showing a gradual and promising recovery and providing the basis for improving margins.

Deliveries in 2012 together with those we are preparing for 2013 are absolutely aligned with the BRF-15 strategic plan which is focused on internationalization and the enhancement of the value chain.

Finally, we would especially like to thank the unceasing support of our shareholders – instrumental in achieving our strategic objectives – and register our recognition of the effort and competence of our teams in generating results, with the creation of sustainable value for all stakeholders.

We are prepared to meet new challenges, identifying the role of each business segment, each product category and each brand. Our strategic focus is a long-term one and we have already begun to discuss our operation in the next decade in a process for outlining a vision of BRF in 2020. Unquestionably, we want to achieve even more.

Nildemar Secches Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

Accumulated 2012 (January to December)

•        Net sales totaled R$ 28.5 billion, a growth of 10.9%, generated as a result of the Company’s performance in sales to its chosen market segments and despite the divestment of assets as called for under the TCD.

•        The meats, dairy products and other processed products businesses, besides other products, recorded sales of 6.3 million tons, 3% higher.

•         Gross profit totaled R$ 6.5 billion, 3.1% lower due to the pressure on costs, albeit gradually absorbed by the growth in revenues with the increase of prices to restore margins. Additionally, the full implementation of the TCD process meant higher transitory costs during 2012.

•         Adjusted EBITDA reached R$ 2.7 billion, 17.4% down on 2011, equivalent to an adjusted EBITDA margin of 9.4% against 12.6 % in the preceding year due to cost and expense pressures as well as the TCD and adverse trading conditions in the international market. EBITDA was R$2.3 billion in the year (18.7% lower than 2011), with EBITDA margin of 8.2% against 11.2%.

•         Net income was R$ 813.2 million against a net result of R$ 1,367.4 million reported in 2011 – a 40.5% reduction with a net margin of 2.9% against 5.3%.

•         The financial trading volume in BRF’s shares recorded an average of US$76.0 million/day during the year, 4.5% less than 2011.

4th Quarter 2012 (4Q12)

•        Net sales totaled R$ 8.1 billion, a year-on-year growth of 14.7%, more notably due to sales reported in the Company’s segments of operations: domestic market 9%; exports 24%; dairy products 11% and food service 5%, thanks to the efforts taken to offset the impacts of the TCD.

•        The meats, dairy products and other processed product businesses together with  other sales were 1.6 million tons, 0.8% higher in spite of the divestment of assets agreed with CADE, the Brazilian anti-trust authority.

•         Gross profit totaled R$ 2.1 billion, 7.6% higher in spite of the pressures of recurring costs and the TCD process, equivalent to a gross margin of 25.7% against 27.4%.

•         Adjusted EBITDA reached R$ 1.0 billion, 10.7% higher than 4Q11, reflecting sales performance despite the  continued squeeze on adjusted EBTIDA margin reaching 12.5% against 13.0% in 4Q11 due to the gradual recovery in exports and the impact of the transfer of assets. EBITDA reached R$850.5 million in the 4Q12 (16.4% higher 2011), with EBITDA margin of 10.4% against 10.3%.

•         Net income was R$ 562,8 million against a result of R$ 121.0 million recorded in 4Q11, due to the provision of losses registered in that quarter with respect to the incorporation of Sadia.  Consequently, net margin posted a gain of 5.2 percentage points from 1.7% to 6.9%.

•         The financial trading volume in BRF shares reached an average of US$ 71.2 million/day in the year, 2.5% higher than 4Q11.

Highlights (R$ Million)	4Q12	4Q11	% ch.	2012	2011	% ch.
Net Sales	8.146	7.099	15	28.517	25.706	11
Domestic Market	4.695	4.303	9	16.668	15.419	8
Exports	3.451	2.796	23	11.849	10.287	15
Gross Profit	2.095	1.947	8	6.454	6.659	(3)
Gross Margin	25,7%	27,4%	(1,7 p.p)	22,6%	25,9%	(3,3 p.p)
EBIT	608	508	20	1.389	2.001	(31)
Net Income	563	121	365	813	1.367	(41)
Net Margin	6,9%	1,7%	5,6 p.p	2,9%	5,3%	(2,3 p.p)
EBITDA	850	731	16	2.348	2.890	(19)
EBITDA Margin	10,4%	10,3%	0,1 p.p	8,2%	11,2%	(3,0 p.p)
Earnings per share(1)	0.65	0.14	365	0.94	1.57	(41)
1 - Consolidated earnings per share (in R$), excluding trasury shares

The variations commented in this report are comparisons between  2012  and  2011, or, between the 4th quarter 2012 (4Q12) and the 4th quarter 2011 (4Q11) as specified.

Sector Scenario

Deceleration was the hallmark of the food industry in 2012, a sector which represents 9% of the country’s GDP. Nominal sales grew 11.3% in Reais, but discounting inflation, growth was 4.96% compared with 5.90% in 2011, according to the Brazilian Food Industries Association (Abia). The indices used to seasonally adjust prices for inflation are the Fipe/USP for industrialized and semi-elaborated foods (70%) and the IPCA/IBGE for away-from-home foods (30%).

Abia data reveals that nominal sales of meat products expanded by 9.8% and dairy products by 9.9%. Export markets reported a decline – the effect of the international crisis. Exports of processed foods (specialty meats and semi-elaborated) fell by 3.3% – from US$ 44.8 billion in 2011 to US$ 43.4 billion in 2012. Out of total exports, 24% corresponds to high added value industrialized foods.

Brazilian Exports

The year 2012 reported a good year-on-year performance for Brazilian exports of beef and pork, albeit for both meats the percentage growth in volume exceeded sales revenue, an indication of the decline in average price. Chicken meat exports in turn recorded a decline in volume and principally revenue.

Exports of chicken meat reached 3.92 million tons in 2012, 0.6% below 2011 (3.94 thousand tons). Sales revenue in 2012, US$ 7.70 billion, was 6.7% below the US$ 8.25 billion for 2011. Sales volumes to the African continent reported the strongest growth in 2012 (+20.1% or +100.1 thousand tons year-on-year), the importing countries posting a particularly robust performance being Egypt (+65.6% or +47.3 thousand tons), South Korea (+155.4% or +39.7 thousand tons), China (+16.1% or +31.6 thousand tons) and the United Arab Emirates (+11.4% or +24.4 thousand tons). Despite the good performance  in exports to the Arab Emirates, total shipments to the Middle East reported a decline of 1.2% in the full year (-17.1 thousand tons), principally due to the decline in volumes of more than 20% to Kuwait, Iran and Iraq, which together amounted to a drop of 77.3 thousand tons (2012 vs 2011). A similar volume shortfall occurred with Venezuela where Brazilian exports in 2012 recorded a drop of 43.7% (77.3 thousand tons). Export business with Europe also contributed to a reduction of 8.2% or 40.0 thousand tons in the same period.

Shipments of pork amounted to 581.5 thousand tons in 2012, 12.6% up on 2011 while sales revenue posted an increase of 4.2% in the period totaling US$ 1.5 billion. During 2012, the Ukraine became a major market for Brazilian exports with 138.7 thousand tons (+125% or +77.0 thousand tons vs 2011), while business with Russia remained largely stable at close to 127 thousand tons, a growth of 0.5% in the period. Other important destinations were Angola, Uruguay, Singapore, Georgia, China and Bolivia, which together imported an additional 26.0 thousand tons from Brazil in 2012. On the other hand, Argentina was the leading negative performer with a decline of 18.6 thousand tons (-44%) as well as Albania, Venezuela and Hong Kong, each of which registered a decline of 5 thousand tons.

Beef exports reached 1.24 million tons in 2012, 13.3% or 146.3 thousand tons up on 2011. Sales revenues reached US$ 5.77 billion in the period,   a growth of 7.3%. Egypt, Hong Kong and Chile were leading importers, ramping up volumes by more than 25 thousand tons each. Iran was the principal negative highlight in the year, reducing its imports of beef from Brazil by 48.7% (a reduction equivalent to 63.5 thousand tons).

Investments

Investment in Capex during the year amounted to R$ 2,5 billion, 25% higher than the preceding year and directed to growth, efficiency and support projects. Investments of R$ 494 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.

In 2012, two joint ventures were incorporated – Rising Star Food Company Limited (China) and the Carbery Group (Brasil) – while two companies were acquired – Quickfood (Argentina) and Federal Foods (United Arab Emirates). Investments were also made in plants – new margarine units in Vitória do Santo Antão (PE); a sausage processing plant in Lucas do Rio Verde (MT); poultry-slaughtering facilities in Lucas do Rio Verde (MT), Rio Verde (GO), Dois Vizinhos (PR), Toledo (PR), Dourados (MS) and Nova Mutum (MT); adaptations made to the Rio de Janeiro (RJ) Distribution Center and the investment in the new Technology Center in Jundiaí (SP).

Production

A total of 5.8 million tons of foodstuffs was produced in the year, in volume terms, 0.3% less than reported in 2011. Adjustments were made in the meat production segment in the light of the implementation of the Performance Agreement Instrument (TCD) and a reduction in dry line dairy products (UHT milk) – a strategic decision in view of the focus on profitability.

Production by the Argentine companies Avex and Dánica has been incorporated since January and Quickfood’s output in Argentina has been consolidated since July 2012, and recorded in the Company’s overall numbers for the meats and other processed products segments.

Production	4Q12	4Q11	% ch.	2012	2011	% ch.

Poultry Slaughter (million heads)	434	438	(1)	1,792	1,756	2
Hog/ Cattle Slaughter (thousand heads)	2,499	2,762	(10)	10,874	10,848	-
Production (thousand tons)
Meats	1,021	1,039	(2)	4,269	4,250	0
Dairy Products	218	272	(20)	989	1,102	(10)
Other Processed Products	127	113	12	522	445	17
Feed and Premix (thousand tons)	2,841	2,840	0	11,832	11,239	5

A total of 454  new products  were launched during the year as part of portfolio expansion, the repositioning of the brands and categories and the creating of added value: Food Service – 82; domestic market – 99; exports – 219; and 54 in the dairy product segment. The principal innovations were made in the lines and brands for Ready-to-Eat Dishes, Pizzas, Meu Menu, Ouro, Breaded Products, Processed Products, Dairy Products, Frozen Vegetables and Margarines.

DOMESTIC MARKET

The principal challenge to BRF’s domestic operation in 2012 was to mitigate or minimize the impact of asset sales and the suspension of brands both from the operational point of view as well as from that of restoring the scale of the business. There were other challenges as well: the spike in grain prices with the impact on the cost of production, and the oversupply of finished product due to different problems in the export market, among them, Russian restrictions on imports of pork meat for protectionist reasons and excess inventory in Japan.

Between asset sales and suspended brands, there was a reduction of a third by volume in the domestic market.  The objective of minimizing this impact was achieved: a growth of 9% on the revenues of the 4T12 compared with 2011, despite taking into account the ceding of R$ 850 million in quarterly sales with respect to our commitment under the TCD agreement. The Company adopted the strategy of using the Sadia brand to recover the scale lost as a result of the suspension of some of the categories under the Perdigão brand, the latter in turn innovating in other categories or in new ones where there was no restriction.

A large part of the Company’s success is due precisely to innovation, research and planning. In 2012, 58 innovation projects were developed leading to the launch of 99 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among new product launches under the  Sadia brand were: pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes; under the Perdigão brand name: the Sanduba and Meu Menu line; specialty meat and frozen products; and margarines with the relaunch  of the Claybon brand.

There were also some important launches of convenience foods, with the Assa Fácil line for example and new festive line products. Using spare capacity at the Dánica plant in Argentina, the Company launched Perdigão mayonnaise in the retail market.

These options seek to track trends in convenience foods to meet the demand for health-related products with brands aligned to a balanced life style.

Sales to the domestic market reached R$ 12.6 billion, a 8.5% increase, with a 1.1% decrease in volume and average prices 9.7% higher against an increase of 16.3% in average costs, reflecting operating profits of R$ 1.0 billion in this segment, 16.9% down, the operational margin recording 8.2% in 2012 compared with 10.7% in 2011.

Three strategic initiatives have been established for domestic market business in 2013, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. This will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and  deliveries being realized in a single vehicle.

MARKET SHARE – Value %

     Source: AC Nielsen

EXPORTS

Export operations reflected the international scenario characterized by excess inventory in the Middle East, Japan and Russia and by the sharp rise in grain prices creating worldwide oversupply and squeezing the Company’s margins – albeit with some recovery in sales, prices and profitability in the last quarter of the year.

Exports reached R$ 11.6 billion in the year, a growth of 15.2% in revenues with 9.6% higher volume, totaling 2.5 million tons. Average prices reported a gradual recovery as supply adjusted to demand in the leading markets, rising by 5.1% in local currency terms. However, this proved insufficient for a total recovery in operating margins which declined from 5.5% to 1.6% for the year due to the 8.8%

hike in production costs – principally driven by significant increases in the main raw materials and the prevailing conditions in the Company’s principal markets.

Exports by region

In the year, BRF recorded progress in its international operations based on its four key pillars of brand, portfolio, advances in distribution logistics and local production. The following initiatives are of note:

Argentina – Initiation of a process of consolidation and capture of synergies of five companies through concentration on BRF Argentina, with nine plants and 22 chilled and frozen distribution centers. Work has been accelerated since June when the company took full control of Quickfood, leader in the hamburger market with the Paty brand, as part of the asset exchange agreement. Integrated operations in the Argentine market represented R$ 1.2 billion of sales/year.

Company	Activity
Avex	Slaughter and sale of whole chicken and chicken parts.
Dánica	Leader in margarines, vice leader in sauces, manufacturer of pasta and cooking oil. Has two plants and 22 distribution centers.
Levino Zaccardi	Exports cheeses to Brazil. Has a plant.
Quickfood	Leader in hamburgers with the Paty brand. The company has four plants.
Sadia Argentina	Imports foodstuffs from Brazil.

Middle East –  Start of work on the construction of a processed foods plant in Abu Dhabi (United Arab Emirates) with inauguration scheduled for 2013. The first to be built outside Brazil, the unit will have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meats products. A 49% stake in Federal Foods was also acquired, a company which for more than 20 years has distributed products under the Sadia brand name in the region. The company has six branches in the United Arab Emirates and one in Qatar, serving two thousand points of sale. The company also distributes Hilal and Perdix brands.

Europe – A new high productivity line was installed at Plusfood with technological improvements and a 75% expansion in production capacity to 20 thousand tons annually of breaded, cooked and grilled chicken products as well as hamburgers and other items.

China – A company was constituted with Dah Chong Hong Limited (DCH) for the distribution of the Sadia brand to the retailing and food  services segments in Hong Kong and Macau. The joint venture is responsible for BRF’s businesses in the Chinese market including the Perdix brand and all the Company’s operations - for which DCH’s existing storage, sales and distribution infrastructure will be used. During the year, feasibility studies were initiated for building a processing plant in China using raw material imported from Brazil or acquired locally.

Africa – Sadia-branded products, previously commercialized to trading companies and wholesalers, were substituted by the Perdix brand. The Sadia brand will be relaunched in 15 countries in Africa in 2013 with the focus on retailing and food services and a new portfolio to include breaded products, pastas, frankfurters and hamburgers.

More than 219, products were launched on the international market during the year. In Europe, a novelty was the launch in August of the Chixxs line of breaded products with specific flavors (Indian, Mexican, Italian).

A new international marketing strategy is designed to position Sadia as a premium brand. The new concept evaluated in 22 countries and by more than 7 thousand people presents a single visual identity but with regionalization of packaging and communication through colors and images.

During the year, the leading markets recorded the following performance in revenues and volumes comparing 2012 with 2011.

Main markets	Revenues	Volume
Middle East	+28.8%	+13.1%
Far East	+4.4%	+11.2%
Europe	+2.0%	+1.8%
Eurasia	+38.7%	+32.8%
South America	+29.5%	+37.2%
Africa	+10.2%	(1.3)%

DAIRY PRODUCTS

During the year, the Company repositioned the Batavo and Elegê brands, investing in new packaging to communicate the new concepts of the product lines in a more efficient way. Another initiative which gained traction was the ‘Cheese you ask by the brand and it’s Sadia’ (Queijo se pede pela marca, e é Sadia)  marketing campaign. The objective is to reinforce BRF’s presence, expanding its market share of higher value-added products such as processed and refrigerated items. The Company ended 2012 as the third largest dairy products manufacturer in Brazil with a 10.5% share of domestic business in the segment.

In line with Mundo Batavo guidelines, the brand adopted the ‘Thinking about your nature’ (Pensado para sua natureza) signature.  This is printed on the packages and conveys the concept of a sustainable waste-free world with attributes of wellbeing, balance and nature, proposing solutions for the life of the modern man. The entire project is focused on innovation. The Pense Zero line added functional products to the yogurts line such as Bio Fibras. With the launch of the Pedaços line (with fruit chunks), a yogurt with up to ten times more fruit than similar products in the market, the brand reported a 3.3 percentage points growth by volume in the cups category between April and November (Nielsen data).

With the Elegê brand, restyled packaging helps disseminate the new brand slogan: One gesture, two smiles (Um gesto ,dois sorrisos). On the back of the packages are stories of affection and on the side, there is space where consumers can leave messages. Market leader in various categories in the states of Rio Grande do Sul and Rio de Janeiro, BRF is now seeking to expand and strengthen the brand’s footprint throughout the country. For example, the strategy includes the launch of products customized to habits of the Northeast Region such as milk-based drinks in sachets.

Revenue from milk products amounted to R$ 2.7 billion, a growth of 6.9% with volumes 0.7% down and average prices 7.7% higher while average costs rose 7.6%. The operating margin recovered from a fall of returning profitability de 1.0% to stability compared with the preceding year.

The major challenge in 2012 was to fully integrate the dairy products business into BRF’s operational structure. The capture of synergies will benefit production and this process should be complete by the end of 2014, involving: distribution centers, and sales, technical and management teams; definition of the optimum size of the business prioritizing results; improving execution and growth in a sustainable manner.

Plant remodeling has adopted these guidelines. In 2012, 11 units of the dairy products business underwent expansion and modernization with an increase in the number of shifts and the hiring of additional labor. More than R$ 30 million was invested in the cheese plant in Itumbiara (GO) which is now producing a thousand tons per month. Building work began on a modern factory in Barra do Piraí in the state of Rio de Janeiro with a capacity of 15 million liters per month for efficiently meeting demand from one of the largest markets for fluid milk in Brazil at lower cost.

The Company also signed a joint venture with Carbery to improve the processing of whey protein ingredients, a byproduct of cheese manufacture, using the Irish group’s technology. The agreement involves a shared investment of US$ 50 million for the construction of a production unit which is scheduled to begin operations in 2014.

FOOD SERVICES

The focus during the year was in the harmonization of commercial models in a challenging period for the sector. The strong upward trend in the consumption of away-from-home eating which has characterized the last few years suffered from inflation in the services segment driven by spiraling rental and labor costs.

In meeting the challenge of these difficulties, the food services unit expanded its commercial force, consolidated services provided to 62 thousand companies and gained market share with strategic clients. In spite of a less positive scenario, the business was able to report growth of 10%. Investments were also made in a new category of product: sachets of ketchup, mustard and mayonnaise produced by the plant acquired in Argentina. This launch represents part of the strategy of increasing innovation for leveraging the growth and value of the business.

Revenues from the food services segment rose 7.9% to R$ 1.6 billion with volumes 0.9% higher on an operational margin of 10.7% against 15.1% in 2011 and R$ 166,9 million in operational results – a 23.3% decline in relation to the year 2011.

The segment’s growth has been driven principally by two important factors: level of employment and income which will tend to maintain upward momentum. Another important element is the change in life style with the emergence of a new consumer profile with greater purchasing power and seeking practicality in eating. This sector of the population have their meals more frequently away from home being principally made up of retirees, small families or those living alone.

Away-from-home meals should receive a further boost from tourism and services thanks to the major sporting events programmed for future years such as the Confederations Cup in 2013, the World Cup in 2014 and the Rio Olympics in 2016.

Another growth catalyst is the international market with the opportunities that are opening up in China as a result of the joint venture with Dah Chong Hong Limited (DCH) for food services in that country as well as meeting demand from the global fast food network accounts.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	463	379	22	2.263	1.887	20
Poultry	329	251	31	1.351	1.112	21
Pork/Beef	134	128	5	911	774	18
Processed Foods	1.643	1.810	-9	9.462	9.188	3
Others Sales	456	402	14	894	555	61
Total	2.562	2.591	(1)	12.619	11.630	9

EXPORTS	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	2.101	1.882	12	9.436	8.126	16
Poultry	1.795	1.624	11	7.569	6.572	15
Pork/Beef	307	258	19	1.867	1.554	20
Processed Foods	372	342	9	2.182	1.925	13
Other Sales	9	40	-78	8	42	-82
Total	2.482	2.264	10	11.626	10.093	15

DAIRY	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Dry Division	762	834	(9)	1.636	1.706	(4)
Fresh and Frozen Division	216	236	(9)	1.018	833	22
Other Sales	85	-	-	60	-	-
Total	1.063	1.071	(1)	2.714	2.539	7

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Total	230	228	1	1.558	1.444	8

TOTAL	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.
Total	6.337	6.153	3	28.517	25.706	11

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

In Natura	132	90	46	678	467	45
Poultry	100	58	73	438	256	71
Pork/Beef	32	32	-1	240	210	14
Processed Foods	410	502	-18	2.654	2.667	-0
Others Sales	123	93	32	250	151	65
Total	665	685	-3	3.582	3.285	9

EXPORTS	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

In Natura	530	486	9	2.727	2.115	29
Poultry	445	425	5	2.187	1.709	28
Pork/Beef	85	61	39	540	406	33
Processed Foods	103	90	15	664	609	9
Others Sales	0	2	-100	0	9	-100
Total	634	578	10	3.392	2.733	24

DAIRY	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

Dry Division	164	194	(16)	389	403	(3)
Fresh and Frozen Division	51	58	(11)	266	204	31
Other Sales	21	-	-	18	-	-
Total	236	252	(6)	674	607	11

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

Total	64	71	(10)	499	474	5

Net Operating Sales

BRF reported net operating sales of R$ 28.5 billion in the year, a growth of 10.9% the result of organic growth, the incorporation of companies acquired in Argentina, more especially Quickfood, and an expanded portfolio thanks to innovation with the launch of various products and categories designed to cushion the impact of asset transfers in 3Q12 in accordance with the agreement signed with Cade (TCD).

In 4Q12, revenues increased 14.7%, reaching R$ 8.1 billion, representing the production and commercial team efforts to overcome an adverse trading scenario in addition to complex factors such as: a difficult international market and a reduction in volume of assets (plants and distribution), these transferred to third parties under the TCD process as well as the discontinuation of specific categories of the Perdigão and Batavo brands as announced by the Company in a material fact.

Breakdown of net sales (%)

Cost of Sales (CPV)

Cost of sales  rose 15.8% in relation to 2011 recording R$ 22.1 billion reporting an increase proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: 1)  the significant increase in the cost of the principal raw materials – corn and soybeans  due to failure in the American grain crop; 2)  readjustments in the industry as a whole as a result of collective wage bargaining; 3)  an increase in items restated against the foreign exchange rate such as: packaging, freight, vitamins; 4)  temporary spike in  production costs due to the breakup of certain parts of the Company with the implementation of the TCD process.

In 4Q12, selling costs were R$ 6.0 billion, registering an increase of 17.4%, reflecting the higher costs of the leading raw materials and other production costs. In addition to the cost pressure on raw materials, we incurred transitory costs (plants running below full capacity and lower productivity) from the implementation of the TCD.

Gross Profit and Gross Margin

Gross Profit amounted to R$ 6.5 billion, a 3.1% reduction in the year with a gross margin 3.3 percentage points lower than reported for 2011,  declining from 25.9% to 22.6%. In spite of the positive commercial performance in sales, margins remained under pressure from rising costs. In 4Q12, Gross Profit reached R$ 2.1 billion, rise of 7.6%, equivalent to a gross margin of 25.7% against 27.4%, also squeezed by higher production costs, albeit mitigated by the gradual recovery in performance reported by the principal markets for the Company’s operations.

Operating Expenses

Thanks to efforts to reduce overall expenses, BRF was able to maintain operating expenses at the same level as 2011 at 16.5%.

Commercial expenses growth 12.5%, reflecting the growth of variable expenses due to: 1)  investments in the development of new lines and products (innovation), product launches and marketing campaigns; 2)  an increase of operations in the logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the portfolio and distribution channels); 3)  port and truck driver strikes.

Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees in the quarter (in 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger).

In 4Q12, operating expenses totaled R$ 1.3 billion with an increase of 5.8%, notably impacted by selling expenses which increased 7.1% and mitigated by administrative expenses which fell 5.8% for reasons already mentioned and also reflected in the year’s results.

Other Operational Expenses

Despite the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks, results of TCD-related divestments, the other operational expenses item posted a decline of 5.4% in the year due to revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. Expenses with profit sharing are also booked under this item and recorded a decline as a reflection of the operating results.

In 4Q12, there was a decline of 10.4% due to the need for a tax provision.

Operating result before financial expenses and Operating Margin

In the light of the above explanations, the operating result before net financial expenses reached R$ 1,4 billion in the year –30.6% down in relation to the operating margin of 4.9% of net sales against 7.8%. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as: inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

These factors, associated with the gradual recovery in exports and the loss of revenue from divested assets (TCD) also explains the operating result against financial expenses reported in 4Q12  of R$ 608.2 million, 19.7%  over the result reported in the same period of 4Q11, with an improvement of 0.3 percentage points on the reported operating margin.

Financial Result

Net financial expenses totaled R$ 570.6 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex and working capital, the result of reduced cash generation in the period.

In 4Q12, net financial expenses totaled R$ 91 million, 51% less than 4Q11, a reflection of revenues with interest on assets and the reduced impact of the foreign exchange translation effect.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On December 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 614 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,007 million + EUR 197 million + GBP 53.4 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7 billion, 29.7% more than reported for December 31, 2011, resulting in a net debt to EBITDA ratio (last twelve months)  of 2.6 times with a book currency exposure of US$ 411.6 million, a 12.5% decline.

Debt

DEBT - R$ Million	12.31.12		12.31.11
	Current	Non-Current	Total	Total	% ch.

Local Currency	(1,933)	(2,210)	(4,143)	(3,600)	15
Foreing Currency	(761)	(4,867)	(5,628)	(4,724)	19
Gross Debt	(2,694)	(7,078)	(9,772)	(8,324)	17
Cash Investments
Local Currency	1,106	61	1,242	1,227	1
Foreing Currency	1,480	107	1,512	1,690	(11)
Total Cash Investments	2,586	167	2,753	2,916	(6)
Net Accounting Debt	(108)	(6,910)	(7,018)	(5,408)	30
Exchange Rate Exposure - US$ Million			(412)	(471)	(13)

Income Tax and Social Contribution

Income tax and social contribution totaled a positive R$ 2.4 million in the year against a negative R$ 156.5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variation on overseas investments. This deterioration is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011. In 4Q12, income tax and social contribution amounted to a positive R$ 50.6 million against a negative R$ 199.9 million reported in the same period in 2011 for the same reasons as explained above.

Participation of non-controlling shareholders

The result of R$ 7.4 million negative against R$ 2.3 million positive in 2011 recorded for this item reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and, as from 3Q12, the incorporation of the results of Quickfood plus those of the Al Wafi and Plusfood subsidiaries, among others. In 4Q12, the result was R$ 5.1 million negative against R$ 1.8 million in 4Q11.

Net Income and Net Margin

In the light of the foregoing, the net income was R$813.2 million in 2012 with a net margin of 2.9%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs which reported a proportionally greater increase than revenues. In 4Q12, BRF reported net earnings of R$ 562.8 million, 365.1% more than recorded for the same period in 2011 with a net margin of 6.9% against 1.7% in 4Q11 and reflecting the gradual improvement in operating performance against a loss from the incorporation of Sadia reported in 4Q11.

EBITDA

Adjusted EBITDA (operating cash generation) reached R$ 2.7 billion, a 17.4% decline, recording an adjusted EBITDA margin of 9.4% against 12.6% in 2011, down by 3.2 percentage points. In 4Q12, adjusted EBITDA was R$ 1.0 billion, a 10.7% decline with an adjusted EBITDA margin of 12.5% against 13% reported for the same period in 2011, for reasons already explained above.

EBITDA reached R$ 2.3 billion in 2012 (18.7% lower than 2011), with EBITDA margin of 8.2% against 11.2% in 2011. EBITDA reached R$ 850.5 million in the 4Q12 (16.4% over than 2011), with EBITDA margin of 10.4% against 10.3%.

EBITDA - R$ Million	4Q12	4Q11	% ch..	2012	2011	% ch.
Net Income	563	121	365	813	1,367	(41)
Income Tax and Social Contribution	(51)	200	-	(2)	157	(102)
Net Financial	91	186	(51)	571	480	19
Depreciation and Amortization	247	224	10	967	886	9
= EBITDA	850	731	16	2,348	2,890	(19)
Other Operating Results	170	191	(11)	347	366	(5)
Equity Accounting	(7)	(4)	70	(22)	(9)	150
Non Controlling Shareholders	5	2	181	7	(2)	-
=Adjusted EBITDA	1,018	920	11	2,680	3,244	(17)

The expenses net of Other Operational Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentations of previous quarterly and/or annual results or in other publications released to the market.

Shareholders’ Equity

On December 31, 2012 the Company reported Shareholders’ Equity of R$ 14.6 billion, against R$ 14.1 billion on December 31 2011, a 3.3% increase and equivalent to an annualized return on investment of 5.7%.

CAPITAL MARKET

BRF shares recorded a year-end price of R$ 42.19 on the São Paulo Stock Exchange (BM&FBovespa) while the Company’s ADRs closed at US$ 21.11 on the New York Stock Exchange, appreciating 15.8% percent and 8.0% percent, respectively. Performance exceeded the Ibovespa, the stock index comprising the most liquid stocks traded on the Brazilian bourse, the latter increasing by 7.4 percent, and the Dow Jones index (up 7.3%). The Company’s market value reached R$ 36.8 billion, up 15.7 percent in relation to 2011.

For the third consecutive year, and as part of the aim of intensifying its relationship with the capital markets, the Company held the BRF Day during the Apimec National and the São Paulo, Rio de Janeiro, Belo Horizonte and Porto Alegre regional chapter meetings. In São Paulo, the public meeting was followed by ringing the opening bell of the trading day at the invitation of BM&FBovespa, with live transmission and simultaneous translation. In addition, BRF’s CEO and CFO also hosted BRF Days in New York and London. Several conferences were also held together with one-on-one meetings, conference calls and visits with domestic and international investors, revealing significant demand from investors and capital market analysts.

PERFORMANCE IN BRF SHARES X Ibovespa x Nyse

PERFORMANCE	4Q12	4Q11	2012	2011
BRFS3 - BM&F Bovespa
Share price - R$*	42.19	36.42	42.19	36.42
Traded Shares (Volume) - Millions	134.1	111.6	584.0	593.7
Performance	20.5%	13.2%	15.8%	33.2%
Bovespa Index	3.0%	8.5%	7.4%	(18.1%)
IGC (Brazil Corp. Gov. Index)	7.2%	7.9%	19.0%	(12.5%)
ISE (Corp. Sustainability Index)	7.1%	8.6%	20.5%	(3.3%)

BRFS - NYSE
Share price - US$*	21.11	19.55	21.11	19.55
Traded Shares (Volume) - Millions	97.1	109.2	480.6	488.8
Performance	22.0%	11.5%	8.0%	15.8%
Dow Jones Index	(2.5%)	12.0%	7.3%	5.5%
* Closing Price

Traded Value 2012

Average USD 76 million / day (4.5% less than 2011)

Share Performance

ADR Performance

CORPORATE GOVERNANCE

With ethics, transparency and equitability as the pillars of its corporate governance model, BRF was the first company in the food and beverages industry to adjust to the listing regulations of BM&FBovespa’s Novo Mercado of which it has been a member since April 2006.

The Company adheres to best practices: maintaining all its shares as common stock; providing equality of rights; a premium in the event of public offerings of shares and mechanisms for investor protection; relevant decisions must be approved by at least two thirds of the votes of collegiate bodies; shareholders and executives are forbidden to secure advantages arising from access to privileged information; securities trading and material facts disclosure policies; and recognizing arbitration as the fastest and most specialized way to address conflicts of interest. In addition, to prevent stock concentration, any shareholder or group of shareholders who gains control over shares in excess of 20% of the total is required to hold a public tender for the acquisition of shares (OPA).

The Company’s control is widely held and its stock is traded on the São Paulo Stock Exchange (BM&FBovespa – BRFS3) and the New York Stock Exchange (Level III ADRs – BRFS). Governance bodies include the General Shareholders Meeting, the Board of Directors, the Fiscal Council which serves as an Audit Committee, Advisory Committees to the Board of Directors and the Executive Board.

DIFUSE CONTROL

Baseline: December 31, 2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Shareholder Remuneration

The Board of Directors approved shareholder remuneration in the amount of R$274.7 million, corresponding to R$ 0.315855520 per share with payouts on August 15, 2012 (R$ 0.11501051 per share and on February 15, 2013 (R$ 0.20084501 per shares) as interest on equity with withholding tax at source as per the legislation in effect. In Ordinary and Extraordinary Shareholders Meeting, will be proposed the amount of R$45.3 million. The amount distributed to the shareholders during fiscal year 2012, represented 39.3% of the net income reported in the period.

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade rating to the Company.

Merger of BRF and Sadia

In 3Q12, the process agreed with CADE involving the asset exchange with Marfrig established in May, 2009 was concluded. The agreement required the temporary discontinuation of some Perdigão and Batavo brand categories in addition to the transfer of some industrial units.

On the other hand, BRF took control of Quickfood in Argentina, holder of the leading hamburger brand in the local market. In expanding its footprint in South America, the Company reiterates its goal of overseas growth together with organic expansion already underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF15 Strategic Plan.

Synergies captured in the course of the year amounted to R$ 678 million and 20.6% higher than 2011. This is in line with Company expectations and of this amount, R$ 161 million were obtained in 4Q12 and not reflecting TCD-related transitory costs and expenses (temporary costs not susceptible to segregation).

New Market

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control,

details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

In addition to the external audit services, during the fiscal year 2012, Ernst & Young Terco Auditores Independentes S.S. rendered services related to income tax for expatriate executives and for analyzing tax and financial data of a company targeted for potential acquisition. All these services were executed within a term of less than a year.

The fees relating to these services totaled R$ 362 thousand, which is equivalent to 8% of the fees collected for the external audit of the Financial Statements for 2012.

Pursuant to CVM Instruction 480/09, at a meeting held on March 4th, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending December 31, 2012.

Sustainability

In a year of major challenges, BRF did not ignore the sustainability factor. The concept is already crystallized in its culture and has been addressed in several activities over the course of 2012, such as training for procurement area negotiators, the integration of new employees and meetings with suppliers. Sustainability at BRF is supported by a set of guidelines, practices and actions intended to achieve positive outcomes simultaneously on the economic and financial, environmental and social fronts.

Furthermore, sustainability has practical applications and a concrete impact on employee routines, as it is part of the  variable compensation goals. For the management process, the Company has established six pillars that, in line with the BRF15 Plan, drive the business strategies and contribute to building a global food company. The pillars are as follows: 1) Full commitment to sustainability; 2) Leveraging sustainability along the value chain; 3) Engagement with stakeholders; 4) Promoting sustainable consumption; 5) Enhancement of human capital; and 6) Adapting to climate change.

Recognition and Highlights

Recognition and Highlights	Reason	Institution
Among the Best Companies in Corporate Governance	• Best meeting with the investment analyst community • Best conference call • Best company in socio-environmental sustainability (7th position) • Best Corporate IR Program in Latin America	Investor Relations Magazine Awards
Best Companies to Shareholders	• Best companies to Shareholders	Capital Aberto Magazine
World’s 100 most innovative companies	• Products and processes innovation	Forbes magazine (international)
Top of Mind 2012 Award	Sadia and Qualy brands	Folha de S.Paulo newspaper
Top of Mind 2012 Award	• José Antonio do Prado Fay –Top Executive • Large Agribusiness Company and Exports Highlight	A Notícia newspaper and Instituto Mapa
Best & Biggest	Best agribusiness company	Exame magazine
Executive of Valor	CEO José Antonio do Prado Fay	Valor Econômico newspaper
Best of Dinheiro	Best company in the food industry and best in Social Responsibility and Corporate Governance management	IstoÉ Dinheiro magazine
Best in Agribusiness 2012	Largest company in the meat industry	Globo Rural magazine
Aberje 2012 Award	Integrated Communication (regional and national)	Brazilian Business Journalism Association (“Associação Brasileira de Jornalismo Empresarial” – Aberje)
Sesi Award for Workplace Quality	BRF’s Videira unit placed first in the Occupational Safety and Health category, with Automation of the Industrialization of Bologna Sausage Activity practice.	Serviço Social da Indústria (Sesi)
500 Biggest in Southern Brazil	Food and Beverage industry	Amanhã magazine
Abre Brazilian Packaging Award	Best Graphic Design in the Food and Beverage category, for the new Batavo visual identity	Brazilian Packaging Association (“Associação Brasileira de Embalagens” – Abre)

SOCIAL REPORT

With its focus on the performance of people, BRF is constantly analyzing the market scenario, adapting to tendencies and implementing improvements in Human Resources programs and processes. In 2012, the Company prioritized alignment and standardization to ensure that employees at all levels are in harmony with the BRF Culture and development can proceed in accordance with the BRF15 strategic plan.

The Company is a major employer in the agro-industrial sector – more than 80% of its employees are located in small cities –, driving local economies and collaborating with the development of society. The corporate culture’s values and mission are beginning to be disseminated outside Brazil in line with BRF’s internationalization thus preparing the Company’s executives to operate in an intercultural environment.

BRF’s human capital incorporates a universe of more than 120 thousand people among direct employees and outsourced employees. The Company adopts a policy of internal recruiting and the selection process is decentralized through the individual units. The principal purpose is to attract, select and direct manpower in accordance with its profile and potential, hiring those aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy. The targets for internal recruitment in 2012 for leadership posts were maintained, 84% of all vacancies being filled by candidates from among the Company’s employees – an advance in relation to the 78% for 2011.

Focus on Human Capital

BRF runs leaders development programs for the full range of hierarchical levels: Formation of Leaders; E-learning for Integration of Leaders; Individual Development Plans (PDI) for executives  and the Leaders Development Program - PDL.  The Company has expanded the Our Way of Leading program for supervisory and coordination positions including from now on leaders from the corporate and administrative areas and the MBTI Workshop.

The Company also runs the Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates. The selection process for the 2013 program is already underway. Additionally, BRF selected three candidates for the Summer Project designed to identify young potential from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas.

BRF invested heavily in 2012 in training the sales force. Seven TV commercials were standardized and used for training and development of the teams as well as for evaluating the performance of domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors to act as content multipliers to the teams, and the Promoter Development Program, for on-

site training of 4,600 company promoters. A total of 66 new sales personnel were trained for the Domestic market and a further 44 for Food Services. During the period, training was also begun to meet the demand for end of year commemorative kits.

SSMA

The SSMA program shows significant progress from year to year. The accident Frequency Rate with time off work for example has shown a reduction of 77.1% since 2008. In 2012, the rate was 35.6% down on 2011, exceeding the target for an annual reduction of 10%. In 2013, the objective is to reduce the rate by a further 5% on the result for 2012.

Stock Option Plan

The Company has granted a total of 7,748,507 stock options to 254 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and executive managers.

TCD – Pursuant to the Performance Agreement Instrument (TCD) signed with CADE, 8,849 employees were transferred in 2012 to the company which acquired BRF’s assets.

Added Value Distribution (R$ million)	2012	2011	% ch.

Human Resources	4.035	3.608	12
Taxes	3.542	3.743	(5)
Interest	1.852	1.645	13
Interest on shareholders' equity	275	632	(57)
Retention	538	735	(27)
Non-controlling shareholders	7	(2)	-
Total	10.250	10.360	(1)

The results of the fourth quarter and the fiscal year 2012 consolidate the BRF Companies - Brasil Foods S.A. and Sadia S.A. (wholly-owned subsidiary), that was incorporated on December 31st, 2012. In July 2009, Sadia’s results were fully consolidated according to the Association Agreement and Shareholders Meetings for the incorporation of shares realized in July and August 2009.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brf-br.com/ri

Financial Statements R$ million	4Q			Year
	2012	2011	ch. %	2012	2011	ch.%

Net Sales	8.146	7.099	14,7	28.517	25.706	10,9

Cost of sales	(6.050)	(5.152)	17,4	(22.064)	(19.047)	15,8
% of NS	-74,3%	-72,6%	-	-77,4%	-74,1%	-

Gross Profit	2.095	1.947	7,6	6.454	6.659	(3,1)
% of NS	25,7%	27,4%	-	22,6%	25,9%	-

Operating Expenses	(1.315)	(1.243)	5,8	(4.706)	(4.264)	10,4
% of NS	-16,1%	-17,5%	-	-16,5%	-16,6%	-
Selling Expenses	(1.201)	(1.122)	7,1	(4.317)	(3.838)	12,5
% of NS	-14,7%	-15,8%	-	-15,1%	-14,9%	-
Fixed	(684)	(689)	(0,7)	(2.489)	(2.301)	8,2
Variable	(517)	(434)	19,3	(1.829)	(1.537)	19,0
General and Administrative Expenses	(114)	(121)	(5,8)	(389)	(427)	(8,9)
% of NS	-1,4%	-1,7%	-	-1,4%	-1,7%	-
Honorary of our administrators	(5)	(6)	(13,7)	(22)	(31)	(29,8)
% of NS	-0,1%	-0,1%	-	-0,1%	-0,1%	-
General and administrative	(109)	(115)	(5,4)	(367)	(396)	(7,2)
% of NS	-1,3%	-1,6%	-	-1,3%	-1,5%	-

Operating Income	780	704	10,8	1.748	2.395	(27,0)
% of NS	9,6%	9,9%	-	6,1%	9,3%	-

Other Operating Results	(180)	(200)	(10,4)	(381)	(403)	(5,4)

Equity Income	7	4	70,0	22	9	149,9

Result before financial income	608	508	19,7	1.389	2.001	(30,6)
% of NS	7,5%	7,2%	-	4,9%	7,8%	-

Net Financial Income	(91)	(186)	(51,0)	(571)	(480)	19,0

Pre-tax income	517	323	60,3	818	1.522	(46,2)
% of NS	6,4%	4,5%	-	2,9%	5,9%	-
Income tax and social contribution	51	(200)	-	2	(157)	-
% of pre-tex income	9,8%	-61,9%	-	0,3%	-10,3%	-

Net income before participation	568	123	362,4	821	1.365	(39,9)

Participation of non-controlling shareholders	(5)	(2)	181,2	(7)	2	-

Net Income	563	121	365,1	813	1.367	(40,5)
% of NS	6,9%	1,7%	-	2,9%	5,3%	-

EBITDA	850	731	16,4	2.348	2.890	(18,7)
% of NS	10,4%	10,3%	-	8,2%	11,2%	-
Adjusted EBITDA	1.018	920	10,7	2.680	3.244	(17,4)
% of NS	12,5%	13,0%	-	9,4%	12,6%	-

BRF - Brasil Foods S.A. PUBLIC COMPANY CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	12.31.2012	31.12.2011	% Ch.

Assets	30.772	29.983	3
Current Assets	11.590	11.124	4
Cash and cash equivalents	1.931	1.367	41
Financial investments	622	1.373	(55)
Accounts receivable	3.131	3.208	(2)
Recoverable taxes	965	908	6
Assets held for sale	23	19	18
Securities receivable	77	57	36
Inventories	3.019	2.679	13
Biological assets	1.371	1.156	19
Other financial assets	33	23	42
Other receivables	326	234	39
Anticipated expenses	92	100	(7)

Non-Current Assets	19.182	18.860	2
Long-term assets	3.723	4.655	(20)
Cash investments	74	83	(11)
Accounts receivable	11	2	360
Escrow deposits	365	228	60
Biological assets	428	387	11
Securities receivable	152	147	3
Recoverable taxes	1.142	745	53
Deferred taxes	725	2.629	(72)
Other receivables	825	430	92
Anticipated expenses	0	3	(88)

Permanent Assets	15.459	14.205	9
Investments	37	20	80
Property, plant and equipment	10.671	9.798	9
Intangible	4.752	4.386	8

Liabilities	30.772	29.983	3
Current Liabilities	7.464	7.988	(7)
Loans and financing	2.441	3.452	(29)
Suppliers	3.381	2.681	26
Payroll and mandatory social charges	426	434	(2)
Taxes payable	228	225	1
Dividends/interest on shareholders’ equity	160	313	(49)
Management and staff profit sharing	107	224	(52)
Other financial liabilities	253	271	(6)
Provisions	174	118	47
Other liabilities	294	269	9

Non-Current Liabilities	8.732	7.886	11
Loans and financing	7.078	4.601	54
Suppliers	38	5	691
Taxes and social charges payable	13	29	(54)
Provision for tax, civil and labor contingencies	761	835	(9)
Deferred taxes	28	1.792	(98)
Employee pension plan	304	266	14
Other liabilities	511	357	43

Shareholders’ Equity	14.576	14.110	3
Capital stock paid in	12.460	12.460	-
Capital reserves	70	76	(8)
Profit reserves	2.261	1.760	28
Other related results	(201)	(162)	24
Retained profits (losses)	(52)	(65)	(21)
Interest on shareholders’ equity	38	40	(5)

Cash Flow - R$ million	4Q12	4Q11	ch. %	2012	2011	ch. %

Operating Activities
Result for the fiscal year	563	121	365	813	1.367	(41)
Adjustments to the result	484	965	(50)	2.860	1.907	50

Changes in assets and liabilities
Accounts receivable from clients	(454)	(770)	(41)	90	(640)	-
Inventory	422	201	109	(362)	(539)	(33)
Interest on Shareholders' Equity received	-	-	-	9	6	60
Suppliers	140	386	(64)	669	567	18
Payment of contingencies	(69)	(23)	204	(203)	(203)	(0)
Interest payments	(121)	(96)	26	(495)	(466)	6
Payment of income tax and social contribution	(66)	(12)	460	(98)	(38)	158
Salaries, social obligations and others	(115)	(183)	(37)	(841)	(809)	4
Net cash provided by operating activities	783	590	33	2.443	1.152	112

Investment Activities
Financial investments	24	23	4	46	29	55
Acquisition of companies	-	(230)	-	(11)	(230)	-
Other investments	(50)	(2)	2.768	(52)	(9)	475
Acquisition of fixed assets	(534)	(527)	1	(1.884)	(1.130)	67
Acquisition of biological assets	(135)	(111)	21	(494)	(492)	0
Revenue from the sale of fixed assets	30	4	644	51	6	760
Intangible investments	(8)	(12)	(29)	(15)	(59)	(75)
Cash from (invested) investment activities	(675)	(854)	(21)	(2.373)	(1.885)	26

Financing activities
Loans and financing	323	(190)	(270)	911	259	251
Interest on shareholders' equity	-	-	-	(440)	(502)	(12)
Acquisitions of treasury shares	13	-	-	13	(72)	-
Goodwill on acquisition of non-controlling shareholders	(34)	-	-	(34)	(12)	177
Cash from (invested) in financing activities	303	(190)	-	450	(326)	-

Currency variation on cash and cash equivalents	13	(27)	-	43	116	(63)

Net increase (decrrease) in cash held	424	(482)	-	564	(944)	-

Cash and cash equivalents at the beginning of the period	1.507	1.849	(18)	1.367	2.311	(41)
Cash and cash equivalents at the end of the period	1.931	1.367	41	1.931	1.367	41

Financial Statements

December 31,  2012 and 2011

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

		BR GAAP		BR GAAP and IFRS
		Parenty company		Consolidated
ASSETS	Note	12.31.12	12.31.11	12.31.12	12.31.11
CURRENT ASSETS
Cash and cash equivalents	7	907,919	68,755	1,930,693	1,366,843
Marketable securities	8	269,033	763,535	621,908	1,372,671
Trade accounts receivable, net	9	2,997,671	1,427,374	3,131,198	3,207,813
Inventories	10	2,490,329	1,166,150	3,018,576	2,679,211
Biological assets	11	1,358,115	554,483	1,370,999	1,156,081
Recoverable taxes	12	892,104	572,720	964,769	907,929
Other financial assets	21	32,804	22,944	33,200	23,459
Other rights		404,176	157,417	518,637	409,744
Total current assets		9,352,151	4,733,378	11,589,980	11,123,751

NON-CURRENT ASSETS
Marketable securities	8	51,752	-	74,458	83,368
Trade accounts receivable, net	9	11,128	2,419	11,128	2,419
Credit notes	9	78,033	75,547	152,303	147,322
Recoverable taxes	12	1,134,588	449,376	1,141,797	744,612
Deferred income taxes	13	825,998	935,607	724,942	2,628,750
Judicial deposits	14	363,875	110,582	365,301	228,261
Biological assets	11	428,190	179,188	428,190	387,383
Receivables from related parties	29	13,793	5,138	-	-
Restricted cash	15	83,877	-	93,014	70,020
Other rights		718,425	210,455	732,116	362,702
Investments	16	3,171,703	10,159,588	36,658	20,399
Property, plant and equipment, net	17	10,250,576	3,562,727	10,670,700	9,798,370
Intangible	18	4,096,664	1,631,903	4,751,661	4,386,099
Total non-current assets		21,228,602	17,322,530	19,182,268	18,859,705

TOTAL ASSETS		30,580,753	22,055,908	30,772,248	29,983,456

BRF - BRASIL FOODS S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

		BR GAAP		BR GAAP and IFRS
		Parenty company		Consolidated
LIABILITIES	Note	12.31.12	12.31.11	12.31.12	12.31.11
CURRENT LIABILITIES
Short-term debt	19	2,111,007	1,445,779	2,440,782	3,452,477
Trade accounts payable	20	3,135,464	1,270,696	3,381,246	2,681,343
Payroll and related charges		386,077	208,233	426,241	434,249
Tax payable		186,614	91,838	227,995	224,761
Interest on shareholders' equity	26	159,915	312,624	160,020	312,624
Employee and management profit sharing		76,935	173,402	76,935	224,480
Other financial liabilities	21	198,524	227,891	253,420	270,693
Provision for tax, civil and labor risks	25	163,798	68,550	173,916	118,466
Advances from related parties	29	1,946,739	1,200,679	-	-
Other obligations		192,827	65,200	323,663	268,736
Total current liabilities		8,557,900	5,064,892	7,464,218	7,987,829

NON-CURRENT LIABILITIES
Long-term debt	19	4,593,942	1,597,342	7,077,539	4,601,053
Social and tax payable		12,462	9,096	13,457	29,472
Provision for tax, civil and labor risks	25	739,227	139,890	760,913	835,234
Deferred income taxes	13	-	340,606	27,792	1,791,897
Liabilities with related parties	29	8,280	-	-	-
Advances from related parties	29	1,317,649	562,740	-	-
Employee benefit plan	24	303,846	112,716	303,846	266,045
Other obligations		508,919	158,286	548,443	362,009
Total non-current liabilities		7,484,325	2,920,676	8,731,990	7,885,710

SHAREHOLDERS' EQUITY	26
Capital		12,460,471	12,460,471	12,460,471	12,460,471
Capital reserves		69,897	76,259	69,897	76,259
Income reserves		2,261,079	1,760,446	2,261,079	1,760,446
Treasury shares		(51,907)	(65,320)	(51,907)	(65,320)
Other comprehensive loss		(201,012)	(161,516)	(201,012)	(161,516)
Attributed to interest of controlling shareholders		14,538,528	14,070,340	14,538,528	14,070,340
Non-controlling interest		-	-	37,512	39,577
Total shareholders' equity		14,538,528	14,070,340	14,576,040	14,109,917

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		30,580,753	22,055,908	30,772,248	29,983,456

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais, except earnings per share and share data)

		BR GAAP		BR GAAP
		Parenty company		Consolidated
	Note	12.31.12	12.31.11	12.31.12	12.31.11
NET SALES	30	14,251,263	12,487,184	28,517,383	25,706,238
Cost of sales	35	(12,114,773)	(10,008,750)	(22,063,563)	(19,046,963)
GROSS PROFIT		2,136,490	2,478,434	6,453,820	6,659,275
OPERATING INCOME (EXPENSES)
Selling	35	(1,746,618)	(1,572,164)	(4,317,304)	(3,837,537)
General and administrative	35	(236,293)	(233,772)	(388,930)	(426,872)
Other operating expenses, net	33	(284,495)	(465,973)	(381,109)	(402,715)
Equity interest in income of affiliates	16	1,097,799	1,296,099	22,438	8,978
OPERATING INCOME		966,883	1,502,624	1,388,915	2,001,129
Financial income	34	(630,195)	(1,180,504)	(1,556,506)	(1,325,320)
Financial expenses	34	195,475	793,411	985,904	845,797
INCOME BEFORE TAXES		532,163	1,115,531	818,313	1,521,606
Current	13	(716)	-	(18,967)	(39,874)
Deferred	13	281,780	251,878	21,321	(116,643)
NET INCOME		813,227	1,367,409	820,667	1,365,089
Attributable to:
BRF shareholders		813,227	1,367,409	813,227	1,367,409
Non-controlling interest		-	-	7,440	(2,320)
Earnings per share - basic		869,534,940	870,507,468	869,534,940	870,507,468
Weighted average shares outstanding (thousands) - basic	28	0.93524	1.57082	0.94380	1.56815
Earning per share - diluted		869,703,606	870,546,236	869,703,606	870,546,236
Weighted average shares outstanding (thousands) - diluted	28	0.93506	1.57075	0.93506	1.57075

BRF - BRASIL FOODS S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

		BR GAAP		BR GAAP
		Parenty company		Consolidated
	Note	12.31.12	12.31.11	12.31.12	12.31.11
Net Income		813,227	1,367,409	820,667	1,365,089
Gain(loss) in foreign currency translation adjustments		(3,578)	1,101	(3,578)	1,101
Gain in available for sale marketable securities,
net of income taxes of R$159 in 2012 and (R$49) in 2011	8	13,173	3,535	13,173	3,535
Unrealized losses in cash flow hedge,
net of income taxes of (R$1,722) in 2012 and R$97,737 in 2011.	4	(8,599)	(229,371)	(8,599)	(229,371)
Actuarial gains (losses),
net of income taxes of R$20,861 in 2012 and (R$14,439) in 2011.	24	(40,492)	28,025	(40,492)	28,025
Net losses recorded directly in the shareholders' equity		(39,496)	(196,710)	(39,496)	(196,710)
Comprehensive Income		773,731	1,170,699	781,171	1,168,379
Attributable to:
BRF shareholders		773,731	1,170,699	773,731	1,170,699
Non-controlling interest		-	-	7,440	(2,320)

BRF- BRASIL FOODS S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais, except interest on own capital per share data)
	Attributed to interest of controlling shareholders
		Capital reserves		Profit reserves				Other comprehensive income (loss)
								Acumulated
								foreign	Available	Gains					Total
					Reserve	Reserve	Reserve	currency	for sale	(losses) on	Actuarial	Retained	Total	Non-	shareholders'
	Paid-in	Capital	Treasury	Legal	for	for capital	for tax	translation	marketable	hedge	gains	earnings	shareholders'	controlling	equity
	capital	reserve	shares	reserve	expansion	increases	incentives	adjustments	securities	accounting	(losses)	(losses)	equity	interest	(consolidated)
BALANCES AT DECEMBER 31, 2010	12,460,471	69,353	(739)	111,215	673,317	280,156	-	11,483	1,516	62,078	(39,883)	-	13,628,967	7,551	13,636,518
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	1,101	-	-	-	-	1,101	-	1,101
Unrealized gain in available for sale marketable
securities	-	-	-	-	-	-	-	-	3,535	-	-	-	3,535	-	3,535
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(229,371)	-	-	(229,371)	-	(229,371)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	-	-	28,025	(39,517)	(11,492)	-	(11,492)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	1,367,409	1,367,409	(2,320)	1,365,089
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	12,584	5,051	(167,293)	(11,858)	1,327,892	14,760,149	5,231	14,765,380
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.7270 per
outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	(632,134)	(632,134)	-	(632,134)
Legal reserve	-	-	-	68,370	-	-	-	-	-	-	-	(68,370)	-	-	-
Reserve for expansion	-	-	-	-	305,268	-	-	-	-	-	-	(305,268)	-	-	-
Reserve for capital increases	-	-	-	-	-	265,578	-	-	-	-	-	(265,578)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	56,542	-	-	-	-	(56,542)	-	-	-
Share-based payments	-	15,844	-	-	-	-	-	-	-	-	-	-	15,844	-	15,844
Gains on disposal of shares	-	3,286	-	-	-	-	-	-	-	-	-	-	3,286	-	3,286
Goodwill on the acquisition of non-controlling entities	-	(12,224)	-	-	-	-	-	-	-	-	-	-	(12,224)	-	(12,224)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	34,346	34,346
Treasury shares acquired	-	-	(71,956)	-	-	-	-	-	-	-	-	-	(71,956)	-	(71,956)
Treasury shares disposed	-	-	7,375	-	-	-	-	-	-	-	-	-	7,375	-	7,375
BALANCES AT DECEMBER 31, 2011	12,460,471	76,259	(65,320)	179,585	978,585	545,734	56,542	12,584	5,051	(167,293)	(11,858)	-	14,070,340	39,577	14,109,917
Comprehensive income:
Gain in foreign currency translation adjustments	-	-	-	-	-	-	-	(3,578)	-	-	-	-	(3,578)	-	(3,578)
Unrealized gain in available for sale marketable
securities	-	-	-	-	-	-	-	-	13,173	-	-	-	13,173	-	13,173
Unrealized loss in cash flow hedge	-	-	-	-	-	-	-	-	-	(8,599)	-	-	(8,599)	-	(8,599)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	-	-	(40,492)	(37,844)	(78,336)	-	(78,336)
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	813,227	813,227	7,440	820,667
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	-	9,006	18,224	(175,892)	(52,350)	775,383	14,806,227	47,017	14,853,244
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.3158 per
outstanding share at the end of exercise	-	-	-	-	-	-	-	-	-	-	-	(274,750)	(274,750)	-	(274,750)
Legal reserve	-	-	-	40,661	-	-	-	-	-	-	-	(40,661)	-	-	-
Reserve for expansion	-	-	-	-	237,464	-	-	-	-	-	-	(237,464)	-	-	-
Reserve for capital increases	-	-	-	-	-	155,077	-	-	-	-	-	(155,077)	-	-	-
Reserve for tax incentives	-	-	-	-	-	-	67,431	-	-	-	-	(67,431)	-	-	-
Share-based payments	-	23,034	-	-	-	-	-	-	-	-	-	-	23,034	-	23,034
Gains on disposal of shares	-	4,455	-	-	-	-	-	-	-	-	-	-	4,455	-	4,455
Goodwill on the acquisition of non-controlling entities	-	(33,851)	-	-	-	-	-	-	-	-	-	-	(33,851)	-	(33,851)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,505)	(9,505)
Treasury shares acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares disposed	-	-	13,413	-	-	-	-	-	-	-	-	-	13,413	-	13,413
BALANCES AT DECEMBER 31, 2012	12,460,471	69,897	(51,907)	220,246	1,216,049	700,811	123,973	9,006	18,224	(175,892)	(52,350)	-	14,538,528	37,512	14,576,040

BRF - BRASIL FOODS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

	BR GAAP		BR GAAP
	Parenty company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
OPERATING ACTIVITIES:
Net income for the period	813,227	1,367,409	813,227	1,367,409
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling interest	-	-	7,440	(2,320)
Depreciation, amortization and exhaustion	473,413	392,609	966,666	886,338
Equity interest in income of affiliates	(1,097,799)	(1,296,099)	(22,438)	(8,978)
Results on the execution of TCD	102,512	-	108,880	-
Gains (losses) on disposal of property, plant and equipment	(8,472)	42,727	13,256	158,685
Deferred income tax	(281,780)	(251,878)	(21,321)	116,643
Provision (reversal) for tax, civil and labor risks	66,677	94,033	132,457	78,927
Other provisions	(10,145)	42,713	(6,220)	60,490
Exchange rate variations and interest	416,389	257,603	885,153	741,280
Changes in Operating Assets and Liabilities:
Investments in trading securities	(1,250,140)	(3,327,370)	(2,528,952)	(4,003,585)
Redemptions of trading securities	1,825,382	3,276,933	3,344,945	4,107,639
Investments in available for sale	-	-	(10,815)	(1,703,487)
Redemptions of available for sale	-	-	11,478	1,499,193
Other financial assets and liabilities	(34,165)	(75,554)	(20,882)	(23,836)
Trade accounts receivable	39,658	(382,739)	90,312	(640,215)
Inventories	(100,102)	(294,885)	(361,771)	(538,610)
Trade accounts payable	205,869	178,611	669,357	566,688
Payment of tax, civil and labor risks	(99,642)	(78,819)	(203,116)	(203,232)
Interest paid	(205,336)	(163,578)	(494,680)	(466,175)
Payroll and related charges	-	-	(97,537)	(37,775)
Interest on shareholders' equity received	8,988	5,601	8,988	5,601
Income tax payments	(225,537)	1,254,762	(840,996)	(809,045)
Net cash provided by operating activities	638,997	1,042,079	2,443,431	1,151,635

INVESTING ACTIVITIES:
Marketable securities	-	-	(48,619)	-
Redemptions of held to maturity	-	27	94,194	29,320
Restricted cash	-	-	(14,170)	(9,043)
Business combination	(10,609)	(55,000)	(10,609)	(230,242)
Other investments, net	(7)	-	(52,018)	(4,686)
Cash of merged company	484,167	-	-	-
Additions to property, plant and equipment	(876,877)	(678,862)	(1,884,422)	(1,125,242)
Additions to biological assets	(231,268)	(208,115)	(493,888)	(492,198)
Proceeds from disposals of property, plant and equipment	38,903	8,579	51,250	5,962
Additions to intangible assets	(4,282)	(49,904)	(14,641)	(58,780)
Net cash used in investing activities	(599,973)	(983,275)	(2,372,923)	(1,884,909)
FINANCING ACTIVITIES:
Proceeds from debt issuance	3,149,588	1,815,957	5,258,227	3,098,390
Repayment of debt	(1,908,720)	(1,115,193)	(4,347,569)	(2,838,898)
Advance forfuturecapital increase	(23,000)	(329,712)	-	-
Treasury shares disposal (acquisition)	13,413	(71,956)	13,413	(71,956)
Goodwill in the acquisiton of non-controlling entities	-	-	(33,851)	(12,224)
Payment of interest on shareholders' equity	(439,790)	(501,644)	(439,790)	(501,644)
Net cash (used in) provided by financing activities	791,491	(202,548)	450,430	(326,332)
EFFECT ON EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	8,649	1,340	42,912	115,806
Net decrease in cash	839,164	(142,404)	563,850	(943,800)
At the beginning of the period	68,755	211,159	1,366,843	2,310,643
At the end of the period	907,919	68,755	1,930,693	1,366,843

BRF- BRASIL FOODS S.A.
STATEMENT OF VALUE ADDED
December 31, 2012 and 2011
(Amounts expressed in millions of Brazilian Reais)

	BR GAAP		BR GAAP e IFRS
	Parenty company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
1 - REVENUES	16,037,237	14,090,333	32,444,864	29,434,753
Sales of Goods, Products and Services	15,560,135	13,828,853	31,287,114	28,640,514
Other Income	(293,661)	(300,939)	(331,478)	(151,819)
Revenue Related to Construction of Own Assets	763,436	601,196	1,526,672	990,159
Allowance for Doubtful Accounts Reversal (Provisions)	7,327	(38,777)	(37,444)	(44,101)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(12,039,303)	(9,983,459)	(22,326,362)	(19,043,331)
Costs of Products and Goods	(10,064,588)	(8,222,032)	(17,814,256)	(14,787,191)
Materials, Energy, Third Parties Services and Other	(1,981,090)	(1,753,531)	(4,531,838)	(4,228,283)
Recovery (loss) of Assets Values	6,375	(7,896)	19,732	(27,857)
3 - GROSS VALUE ADDED (1-2)	3,997,934	4,106,874	10,118,502	10,391,422
4 - RETENTIONS	(473,413)	(392,609)	(966,666)	(886,338)
Depreciation, Amortization and Exhaustion	(473,413)	(392,609)	(966,666)	(886,338)
5 - NET VALUE ADDED (3-4)	3,524,521	3,714,265	9,151,836	9,505,084
6 - RECEIVED FROM THIRD PARTIES	1,381,930	2,089,861	1,097,784	855,134
Equity Pick-Up	1,097,799	1,296,099	22,438	8,978
Financial Income	195,475	793,411	985,904	845,797
Other	88,656	351	89,442	359
7 - VALUE ADDED TO BE DISTRIBUTED (5+6)	4,906,451	5,804,126	10,249,620	10,360,218

8 - DISTRIBUTION OF VALUE ADDED	4,906,451	5,804,126	10,249,620	10,360,218
Payroll	1,923,144	1,718,143	4,035,239	3,607,734
Salaries	1,493,966	1,401,959	3,138,811	2,952,920
Benefits	326,871	223,529	692,276	480,202
Government Severance Indemnity Fund for Employees
Guarantee Fund for Lenght of Services - FGTS	102,307	92,655	204,152	174,612
Taxes, fees and Contributions	1,415,967	1,436,859	3,541,924	3,742,561
Federal	550,579	674,291	1,983,362	2,341,196
State	850,728	751,600	1,523,741	1,389,869
Municipal	14,660	10,968	34,821	11,496
Capital Remuneration from Third Parties	754,113	1,281,715	1,851,790	1,644,834
Interests	649,733	1,186,621	1,609,222	1,345,257
Rents	104,380	95,094	242,568	299,577
Interest on Own-Capital	813,227	1,367,409	820,667	1,365,089
Interest on Shareholders' Equity	274,750	632,134	274,750	632,134
Retained Earnings	538,477	735,275	538,477	735,275
Non-controlling Interest	-	-	7,440	(2,320)

1.            COMPANY’S OPERATIONS

BRF – Brasil Foods S.A. (“BRF or parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. BRF is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•      Whole chickens and frozen cuts of chicken, turkey, pork and beef;

•      Ham products, bologna, sausages, frankfurters and other smoked products;

•      Hamburgers, breaded meat products and meatballs;

•      Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•      Milk, dairy products and desserts;

•      Juices, soy milk and soy juices;

•      Margarine, sauces and mayonnaise; and

•      Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products, as disclosed in note 5.

In the domestic market, the Company operates 30 meat processing plants, 11 dairy products processing plants, 2 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, all of them near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant, 1 frozen vegetables processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 33 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 140 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia and  Speciale Sadia,  in addition to licensed trademarks such as Turma da Mônica, Bob Esponja and  Trakinas. The trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata were disposed on June 11, 2012, as disclosed in note 1.2

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	12.31.12	12.31.11
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias	(k)	Commercialization of ow ned real state	Brazil	100.00%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercialization of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and commercialization of real estate	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercialization of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercialization of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercialization of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(j)	Industrialization and commercialization of dairy products	Brazil	-	100.00%
BRF GmbH	(I)	Holding and trading	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and export of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Industrialization, import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Marketing and logistics services	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.		Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.	(d)	Industralization, import and commercialization of products	China	50.00%	-
Quickfood S.A.	(f )	Industrialization and commercialization of products	Argentina	90.05%	-
Sadia S.A.	(j)	Industralization and commercialization of products	Brazil	-	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(c)	Import and commercialization of products	Argentina	0.02%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias	(c)	Commercialization of ow ned real estate	Brazil	-	34.51%
Athena Alimentos S.A.	(g)	Industrialization and commercialization of products	Brazil	-	99.99%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	(e)	Marketing and logistics services	Japan	-	100.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods LLC		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	(h)	Holding	Brazil	-	73.94%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	25.10%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.	(c)	Import and commercialization of products	Argentina	99.98%	100.00%
Avex S.A.	(m)	Industrialization and commercialization of products	Argentina	99.46%	65.58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
BRF - Suínos do Sul Ltda.	(k)	Participation in other companies	Brazil	99.00%	-
Nutrifont Alimentos S.A.	(l)	Industrialization and commercialization of products	Brazil	50.00%	-

(a)       Dormant subsidiaries.
(b)       The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment as of December 31, 2012 of R$2,169 (R$1,588 as of December 31, 2011). The wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of December 31, 2012, is represented by a net capital deficiency of R$10,597 (R$9,363 as of December 31, 2011). The purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       Change in the equity interest occurred during the fiscal year ended December 31, 2012.

(d)       Establishment of joint venture in China in February 2012, see note 1.3.

(e)       Company’s activities were terminated in July 2012.

(f)        Equity interest acquired on June 11, 2012.

(g)       Disposal of equity interest on June 11, 2012.

(h)       Disposal of equity interest on July 3, 2012.

(i)        Change in the company’s name on October 3, 2012.

(j)        Merger of wholly-owned subsidiary on December 31, 2012.

(k)       Equity interest acquired on October 19, 2012.

(l)        Establishment of joint venture with Carbery Luxembourg Sàrl on November 5, 2012, see note 1.4.

(m)      Change in the equity interest on December 28, 2012, see note 1.6

1.2.       Performance Commitment Agreement

On June 11, 2012, the Company and Marfrig Alimentos S.A. (“Marfrig”), in accordance to the terms and conditions established by the Administrative Council for Economic Defense (“CADE”) in the Performance Commitment Agreement (“TCD”), signed the conclusion of the Asset Exchange and Other Agreements signed on March 20, 2012 which included the following measures:

(i)           the acquision, by Marfrig, of the entire equity interest of Athena Alimentos S.A. (“Athena”), a company for which the following assets were transferred by BRF:

(a)  all the assets and rights related to the production plants depicted below:

Processing plant	State	Activity
Pork slaughtering, processing of finished goods, pork farms and
Três Passos	RS	hatcheries
Poultry slaughtering, processing of finished goods, manufacturing
Brasília	DF	of animal feed, pork farms and hatcheries
Poultry slaughtering, processing of finished goods, manufacturing
São Gonçalo	BA	of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods

(b)  all the assets and rights related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(ii)          the Company transferred to Marfrig the entire portfolio of contracts with poultry and pork outgrowers, in order to guarantee the supply to the specific processing plants listed in the item (i a) above;

(iii)         the acquisition, by Marfrig, of the trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and  Delicata, as well as the intellectual properties rights related to these trademarks; and

(iv)         the acquisition, by Marfrig, of the equity interest held either directly or indirectly by Sadia S.A., equivalent to 64.57% of the capital of Excelsior Alimentos S.A., transferred to Marfrig on July 2, 2012.

In exchange to the acquisition and/or disposal of assets and rights listed in the items (i) to (iv) above, the Company acquired:

(i)           the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood S.A. (“Quickfood”), a company based in Argentina; and

(ii)          the right to receive an irrevocable and irreversible amount corresponding to R$350,000 to be paid as follows:

•           R$25,000 due to June 11, 2012, which were properly paid by Marfrig;

•           R$25,000 due to July 1, 2012, adjusted by the variations of the General Market Price Index (“IGP-M”), which were properly paid by Marfrig;

•           R$250,000 to be paid by Marfrig to BRF in 72 monthly and successive installments, which are due from August 1, 2012, being the first installment in the amount of R$ 4,424 and other remaining installments in the amount of R$4,821, subject to the fixed rate of 12.11% p.a.

As disclosed in the quarterly information for the nine month period ended September 30, 2012, BRF and Marfrig renegotiated the payment terms of the amount correspondent to R$50,000 which previous settlement was expected to occur on October 1, 2012. As a consequence, this amount will be received from January 2, 2013 in 67 monthly and successive installments in the amount of R$964.

All the installments due until December 31, 2012 were properly paid by Marfrig.

On December 31, 2012, the total balance related to this right is R$287,626, being R$41,172 recorded in current assets and R$246,454 recorded in non-current assets, both accounted for as other rights.

Additionally, in order to comply with the TCD, it was agreed the transfer of the Company’s pork slaughtering and processing manufacturing facility, located in the City of Carambeí, State of Paraná, to Marfrig. On December 31, 2012, the receivable related to this transaction corresponds to R$81,542 and it is accounted for as other rights, being R$17,936 recorded in current assets and R$63,606 recorded in non-current assets. Such transference generated a net gain of R$48,812, accounted for as other operating income.

As a result of the conclusion of the Asset Exchange and Other Agreements, Marfrig and BRF also signed other agreements mainly related to the supply of raw material, processed products and utility services.

In order to comply with the terms and conditions from CADE, and in accordance with the agreements between BRF and Marfrig, as from July 2, 2012, the following measures were taken:

(i)           temporary suspension of the use of the Perdigão trademark,  for the following products and periods:

Product	Period
Ham products	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(ii)          temporary suspension of the use of the Batavo trademark, related to the products and periods listed in item (i) above.

The accounting effects of the conclusion of the Asset Exchange and Other Agreements signed with Marfrig are presented in note 6.1.

1.3.       Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose is:

(i)        to access the distribution market in Continental China, Hong Kong and  Macau including retail and food service channels;

(ii)       local processing of products; and

(iii)      developing the Sadia trademark in these markets.

The Company owns 50% of equity interest in the JV and in April 2012 made a capital investment amounting to approximately R$1,300, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, which is expected for the second quarter of 2013, the JV will have sales volumes exceeding 140,000 tons and report annual revenues of approximately R$844,000.

For the fiscal year ended December 31, 2012, the JV had sales volumes of 136,719 tons and reported net revenues of R$593,251.

1.4.       Constitution of JV between BRF and Carbery Group (“Carbery”)

On November 5, 2012, BRF and Carbery established a JV for whey processing.

Carbery is a worldwide leading manufacturer player of whey based ingredients and has an advanced range dairy based nutritional ingredients.

The Company owns 50% of the equity interest of the JV and involves a total shared investment of R$50,000 utilizing Carbery’s innovative technology to process whey generated by BRF’s cheese operations.

The project includes the construction of a manufacturing plant to produce high added value nutritional ingredients, which are mainly used by baby food and nutritional sports customers. The construction of the plant is expected to commence in 2013 and the beginning of its operations is planned for 2014.

1.5.       Acquisition of assets related to integration, production and slaughter of porks – DOUX

On November 7, 2012, the Company established an agreement with CADE aiming the creation of the rules for the assets related to integration, production and slaughter of porks from Doux, located in the City of Ana Rech, State of Rio Grande do Sul, pledged to BRF during the year of 2011, according to note 6.4 of the financial statements for the fiscal year ended December 31, 2011 disclosed on March 22, 2012, to have their property transferred to third parties through an extrajudicial auction.

This agreement was necessary to allow the execution of the guarantees offered by Doux in consideration to the advances made by BRF which were not settled yet. On December 31, 2012, such advances totaled R$191,514, and were accounted for as other rights in non-current assets. In addition, the agreement establishes the limits for the use of such assets by BRF, as well as authorizes the Company to take all necessary measures to recovery these advances.

The Company’s management do not expect any significant impact on the future earnings and the assets offered by Doux are sufficient to cover the advances made by BRF.

1.6.       Acquisition of non-controlling shareholders interest of Avex S.A. (“Avex”)

On December 28, 2012, aiming to accelerate the integration of its business in Argentina, the Company, through its wholly-owned subsidiary Sadia Alimentos S.A., acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776, to be settled until March 31, 2013, and therefore holding 99.46% of the equity interest of Avex.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity.

1.7.       Merger of wholly-owned subsidiaries Sadia S.A. (“Sadia”) and Heloísa Ind. e Com. de Produtos Lácteos Ltda. (“Heloísa”) into BRF

On December 31, 2012, the wholly-owned subsidiaries Sadia and Heloísa were merged into BRF. The main objective of these mergers was the full integration of the businesses, maximizing synergies, streamlining processes and consequent reduction of administrative, operational and tax costs and increase of productivity.

The decision to merge Sadia into BRF resulted in a loss recorded in the statement of income for the year ended December 31, 2011 in the amount of R$215,205 related to the provision for tax loss carryforwards and negative basis calculation.

The effective loss was R$130,959 and, therefore, a reversal of R$84,246 was recorded in the statement of income for the year ended December 31, 2012 as current tax expense, considering that the taxable income earned by the wholly-owned subsidiary was higher than the estimated amounts on December 31, 2011.

1.8.       Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual financial statements have been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as “BR GAAP”. Such information differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRS.

The Company’s individual and consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as, the amount of other currencies disclosed in the financial statement, when applicable, were also expressed in thousands.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of these financial statements. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving such estimates can result in amounts significantly different from those recorded in the financial statement due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated financial statements were prepared based on the historical cost except for the following material items recognized in the balance sheet:

        (i)       derivative financial instruments measured at fair value;

       (ii)       derivative financial instruments measured at fair value through the statement of income;

      (iii)       financial assets available for sale measured at fair value;

      (iv)       assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

       (v)       share-based payments and employee benefits measured at fair value.

3.            SUMMARY OF ACCOUNTING PRACTICES

3.1.    Consolidation: includes the BRF’s financial statements and the financial statements from subsidiaries where BRF has directly or indirectly control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this deliberation, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. which adopts the Euro (“EUR”) and Avex S.A., Dánica group and Quickfood S.A. wich adopt the Argentine Peso (“ARS”), as their functional currency.

•         Investments:  investments in affiliates are measured under the equity method adjusted for the effects of measurement of the business combination, when applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

3.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

3.3.    Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

3.4.    Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income and will be utilized by the Company in a short period of time.

3.5.    Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

3.5.1.  Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that are not classified as any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

3.5.2.  Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

3.5.3.  Hedge transactions: the Company utilizes derivative and non-derivative financial instruments, as disclosed in note 4, to hedge the exposure to exchange rate and interest variations or to modify the characteristics of financial assets and liabilities, transactions highly probable and which are: (i) highly correlated to changes in the market value of the item being hedged, both at inception and throughout the term of the contract (effectiveness between 80% and 125%); (ii) supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure. The accounting follows the CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of the measurement at fair value recognized in equity and the realization in the statement of income under a caption corresponding to the hedged item.

Hedges that meet the criteria for accounting are recorded as cash flow hedge.

In a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity as other comprehensive income, while the ineffective portion of the hedge is recognized immediately as financial income or expense.

When the documented strategy of the Company’s risk management for a particular hedge relationship excludes from the assessment of hedge effectiveness a specific component of gain or loss or the related cash flows of the hedge instrument, this excluded component of the gain or loss is immediately recognized in the financial result.

The amounts registered as other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects the statement of income, for example, when the forecasted revenue in foreign currency occurs.

If the occurrence of the forecasted transaction or firm commitment is no longer expected, the amounts previously recognized in equity are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized in other comprehensive income remain deferred in equity as other comprehensive income until the forecasted transaction or firm commitment affect the statement of income.

3.5.4.   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.06% p.a. (6.66% p.a. as of December 31, 2011).

3.7.    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful accounts.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current assets at the same time receivables are written-off. The notes are written-off from the provision when Management considers that they are not recoverable after all appropriate measures to collect.

3.8.    Inventories: are evaluated at average acquisition or formation cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, which are related to all process needed to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

3.9.    Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, these assets were classified as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which the fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which concluded that the formation cost of these assets approximates to their fair value (see note 11).

3.10. Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management. Accordingly, there is a firm commitment to identify a purchaser and conclude the sale. These assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. Such assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

On December 31, 2012 the amounts related to these assets corresponded to R$11,173 in the parent company and R$22,520 in the consolidated (R$5,980 in the parent company and R$19,007 in the consolidated as of December 31, 2011) and are recorded in the current assets as other rights.

3.11. Property, plant and equipment: presented at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the weighted average interest rate of the short term debt effective on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Deliberation No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2012, and no adjustments were detected. The result of this test is detailed in note 18.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

3.12. Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2012 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

3.13. Income taxes and social contributions: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously, therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets are realized and liabilities settled, based on the rates (and fiscal regulation) that are in force on the date of disclosure.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is part of various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 692/12).

As a result of the business combination with Sadia, Avex and Dánica group the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets must be accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

3.17. Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on a straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

3.18. Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 695/12. Actuarial gains and losses are recognized in other comprehensive income, based on the actuarial report prepared by independent experts.

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not available to the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

3.20. Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are disclosed as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

3.21. Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

3.22. Determination of income: results from operations are recorded on an accrual basis.

3.23. Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

3.26. Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

3.27. Subsidies and tax incentives: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

3.28. Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in equity.

3.29. Translation of assets and liabilities denominated in foreign currency:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.12	12.31.11
U.S. Dollar (US$)	2.0435	1.8758
Euro (€)	2.6954	2.4342
Pound Sterling (£)	3.3031	2.9148
Argentine Peso (AR$)	0.4160	0.4360

Average rates
U.S. Dollar (US$)	1.9550	1.6746
Euro (€)	2.5103	2.3278
Pound Sterling (£)	3.0985	2.6835
Argentine Peso (AR$)	0.4298	0.4056

3.30. Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         fair value of financial instruments, see note 4;

•         impairment of non-financial assets, see note 5, 17 and 18;

•         measurement at fair value of items related to business combinations, see note 6;

•         estimated losses on doubtful accounts, see note 9;

•         biological assets, see note 11;

•         loss on the reduction of recoverable value of taxes, see note 12 and 13;

•         useful lives of property, plant and equipment and intangible, see note 17 and 18.

•         share-based payment transactions, see note 23;

•         supplementary retirement plan, see note 24; and

•         provision for tax, civil and labor risks, see note 25.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

3.31. Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

4.            INANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The policy establishes limits for the decision making and adoption of hedging instruments with the purposes of:

(i)    protecting from the exposure to fluctuation of interest rates;

(ii)   protecting from the exposure to variation of foreign exchange rates on debt and cash flow; and

(iii)  protecting from the exposure to changes in the commodities prices.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approving the Risk Policy. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each identified risk, according to the guidelines enacted by the Board of Directors as well as for approving:

(i)     the action plans defined for aligning the risks within the defined limits of tolerance;

(ii)    the performance indicators to be used in risk management;

(iii)  the overall limits; and

(iv)  the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Policy.

The Risk Management area has as primary task the monitoring, evaluation and reporting of financial risk taken by the Company, and among these are:

(i)        an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Policy;

(ii)       the preparation of reports;

(iii)     the evaluation and presentation of alternatives to mitigate risks; and

(iv)     the modeling and assessment of exposure to risks.

The tasks mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments utilized presenting the potential impacts.

The Risk Policy defines the strategies to be adopted, and Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

Considering the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the current fiscal year met the established objectives.

As permitted by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, in accordance with  its Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow that:

(i)        is attributable to a particular risk associated with a recognized asset or liability;

(ii)       a highly probable predicted transaction; and

(iii)     could affect profit and loss.

The Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates,  the fluctuation of the interest rates and changes to the commodities prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

4.2.       Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This exhibition refers primarily to changes in market interest rates, that affect assets and liabilities of the Company, indexed to the London Interbank Offered rate ("LIBOR"), Long Term Interest Rate ("TJLP"). Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit Certificate ("CDI")  Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

The Company continually monitors the market interest rates, in order to evaluate any potential need to enter in hedging contracts to protect from the exposure to fluctuation of such rates. These transactions are basically characterized by contracts that exchange floating rate for fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP and UMBNDES.

With regards to the Company's marketable securities, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. If CDI increases, impacts become favorable, while if CDI decreases, results become unfavorable.

In August 2011, the Monetary Policy Committee ("COPOM") initiated a cycle of monetary policy easing by reducing the basic interest rate from 12.5% p.a. to 7.25% p.a. in December  2012. Thus, interest income derived from investments subject to the CDI variations were reduced. Moreover, there is the maintenance of the expectation of low international interest rates. With LIBOR at historically low levels, there was a positive impact on financial costs linked to this indicator.

Regarding the exposure to fluctuation of interest rates, the results obtained for the year ended December 31, 2012, met the established objectives.

4.3.       Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of the assets or an increase of the amounts of liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro (“EUR”) , Pound Sterling (“GBP”) and the Argentine Peso in relation to the Brazilian Real.

The objective of the Company’s Risk Policy is the protection from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations not denominated in Brazilian Reais, thus protecting the Company’s balance sheet, through the use of over-the-counter transactions (“swap”) and transactions on the futures exchange.

4.3.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Cash and cash equivalents and marketable securities	120,671	40,469	1,502,407	1,689,551
Trade accounts receivable	231,560	37,921	1,606,544	1,379,420
Accounts receivable from subsidiaries	1,225,246	409,061	-	-
Restricted cash	-	-	9,137	-
Dollar futures agreements	204,350	65,801	204,350	65,801
Inventories	1,973	-	543,030	112,267
Forward contracts (NDF) (1)	-	-	-	11,255
Exchange rate contracts (Swap)	(31,652)	(359,369)	(31,652)	(359,369)
Loans and financing	(2,815,029)	(1,268,830)	(5,628,401)	(4,723,824)
Bond designated as cash-flow hedge	306,525	-	306,525	-
Pre-payment exports designated as cash-flow hedge	815,778	1,210,248	815,778	1,210,248
Trade accounts payable	(233,867)	(55,760)	(479,730)	(340,300)
Advance for pre-payment export to subsidiaries	(3,258,361)	(1,763,378)	-	-
Other assets and liabilities, net	11,271	-	310,829	71,948
	(3,421,535)	(1,683,837)	(841,183)	(883,003)

Foreign exchange exposure in US$	(1,674,350)	(897,663)	(411,638)	(470,734)

(1)     Offshore non-deliverable forwards (NDF’s) not designated as hedge accounting, impacting financial result and not shareholders’ equity.

The Company's total net foreign exchange exposure as of December 31, 2012, is a liability of US$411,638  and is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For the purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

4.3.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

BRGAAP and IFRS
Parent company and Consolidated
12.31.12
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.53%)	US$	2,057,804	(20,044)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 7.13%)	EUR	530,994	(11,268)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (Pre of 6.22%)	GBP	176,385	(6,425)
Fixed exchange rate	Exchange rate	From 01/2013 to 04/2013	R$ (Pre of 7.66%)	US$	132,828	2,080
Swap	Exchange rate	Up to 03/2014	R$ (Pre of 9.75%)	US$ +1.58%	408,700	(76,934)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%do CDI)	56,112	2,119
Swap	Exchange rate	From 01/2013 to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%do CDI)	330,750	(2,165)
Swap	Interest rate	From 01/2013 to 06/2018	US$ +LIBOR 3M +2.48%	US$ +4.27%	408,700	(23,033)
Swap	Interest rate	From 01/2013 to 02/2019	US$ +LIBOR 6M +2.37%	US$ +5.60%	728,362	(78,615)
					4,830,635	(214,285)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 03/2013	US$ (Pre de 0.28%)	EUR	134,770	396
Swap	Exchange rate	Up to 03/2015	R$ (Pre de 8.41%)	US$ - 0.20%	31,652	(5,609)
Options	Live cattle	From 01/2013 to 07/2013	R$	R$	28,784	10
NDF	Live cattle	Up to 01/2013	R$	R$	854	57
Future contract	Exchange rate	Up to 02/2013	US$	R$	204,350	(782)
Future contract	Live cattle	Up to 10/2013	R$	R$	20,309	(7)
					420,719	(5,935)
					5,251,354	(220,220)

					BRGAAP and IFRS
				Parent company and Consolidated
						12.31.11
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	Up to 01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	1,031
Swap	Exchange rate	From 10/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(16,702)
Swap	Interest rate	From 08/2012 to 06/2018	US$ +LIBOR 3M +1.43%	US$ +3.92%	375,160	(18,102)
Swap	Interest rate	From 07/2012 to 02/2019	US$ +LIBOR 6M +1.77%	US$ +4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	187,580	(3,593)
					5,717,156	(199,633)
F inancial instruments no t designated as hedge acco unting
NDF	Exchange rate	From 01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	Up to 03/2012	US$ (Pre of 0.54%)	EUR	60,855	515
Swap	Interest rate	Up to 05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	56,274	(356)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.62%)	US$ +1.40%	359,369	(47,802)
Options	Live cattle	From 01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	Up to 09/2012	R$	R$	1,679	29
Future contract	Exchange rate	Up to 01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	Up to 10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

(1)     The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and future contracts with the objective of minimize the effects of the variations in the foreign exchange rates and for protection from the fluctuations of interest rates.

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company and were satisfactory.

4.4.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting:

(i)        the relationship of the hedge;

(ii)       the objective and risk management strategy of the Company to hire a hedge transaction;

(iii)       the identification of the financial instrument;

(iv)       the hedge object or transaction;

(v)       the nature of the risk to be hedged;

(vi)       the description of the hedge relationship;

(vii)    the demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

(viii)   the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

4.4.1.   Non-deliverable forwards - NDF

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM )	Notional (R$	Average USD	Curve	MTM	Notional (R$)	Average EUR	Curve	MTM )	Notional (R$	Average GBP
January 2013	(17,400)	(17,167)	275,872	1.9181	(2,412)	(2,518)	70,081	2.6079	(2,068)	(2,166)	21,470	2.9909
February 2013	(12,657)	(12,172)	222,741	1.9436	(2,279)	(2,237)	68,733	2.6306	(1,522)	(1,608)	21,470	3.0911
March 2013	(11,612)	(10,956)	269,742	1.9798	(1,384)	(1,279)	75,471	2.6833	(1,193)	(1,270)	23,452	3.1724
April 2013	(3,421)	(2,481)	279,960	2.0551	(872)	(895)	53,908	2.6967	(245)	(342)	19,819	3.3111
May 2013	6,674	6,467	214,567	2.1466	(940)	(918)	45,822	2.7017	(259)	(367)	18,167	3.3165
June 2013	4,435	4,353	245,220	2.1304	(1,503)	(1,549)	49,865	2.6851	(247)	(323)	16,516	3.3334
July 2013	1,245	1,245	112,393	2.1260	(1,163)	(1,239)	48,518	2.7132	(198)	(298)	15,855	3.3504
August 2013	2,764	2,925	141,001	2.1574	(266)	(382)	29,649	2.7655	(31)	(76)	9,909	3.4061
September 2013	3,115	3,410	143,045	2.1747	(351)	(368)	29,649	2.7796	(33)	(59)	9,909	3.4281
October 2013	2,340	2,776	102,175	2.1917	(399)	(380)	29,649	2.7931	(70)	(93)	9,909	3.4331
November 2013	1,575	1,556	51,088	2.2105	433	497	29,649	2.8932	210	177	9,909	3.5438
	(22,942)	(20,044)	2,057,804	2.0631	(11,136)	(11,268)	530,994	2.7002	(5,656)	(6,425)	176,385	3.2649

4.4.2.    Interest rate and currency swap

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
Assets	Liabilities		Maturity	Balance	Balance
(Hedged object)	(Protected risk)	Notional	date	(contract curve)	(MTM)
LIBOR 6M	4.06% p.a.	US$21,428	07.22.13	(641)	(1,107)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	US$12,000	08.23.13	(240)	(513)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	US$8,000	07.19.13	(207)	(354)
LIBOR 6M	3.82% p.a.	US$4,000	03.20.13	(73)	(129)
LIBOR 6M	3.79% p.a.	US$6,000	02.13.13	(144)	(188)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	US$5,000	05.10.13	(28)	(100)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(1,664)	(22,700)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(291)	(21,661)
LIBOR 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(1,659)	(26,883)
LIBOR 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(1,646)	(26,641)
LIBOR 3M + 2.35% p.a.	3.07% p.a.	US$100,000	06.12.15	(2)	(1,372)
7.00% p.a.	76.00% CDI	US$35,000	07.15.13	954	2,119
LIBOR 3M + 2.50% p.a.	92.50% CDI	US$38,888	10.01.13	(324)	(783)
LIBOR 3M + 4.50% p.a.	100.00% CDI	US$77,777	12.23.13	(26)	(1,382)
R$ + 9.80%	US$ + 1.71%	US$40,000	03.17.14	(16,103)	(14,593)
R$ + 9.70%	US$ + 1.53%	US$30,000	03.17.14	(13,249)	(12,089)
R$ + 9.70%	US$ + 1.45%	US$70,000	03.17.14	(30,618)	(27,800)
R$ + 9.80%	US$ + 1.68%	US$30,000	03.17.14	(12,558)	(11,419)
R$ + 9.80%	US$ + 1.65%	US$30,000	03.17.14	(12,196)	(11,033)
				(90,715)	(178,628)

4.4.3    Fixed exchange rate

Fixed Exchange rate is a non-derivative financial instrument hired from financial institutions and allows the definition of future rate to internalization of resources arising from foreign activities. By means of contract it is necessary the submission of export invoices to prove the nature of resources which will be internalized trough closing exchange rate. Such contract has similar characteristics to a derivative contract non-deliverable forward since it determines, at the time of their hiring a future exchange rate. Nevertheless, the contract requires a physical settlement of the contracted positions.

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
				R$ x USD
Maturities	Curve	MTM	Notional (R$)	Average USD
January 2013	502	537	30,653	2.0825
February 2013	432	533	20,435	2.1103
March 2013	348	592	40,870	2.0954
April 2013	320	418	40,870	2.0961
	1,602	2,080	132,828	2.0949

4.4.4    Exports pre-payments - PPEs

As authorized by CVM Deliberation No. 604/09, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the PPEs designated as hedge accounting is set forth below:

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$66,527 (R$30,507 as of December 31, 2011), net of income tax of R$ 34,271 (R$15,716 as of December 31, 2011).

4.4.5    Senior Unsecured Notes – Bonds

According to CVM Deliberation No. 604/09, the Company designated on June 30, 2012, part of the transaction hired as Senior Unsecured Notes (Bond BRF2022), as hedge accounting.

In order to test the effectiveness of this hedge category, the Company established, a comparison between the exchange rate variation arising from contract of issuing bonds (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the bonds designated as hedge accounting is set forth below:

The unrealized gains and losses from bonds designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$2,198, net of income tax of R$1,132.

4.5.       Gains and losses of derivative financial instruments designated as hedge accounting

The gains and losses from derivative financial instruments designated for intended for protection, while unrealized were recognized in the shareholders’ equity and as financial income or expense, respectively, are set forth below:

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	12.31.12	12.31.11	12.31.12	12.31.11
Derivatives for intended for protection
Foreign exchange risks	(40,746)	(101,129)	(71,890)	(2,634)
Interest rate risk	(95,053)	(85,698)	(6,596)	(10,172)
	(135,799)	(186,827)	(78,486)	(12,806)
Non derivatives for intended for protection
Foreign exchange risks	(104,128)	(46,223)	-	-
	(104,128)	(46,223)	-	-
Derivatives for intended for financial results
Interest rate risk	-	-	-	(356)
Foreign exchange risks	-	-	(5,996)	(47,626)
Market risk of live cattle	-	-	61	381
	-	-	(5,935)	(47,601)
	(239,927)	(233,050)	(84,421)	(60,407)

The gains and losses from derivative financial instruments intended for protection designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$55,579 in the parent company and R$107,167 in the consolidated (R$97,138 in the parent company and R$136,786 in the consolidated as of December 31, 2011), net of income tax of R$ 28,632 (R$50,041 as of December 31, 2011).

4.5.1.    Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company
	12.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	51,752	-	51,752
Trade accounts receivable	3,008,799	-	-	-	-	3,008,799
Credit notes	109,431	-	-	-	-	109,431
Lease receivable	81,542	-	-	-	-	81,542
Other receivables - TCD	326,052	-	-	-	-	326,052
Fair value
Marketable securities	-	658	268,375	-	-	269,033
Restricted cash	-	-	-	83,877	-	83,877
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,135,464)	(3,135,464)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(2,815,029)	(2,815,029)
	3,525,824	658	268,375	135,629	(9,840,413)	(5,909,927)

	BR GAAP
	Parent company
	12.31.11
	Loans and	Available for	Trading	Financial
	receivables	sale	securities	liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,429,793	-	-	-	1,429,793
Credit notes	100,783	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	(4,313,817)	(2,019,706)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	142,611	-	142,611
Trade accounts receivable	3,142,326	-	-	-	-	3,142,326
Credit notes	229,724	-	-	-	-	229,724
Lease receivable	81,542	-	-	-	-	81,542
Other receivables - TCD	326,052	-	-	-	-	326,052
Fair value
Marketable securities	-	273,062	280,693	-	-	553,755
Restricted cash	-	-	-	93,014	-	93,014
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,381,246)	(3,381,246)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(5,628,401)	(5,628,401)
	3,779,644	273,062	280,693	235,625	(12,899,567)	(8,330,543)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	166,784	-	166,784
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255
Restricted cash	-	-	-	70,020	-	70,020

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

4.6.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriatte accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•   The fair value is the price that an asset could be exchanged, a liability settled, between knowledgeable willing parties in a transaction without favoritism; and

•   Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of inputs create the hierarchy of fair value set forth below:

•    Level 1 - Prices quoted for identical instruments in active markets;

•    Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•    Level 3 - Instruments whose significant inputs are non-observable.

Management concluded that balances of cash and cash equivalents, trade accounts receivable and trade accounts payable are close to their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements is close to the fair value due to the major portion of the total gross debt bears interest based on the variation of TJLP,  LIBOR and CDI, except the capital markets transactions (Bond). On December 31, 2012, the fair value adjustment for Bond (“BRFSBZ”) is represented by a positive impacto f R$521,092, which R$80,463 is attributable to Sadia Bonds (“BRFSBZ6”), R$295,030 is attributable to BFF Notes (“BRFSBZ7”) and R$145,599 is attributable to BRF Notes (“BRFSBZ5”), this impact was measured only for disclosure purposes not being recorded in the financial statements of the Company.

4.6.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	BR GAAP
	Parent company
	12.31.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	907,919	907,919	68,755	68,755
Restricted cash
Held to maturity	83,877	83,877	-	-
Marketable securities
Available for sale	658	658	1,685	1,685
Trading securities	268,375	268,375	761,850	761,850
Held to maturity	51,752	51,752	-	-
Trade accounts receivable, net	3,008,799	3,008,799	1,429,793	1,429,793
Notes receivable	109,431	109,431	100,783	100,783
Lease receivable	81,542	81,542	-	-
Other receivables - TCD	326,052	326,052	-	-
Loans and financing	(5,173,913)	(5,173,913)	(3,043,121)	(3,043,121)
Bonds BRF	(1,531,036)	(1,676,635)	-	-
Trade accounts payable	(3,135,464)	(3,135,464)	(1,270,696)	(1,270,696)
Other financial assets	32,804	32,804	22,944	22,944
Other financial liabilities	(198,524)	(198,524)	(227,891)	(227,891)
	(5,167,728)	(5,313,327)	(2,155,898)	(2,155,898)

	BR GAAP and IFRS
	Consolidated
	12.31.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,930,693	1,930,693	1,366,843	1,366,843
Restricted cash
Held to maturity	93,014	93,014	70,020	70,020
Marketable securities
Available for sale	273,062	273,062	235,150	235,150
Trading securities	280,693	280,693	1,054,105	1,054,105
Held to maturity	142,611	144,013	166,784	166,784
Trade accounts receivable, net	3,142,326	3,142,326	3,210,232	3,210,232
Notes receivable	229,724	229,724	204,257	204,257
Lease receivable	81,542	81,542	-	-
Other receivables - TCD	326,052	326,052	-	-
Loans and financing	(5,910,905)	(5,910,905)	(6,149,842)	(6,149,842)
Bonds BRF	(1,531,036)	(1,676,635)	-	-
Bonds BFF	(1,561,993)	(1,857,023)	(1,431,514)	(1,580,992)
Bonds Sadia	(514,387)	(594,850)	(472,174)	(509,399)
Trade accounts payable	(3,381,246)	(3,381,246)	(2,681,343)	(2,681,343)
Other financial assets	33,200	33,200	23,459	23,459
Other financial liabilities	(253,420)	(253,420)	(270,693)	(270,693)
	(6,620,070)	(7,139,760)	(4,674,716)	(4,861,419)

4.6.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

	BR GAAP
	Parent company
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	167,867	-	167,867
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designed as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	116	-	116
	101,166	200,671	-	301,837
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(192,077)	-	(192,077)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(198,524)	-	(198,524)

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174,181	-	-	174,181
Brazilian foreign debt securities	89,004	-	-	89,004
Exclusive investment funds	9,219	-	-	9,219
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	180,185	-	180,185
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designated as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	512	-	512
	373,570	213,385	-	586,955
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(246,973)	-	(246,973)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(253,420)	-	(253,420)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

Presented below is the description of the valuation methodologies used by the Company for financial instruments measured at fair value:

•        The investments in financial assets in the categories of Brazilian foreign debt securities, National Treasury Certificates (“CTN”), Financial Treasury Notes (“LFT”), financial investment funds and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•        The investments in financial assets in the categories of Bank Deposit Certificates (“CDB”) and the repurchase agreements backed by debentures are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•        The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix III of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including interest rates swap and foreign currency derivatives.

4.7.       Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of trade accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2012, the Company had financial investments over R$10.000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco Votorantim, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, Credit Suisse, Deutsche Bank, Erste Bank, HSBC and JP Morgan.

The Company also held derivative contracts with the following financial institutions: ABN, Banco Bradesco, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Barclays, Citibank, Credit Suisse, Deutsche Bank, HSBC, ING Bank, JP Morgan, Merrill Lynch, Rabobank and Standard Bank.

4.8.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are associated to future cash flow that may jeopardize its liquidity and calculates the Cash Flow at Risk (“CFaR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seek the liquidity and profitability of these assets avoiding concentration.

The Company maintains its leverage levels in a manner to not jeopardize the ability to honor commitments and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2012, the long term debt portion accounted for 59% of the total outstanding debt with an average term greater than 3.5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2012:

	BR GAAP
	Parent company
	12.31.12
	Book	Cash flow						After
	value	contracted	2013	2014	2015	2016	2017	5 years
Non derivatives financial liabilities
Loans and financing	5,173,913	5,702,421	2,287,502	1,047,268	668,039	464,817	362,376	872,419
Bonds BRF	1,531,036	2,388,023	90,042	90,042	90,042	90,042	90,042	1,937,813
Trade accounts payable	3,135,464	3,135,464	3,135,464	-	-	-	-	-
Capital lease	124,228	138,945	79,841	31,612	9,429	7,659	10,404	-
Operational lease	-	364,573	84,785	71,153	48,118	34,946	30,964	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	125,851	44,048	(26,301)	36,519	10,235	10,292	10,480	2,823
Currency derivatives (NDF)	66,226	56,350	56,350	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	782	782	782	-	-	-	-	-
Interest rate and exchange rate derivatives	5,609	(2,228)	(1,693)	(749)	214	-	-	-
Commodities derivatives	56	56	56	-	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Book	Cash flow						After 5
	value	contracted	2013	2014	2015	2016	2017	years
Non derivatives financial liabilities
Loans and financing	5,910,905	6,487,890	2,580,808	1,172,268	815,636	470,897	368,390	1,079,891
Bonds BRF	1,531,036	2,388,023	90,042	90,042	90,042	90,042	90,042	1,937,813
Bonds BFF	1,561,993	2,365,988	111,115	111,115	111,115	111,115	111,115	1,810,413
Bonds Sadia	514,387	668,928	35,123	35,123	35,123	35,123	528,436	-
Trade accounts payable	3,381,246	3,381,246	3,381,246	-	-	-	-	-
Capital lease	124,228	138,945	79,841	31,612	9,429	7,659	10,404	-
Operational lease	-	364,573	84,785	71,153	48,118	34,946	30,964	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	180,747	110,143	(15,003)	47,792	20,969	20,710	20,957	14,718
Currency derivatives (NDF)	66,226	56,350	56,350	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	782	782	782	-	-	-	-	-
Interest rate and exchange rate derivatives	5,609	(2,228)	(1,693)	(749)	214	-	-	-
Commodities derivatives	56	56	56	-	-	-	-	-

4.9.       Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, and other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the Management of inventory levels is used as a hedging instrument.

During the 2012 fiscal year, the Company utilized derivative instruments to mitigate the exposure to live cattle price variation. The derivative instruments are entered into to protect the following transactions:

(i)        forward purchase of cattle;

(ii)       contracting of own cattle confinement;

(iii)     contracting of cattle confinement with partnership; and

(iv)     spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value through the statement of income, regardless of the contract expiration date.

On December 31, 2012, the Company held a short position in the BM&F of 636 future contracts (150 contracts as of December 31, 2011) with maturity dates between January and October 2013.

In the counter market, the Company has not held any contracts with maturity dates in 2013. Additionally, through the utilization of options, the Company held a short position of 450 allotments (600 allotments as of December 31, 2011).

4.10.    Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds Sterling, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

Parity - Brazilian Reais x U.S. Dollar		2.0435	1.8392	1.5326	2.5544	3.0653
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF and Fixed exchange rate (hedge accounting)	Devaluation of R$	23,122	242,186	570,780	(524,536)	(1,072,194)
Pre payment export	Devaluation of R$	(100,797)	(19,219)	103,148	(304,742)	(508,686)
Bonds	Devaluation of R$	(3,330)	27,323	73,301	(79,961)	(156,593)
Swaps	Devaluation of R$	(4,440)	36,430	97,735	(106,615)	(208,790)
Exports	Appreciation of R$	(1,495)	(240,831)	(599,835)	596,845	1,195,185
Net of tax effect		(86,940)	45,889	245,129	(419,009)	(751,078)
Statement of income		-	-	-	-	-
Shareholders' equity		(86,940)	45,889	245,129	(419,009)	(751,078)

Parity - Brazilian Reais x Euro		2.6954	2.4259	2.0216	3.3693	4.0431
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	946	54,045	133,694	(131,802)	(264,551)
Exports	Appreciation of R$	(946)	(54,045)	(133,694)	131,802	264,551
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound Sterling		3.3031	2.9728	2.4773	4.1289	4.9547
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(2,039)	15,600	42,057	(46,135)	(90,232)
Exports	Appreciation of R$	2,039	(15,600)	(42,057)	46,135	90,232
Net of taxe effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

The segment information is prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

(i)        Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)       Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)      Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign market.

(iv)      Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

(i)        Poultry: involves the production and trade of whole poultry and cuts in  natura.

(ii)       Pork and beef cuts: involves the production and trade of cuts in natura.

(iii)      Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

(iv)      Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

(v)       Milk: involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

(vi)      Dairy products and other beverages: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

(vii)    Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
Net sales	12.31.12	12.31.11
Domestic market:
Poultry	1,351,356	1,112,291
Pork and Beef	911,270	774,476
Processed products	6,767,166	7,144,983
Other processed	2,694,906	2,043,030
Other	894,137	555,215
	12,618,835	11,629,995
Foreign market:
Poultry	7,569,437	6,571,946
Pork and Beef	1,866,736	1,554,086
Processed products	2,002,169	1,750,059
Other processed	179,978	175,160
Other	7,722	41,859
	11,626,042	10,093,110
Dairy products:
Milk	1,359,809	1,720,470
Dairy products and others beverages	1,354,262	818,328
	2,714,071	2,538,798
Food service:
Poultry	343,055	301,272
Pork and Beef	221,782	166,673
Processed products	846,167	884,639
Other processed	147,431	91,751
	1,558,435	1,444,335
	28,517,383	25,706,238

The operating results for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Operating income:
Domestic market	1,038,639	1,249,386
Foreign market	189,949	558,783
Dairy products	(6,551)	(24,711)
Food service	166,878	217,671
	1,388,915	2,001,129

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2012.

Net revenues from exports were originated in the segments of the foreign market, dairy products and food service, as set for below:

	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Export net revenues per market:
Foreign market	11,626,042	10,093,110
Dairy products	123	5,351
Food service	223,299	188,419
	11,849,464	10,286,880

Export net revenue by region is presented below:
	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Export net revenues per region:
Europe	1,920,199	1,882,425
Far East	2,402,902	2,301,806
Middle East	3,976,600	3,087,331
Eurasia (including Russia)	1,058,340	763,294
America / Africa / Other	2,491,423	2,252,024
	11,849,464	10,286,880

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Total
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12	12.31.11
Domestic market (1)	1,069,958	1,153,790	982,478	1,065,478	2,052,436	2,219,268
Foreign market	1,260,368	1,074,384	323,459	190,522	1,583,827	1,264,906
Dairy products (2)	671,398	664,102	-	-	671,398	664,102
Food service	81,539	81,539	-	-	81,539	81,539
	3,083,263	2,973,815	1,305,937	1,256,000	4,389,200	4,229,815

(1)     Write-off of goodwill and trademarks due to the execution of TCD (note 12).

(2)     During the year ended December 31, 2012, there was an increase in the goodwill allocated from Heloisa in the amount of R$7,296, due to an adjustment in the open balance from acquired company.

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above using the model of discounted cash flow. The results and assumptions are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

6.1  Business combination – QUICKFOOD

As described in note 1.2, in order to comply the requirements of TCD, the Company acquired the equity interest held by Marfrig of the capital of Quickfood.

In the Extraordinary General Shareholder´s Meeting occurred on May 23, 2012, the Company’s shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held by the Company in Athena by the interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed on March 20, 2012 with the effective conclusion on June 11, 2012.

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

The Company utilized its subsidiary Athena to operationalize the disposal of the assets listed in the TCD. Therefore, the following corporate acts were performed:

(i)     the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$333,061, which was paid with assets of its property included in the TCD;

(ii)    the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174, which was paid with assets of its property included in the TCD;

(iii)  BRF made a capital increase in Athena in the amount of R$163,043, which was paid with assets of its property included in the TCD; and

(iv)  on May 31, 2012, BRF acquired the book value of the equity interest of the capital of Athena held by Sino dos Alpes and Sadia.

In summary, the consolidated assets of TCD transferred to Marfrig are presented below:

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	3,834	Short term debts	7,847
Trade accounts receivable	7,240	Trade accounts payable	4,891
Inventories	118,152	Salary and social obligations	31,040
Other credits	1,708	Tax obligations	1,462
	130,934	Other obligations	1,417
			46,657

NON CURRENT		NON CURRENT
Deferred tax	4,203	Long term debts	16
Judicial deposits	746	Tax obligations	3,660
Other assets	802	Other obligations	1,439
Investments	8		5,115
Property, plant and equipment, net	506,652
	512,411	NET ASSETS	591,573

TOTAL ASSETS	643,345	TOTAL LIABILITIES	643,345

The transaction with Marfrig was accounted for as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The acquiree contributed with net revenue in the amount  of R$369,597 and net losses of R$334, since the date of acquisition to December 31, 2012 for the Company’s results.

Management estimates that if the business combination with Quickfood had occurred on January 1, 2012, the consolidated net revenue and net losses for the year ended December 31, 2012 would be approximately R$978,252 and R$15,829, respectively.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets amounted to R$928,000.

The table below depicts the details of the losses generated in this transactions as well as the goodwill generated in the business combination:

Fair value of Athena	928,000

Book value of Athena	591,573
Write-off of goodwill originated from the expectation of future profitability, adjustments of fair
value of property, plant and equipment and trademark related to the assets transfered	264,951
Total book value	856,524

Difference between the fair value and the book value of Athena	71,476

Fair value of Athena	928,000
Consideration receivable	(350,000)
Remaining fair value	578,000
Fair value of the equity interest acquired from Quickfood	(463,581)
Difference between the remaining fair value and Quickfood's fair value	114,419

Net impact in statement of income	(42,943)
Other losses deriving from the execution of TCD	(65,937)
Total of results of TCD before taxes	(108,880)

Fair value of the equity interest acquired from Quickfood	463,581
Payment for the working capital acquisition	57,839
Value of the investment on Quickfood at the acquisition date	521,420
Net assets acquired (1)	(63,852)
Preliminary Goodwill before allocation	457,568

Goodwill allocations
Customer relationship	146,217
Trademarks	102,089
Property, plant and equipments	70,067
Supplier relationship	1,793
Deffered tax liabilities	(112,058)

Goodwill for expected future profitability	249,460

(1)     The variation occurred in the net assets acquired in relation to the amount disclosed on June 30, 2012 is mainly related to the alignment between the accounting practices previously adopted by Quickfood and the accounting practices adopted by BRF.

The accounting impacts in the statement of income deriving from the execution of TCD are accounted for in the other operating results and are summarized as follows:

Valor justo da Quickfood	463,581
Contraprestação a receber	350,000
Valor justo total da contraprestação recebida	813,581

Custo dos estoques vendidos	(115,853)
Custo das partipações societárias transferidas	(504,731)
Obrigações trabalhistas dos colaboradores transferidos	29,011
Valor contábil Athena	(591,573)

Mais valia de ativo imobilizado transferido oriundo da Sadia	(102,793)
Mais valia de marcas transferidas oriundas da Sadia	(83,000)
Valor justo dos avais a integrados	4,674
Ágio atribuido a perspectiva de rentabilidade futura das plantas oriundas da Sadia	(83,832)
Total de baixas	(264,951)
Perdas de créditos fiscais de PIS, COFINS e ICMS s/ ativo imobilizado transferido	(9,200)
Perdas causadas pela BRF ao Instituto Sadia de Sustentabilidade na execução do TCD	(15,237)
Baixa de estoques obsoletos de embalagens	(9,146)
Outras perdas	(32,354)
Total de outras perdas	(65,937)

Total de perdas na execução do TCD antes dos efeitos dos impostos	(108,880)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on May	CVM Deliberation		acquired
	31, 2012	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	23,803	-		23,803
Trade accounts receivable	114,590	-		114,590
Inventories	50,084	-		50,084
Other credits	1,849	-		1,849
	190,326	-		190,326
NON CURRENT
Property, plant and equipment, net	48,777	77,809	(a)	126,586
Intangible	255	277,734	(b)	277,989
Other assets	1,036	-		1,036
	50,068	355,543		405,611
TOTAL ASSETS	240,394	355,543		595,937

LIABILITIES
CURRENT
Trade accounts payable	119,189	-		119,189
Salary and social obligations	14,904	-		14,904
Tax obligations	3,939	-		3,939
Other obligations	5,007	-		5,007
	143,039	-		143,039
NON CURRENT
Long term debts	15,032	-		15,032
Tax obligations	369	-		369
Deferred tax liabilities	-	124,440	(c)	124,440
Other obligations	11,063	-		11,063
	26,464	124,440		150,904
NET ASSETS - BRF	63,852	208,108		271,960

Non-controlling shareholders' equity	7,039	22,995		30,034

TOTAL LIABILITIES	240,394	355,543		595,937

(a)  Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(b)  Refers to the fair value of the following intangible assets identified:  customer relationship R$162,374, trademarks R$113,369 and supplier relationship R$1,991; and

(c)  Refers to the effect of the deferred taxes on the adjustments (a) and (b) presented above.

6.2  Business combination – AVEX

According to the Company’s strategic plan to become a global player, on October 03, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., in Argentina, the Company acquired 69.15% of the equity interest in Avex S.A. (“Avex”), which is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758,800 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

As disclosed in note 1.6, on December 28, 2012, aiming to accelerate the integrating of its business in Argentina, the Company acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776, and therefore holding 99.46% of the equity interest.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity and does not compose the goodwill generated in the business combination.

The amounts related to this business combination are set forth below:

Net assets acquired on October 3, 2011	63,184
Identification of non-realizable within the measurement period	(26,027)
Others measurement adjustments	4,483
Assets and labilities acquired, net adjusted	41,640

Percentage of acquired participation	69.15%

Net assets acquired	28,793

Value paid for the acquisation of Avex	108,603
Net assets acquired	28,793
Goodwill	79,810

Goodwill allocation
Property, plant and equipment, net	40,126
Relationship with client	11,115
Relationship with suppliors	7,760
Adjustment to market value of the biological assets	830
Adjustment to market value of the inventories	280
Non-competition agreement	205
Contingent liabilities	(425)
Deferred tax liabilities	(20,890)

Goodwill originated from the expectation of future profitability	40,809

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	9,391	-		9,391
Trade accounts receivable	15,578	-		15,578
Inventories	9,781	405	(a)	10,186
Biological assets	8,017	1,200	(b)	9,217
Recoverable taxes	7,740	-		7,740
Other credits	12,796	-		12,796
	63,303	1,605		64,908
NON CURRENT
Property, plant and equipment, net	54,857	58,031	(c)	112,888
Intangible	124	27,593	(d)	27,717
Other assets	109	-		109
	55,090	85,624		140,714
TOTAL ASSETS	118,393	87,229		205,622

LIABILITIES
CURRENT
Short term debts	42,111	-		42,111
Trade accounts payable	21,852	-		21,852
Salary and social obligations	2,789	-		2,789
Tax obligations	1,012	-		1,012
Other obligations	96	-		96
	67,860	-		67,860
NON CURRENT
Long term debts	8,892	-		8,892
Contingent liabilities	-	615	(e)	615
Deferred tax	-	30,211	(f)	30,211
	8,892	30,826		39,718
NET ASSETS - BRF	28,793	39,001		67,794

Non-controlling shareholders' equity	12,848	17,402		30,250

TOTAL LIABILITIES	118,393	87,229		205,622

(a)  Refers to the adjustment to the fair value of the inventories;

(b)  Refers to the adjustment to the fair value of the biological assets;

(c)  Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(d)  Refers to the fair value of the following intangible assets identified:  supplier relationship R$11,223, non-compete agreement R$296, customer relationship R$16,074;

(e)  Refers to the fair value of the contingent tax, civil and employment liabilities; and

(f)   Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Avex was recorded in the statement of income of Sadia Alimentos S.A., such as R$1,597 in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of supplier relationship, adjustment to the fair value of the inventories and biological assets, R$417 in selling expenses, related to amortization of customer relationship and R$26 in other operating results, related to the non-compete agreement.

		Accumulated
	Fair value	realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	40,126	(513)	39,613
Relationship with client	11,115	(417)	10,698
Relationship with suppliors	7,760	(597)	7,163
Adjustment to market value of the biological assets	830	(207)	623
Adjustment to market value of the inventories	280	(280)	-
Non-competition agreement	205	(26)	179
Contingent liabilities	(425)	-	(425)
Deferred tax liabilities	(20,890)	705	(20,185)
Expectation of future profitability	40,809	-	40,809
Total goodwill generated in the business combination	79,810	(1,335)	78,475

6.3  Business combination – DÁNICA

Acting through Avex, the Company acquired 100% of equity interest of Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). Dánica group has an extensive distribution structure for dry and refrigerated goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main trademarks are: Dánica, Manterina, Vegetalina, Danifesta and  Primor.

Dánica’s productive capacity is presented below:

Activity	Localization	Productive capacity
Margarines and oils	Llavallol, Buenos Aires	4,000 ton per month
Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month
Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The amounts related to this business combination are presented below:

Net assets acquired on October 3, 2011	30,025
Adjustments related to alignment between the accounting practices within to measurement period	(2,286)
Assets and labilities acquired, net adjusted	27,739

Percentage of acquired participation	100.00%

Net assets acquired	27,739

Value paid for the acquisation of Dánica group	80,594
Net assets acquired	(27,739)
Goodwill	52,855

Goodwill allocation
Property, plant and equipment	51,901
Trademarks	19,553
Relationship with client	5,016
Exclusivity agreement	610
Adjustment to market value of the inventories	490
Non-competition agreement	163
Contingent liabilities	(12,673)
Deferred tax liabilities	(22,714)

Goodwill originated from the expectation of future profitability	10,509

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	4,239	-		4,239
Trade accounts receivable	27,335	-		27,335
Inventories	22,292	490	(a)	22,782
Recoverable Taxes	3,495	-		3,495
Other credits	1,143	-		1,143
	58,504	490		58,994
NON CURRENT
Property, plant and equipment, net	13,071	51,901	(b)	64,972
Intangible	-	25,342	(c)	25,342
Other assets	3,160	-		3,160
	16,231	77,243		93,474
TOTAL ASSETS	74,735	77,733		152,468

LIABILITIES
CURRENT
Short term debts	214	-		214
Trade accounts payable	29,716	-		29,716
Salary and social obligations	3,674	-		3,674
Tax obligations	3,541	-		3,541
Other obligations	2,427	-		2,427
	39,572	-		39,572
NON CURRENT
Long term debts	517	-		517
Contingent liabilities	-	12,673	(d)	12,673
Deferred taxes	-	22,714	(e)	22,714
Other obligations	6,907	-		6,907
	7,424	35,387		42,811
NET ASSETS	27,739	42,346		70,085
TOTAL LIABILITIES	74,735	77,733		152,468

(a)  Refers to the adjustment to the fair value of the inventories;

(b)  Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(c)  Refers to the fair value of the following intangible assets identified:  customer relationship R$5,016, non-compete agreement R$163, exclusivity agreement R$610 and trademarks R$19,553;

(d)  Refers to the fair value of the contingent tax, civil and employment liabilities; and

(e)  Refers to the effect of the deferred taxes on the adjustments (a), (b), (c) and (d) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

The acquisitions of Avex and Dánica group were made to reinforce the Company’s trademarks in MERCOSUL, mainly through the expansion of the products portfolio, access to the local market and the expansion of export infrastructure.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Dánica was recorded in the statement of income of Avex S.A., such as R$1,404 in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of exclusivity agreement and  adjustment to the fair value of the inventories, R$125 in selling expenses, related to amortization of customer relationship and R$14 in other operating results, related to the non-compete agreement.

		Accumulated
	Fair value	realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	51,901	(761)	51,140
Relationship with client	5,016	(125)	4,891
Exclusivity agreement	610	(153)	457
Non-competition agreement	163	(14)	149
Adjustment to market value of the inventories	490	(490)	-
Trademarks	19,553	-	19,553
Contingent liabilities	(12,673)	-	(12,673)
Deferred tax liabilities	(22,714)	535	(22,179)
Expectation of future profitability	10,509	-	10,509

Total goodwill generated in the business combination	52,855	(1,008)	51,847

7.            CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average rate	Parent company		Consolidated
	(%p.a.)	12.31.12	12.31.11	12.31.12	12.31.11
Cash and bank accounts:
U.S. Dollar	-	298	187	81,757	17,221
Brazilian Reais	-	147,448	16,973	147,629	65,174
Euro	-	-	240	17,046	43,746
Other currencies	-	-	-	8,964	3,928
		147,746	17,400	255,396	130,069
Highly liquid investments:
In Brazilian Reais:
Investment funds	8.88%	13,508	11,313	13,508	12,367
Bank deposit certificates	6.91%	626,292	-	630,412	-
		639,800	11,313	643,920	12,367
In U.S. Dollar:
Interest bearing account	0.05%	45,572	-	359,416	42,065
Term deposit	0.44%	-	-	306,734	371,344
Overnight	0.12%	59,537	28,001	180,292	458,236
In Euro:
Interest bearing account	0.08%	11,740	12,041	122,341	235,237
Term deposit	1.20%	-	-	4,916	82,372
Overnight	-	-	-	-	17,815
Other currencies:
Interest bearing account	0.02%	3,524	-	54,206	17,338
Fixed term deposit	5.30%	-	-	3,472	-
		120,373	40,042	1,031,377	1,224,407
		907,919	68,755	1,930,693	1,366,843

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

The increase in cash and cash equivalents is related to transfers from marketable securities, primarily in the modality of Bank Deposit Certificates (“CDB”), due to the needs of immediate liquidity of the Company.

8.            MARKETABLE SECURITIES

				Average	BR GAAP		BR GAAP and IFRS
				interest rate	Parent company		Consolidated
		WATM (1)	Currency	(% p.a.)	12.31.12	12.31.11	12.31.12	12.31.11
Available for sale
Credit linked note	(a)	6.19	US$	4.79%	-	-	174,181	146,954
Brazilian foreign debt securities	(b)	1.45	US$	2.92%	-	-	89,004	86,511
Shares		-	R$	-	658	1,685	658	1,685
Exclusive investment funds	(c)	1.00	US$	0.22%	-	-	9,219	-
					658	1,685	273,062	235,150
Held for trading
Bank deposit certificates	(d)	1.82	R$	7.01%	167,867	465,804	180,185	698,968
Financial treasury bills	(e)	1.07	R$	7.29%	100,508	296,046	100,508	355,137
					268,375	761,850	280,693	1,054,105
Held to maturity
Credit linked note	(a)	0.62	US$	4.81%	-	-	90,859	166,784
Financial treasury bills	(e)	5.00	R$	7.29%	51,752	-	51,752	-
					51,752	-	142,611	166,784
					320,785	763,535	696,366	1,456,039
Current					269,033	763,535	621,908	1,372,671
Non-current					51,752	-	74,458	83,368

(1) Weighted average maturity in years.

(a)  The Credit Linked Note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated by pre- and post-fixed rates.

(c)  The exclusive fund in foreign currency is basically represented by money market.

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 90% to 103% of the Interbank Deposit Certificate (“CDI”).

(e)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

The decrease in marketable securities is related to transfers to cash and cash equivalents  due to the needs of immediate liquidity of the Company.

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in shareholders’ equity, corresponds to the accumulated amount  R$18,224 (R$5,051 as of December 31, 2011), net of income tax of R$395 (R$554 as of December 31, 2011).

Additionally, on December 31, 2012, of the total of marketable securities, R$97,271 (R$88,177 as of December 31, 2011)  were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

On December 31, 2012, the maturities of the non-current marketable securities the consolidated balance sheet is as follow:

BR GAAP and IFRS
Maturities	Consolidated
2014	22,706
2017	51,752
74,458

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.10.

9.            TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Current
Domestic third parties	1,567,225	949,489	1,568,370	1,863,996
Domestic related parties	898	44,959	-	-
Foreign third parties	229,025	37,422	1,603,902	1,375,472
Foreign related parties	1,225,246	409,061	-	-
( - ) Estimated losses on doubtful accounts	(24,723)	(13,557)	(41,074)	(31,655)
	2,997,671	1,427,374	3,131,198	3,207,813
Credit notes	31,398	25,236	77,421	56,935
	3,029,069	1,452,610	3,208,619	3,264,748
Non-current
Domestic third parties	90,476	51,802	90,619	53,060
Foreign third parties	2,535	499	2,642	3,948
( - ) Adjustment to present value	(189)	(670)	(189)	(670)
( - ) Estimated losses on doubtful accounts	(81,694)	(49,212)	(81,944)	(53,919)
	11,128	2,419	11,128	2,419
Credit notes	78,033	75,547	152,303	147,322
	89,161	77,966	163,431	149,741

On December 31 2012, the increase in the amount of the parent company arises from the merger of the subsidiaries Sadia and Heloisa.

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Beginning balance	62,769	38,613	85,574	62,839
Additions	37,427	73,712	183,026	112,406
Business combination (1)	-	-	7,482	-
Merger of company (2)	50,975	-	-	-
Reversals	(29,445)	(34,935)	(126,739)	(65,279)
Write-offs	(15,354)	(14,677)	(26,889)	(24,596)
Exchange rate variation	45	56	564	204
Ending balance	106,417	62,769	123,018	85,574

(1)         Business combination with Quickfood (nota 6.1).

(2)         Merging of Sadia and Heloísa on December 31, 2012.

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove unsuccessful, the amounts are written-off.

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts.

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
61 to 90 days	-	-	-	14,855
91 to 120 days	5,311	2,233	5,461	3,468
121 to 180 days	4,078	1,250	4,240	1,317
181 to 360 days	7,805	602	8,010	1,469
More than 361 days	490	1,397	665	15,466
	17,684	5,482	18,376	36,575

The receivables excluded from for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Current	2,978,506	1,404,775	3,040,239	2,924,510
Overdue:
01 to 60 days	17,920	22,169	83,688	251,163
61 to 90 days	7,791	3,915	9,638	22,841
91 to 120 days	8,763	3,573	9,646	7,457
121 to 180 days	10,377	4,388	12,547	13,064
181 to 360 days	9,962	4,366	15,665	8,517
More than 361 days	82,086	50,046	94,110	68,924
( - ) Adjustment to present value	(189)	(670)	(189)	(670)
( - ) Estimated losses on doubtful accounts	(106,417)	(62,769)	(123,018)	(85,574)
	3,008,799	1,429,793	3,142,326	3,210,232

10.         INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Finished goods	1,443,923	708,162	1,799,515	1,633,492
Goods for resale	24,505	7,270	24,577	8,575
Work in process	147,012	85,700	147,012	316,875
Raw materials	410,469	112,490	427,931	214,630
Packaging materials	81,301	61,539	84,195	99,925
Secondary materials	202,933	71,341	204,489	153,898
Warehouse	110,764	71,972	110,764	112,001
Goods in transit	1,420	4,291	152,091	26,147
Imports in transit	57,864	13,357	57,864	83,640
Advances to suppliers	10,138	30,028	10,138	30,028
	2,490,329	1,166,150	3,018,576	2,679,211

On December 31 2012, the increase in the parent company arises from the merger of the subsidiaries Sadia and Heloisa, while the increase in consolidated is mainly related to the acquisition of the Quickfood and the increase in the prices of the main raw materials utilized in production.

The write-offs of products sold from inventories to cost of sales during the twelve month period ended on December 31, 2012, totaled R$12,114,733 at the parent company and R$22,063,563 in the consolidated (on December 31, 2011, R$10,008,750 at the parent company and R$19,046,963 in the consolidated). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
			Merger of
	12.31.11	Additions	company (1)	Reversals	Write-offs	12.31.12
Provision for losses to the disposable value	(19,899)	(21,510)	(5,784)	38,106	-	(9,087)
Provision for deterioration	(3,404)	(14,299)	(6,397)	-	4,122	(19,978)
Provision for obsolescence	(629)	(1,453)	(962)	-	1,409	(1,635)
Provision for losses TCD	-	(3,289)	-	-	3,289	-
	(23,932)	(40,551)	(13,143)	38,106	8,820	(30,700)

	BR GAAP and IFRS
	Consolidated
			Business			Exchange
	12.31.11	Additions	combination (2)	Reversals	Write-offs	rate variation	12.31.12
Provision for losses to the disposable value	(41,963)	(62,094)	-	87,878	-	1,259	(14,920)
Provision for deterioration	(12,841)	(29,320)	-	-	20,310	111	(21,740)
Provision for obsolescence	(3,223)	(3,451)	(1,539)	-	6,578	-	(1,635)
Provision for losses TCD	-	(3,289)	-	-	3,289	-	-
	(58,027)	(98,154)	(1,539)	87,878	30,177	1,370	(38,295)

(1)           Merging of Sadia and Heloísa on December 31, 2012.

(2)           Business combination with Quickfood (note 6.1).

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales prices of griller and the domestic market of whole poultry in-natura, which occurred during the first semester. The reversals recorded during the quarter are related to the decrease in the critical inventory of griller chicken and to the recovery of the foreign market sales price as from the second semester of 2012.

Additionally, during the year ended December 31, 2012, there were write-offs of inventories in the amount of R$28,582 at the parent company and R$44,431 in the consolidated (R$35,832 at the parent company and R$53,018 in the consolidated on December 31, 2011), referring to deterioration items, which have been charged to the statement of income in the provision.

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2012, R$50,000 (R$67,079 as of December 31, 2011) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products, and while they do not reach the weight adequate for slaughtering, they are classified as immature. The slaughter and production process occurs sequentially and in a very short time period, and as a consequence, only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup for production (breeding stock) are those that have the function of producing other biological assets. And, while they do not reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. Firstly, the discount rate used was the Weighted Average Cost of Capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, utilizing mathematical model of Weighted Average Return on Assets (“WARA”), as follows:

	12.31.12	12.31.11
Cost of nominal owners' equity	9.59	10.31
Projected inflation rate USA	2.28	2.26
Cost of actual owners' equity	7.15	7.88
Actual WACC	5.06	5.80
WARA discount rate:
Animals for slaught.ering	4.29	5.50
Animals for production	4.79	5.75

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	12.31.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	203,420	583,677	103,087	207,615
Immature pork	3,461	627,790	1,646	257,692
Immature cattle	139	146,648	75	89,176
Total current	207,020	1,358,115	104,808	554,483
Production biological assets
Immature poultry	7,759	110,422	3,756	46,987
Mature poultry	11,022	139,428	5,569	62,632
Immature pork	162	32,441	5	945
Mature pork	374	145,899	165	68,624
Total non-current	19,317	428,190	9,495	179,188
	226,337	1,786,305	114,303	733,671

On December 31 2012, the increase in the amount of the parent company arises from the merger of the subsidiaries Sadia.

	BR GAAP and IFRS
	Consolidated
	12.31.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	208,695	596,561	209,732	485,359
Immature pork	3,461	627,790	3,803	581,546
Immature cattle	139	146,648	75	89,176
Total current	212,295	1,370,999	213,610	1,156,081
Production biological assets
Immature poultry	7,759	110,422	7,643	97,458
Mature poultry	11,022	139,428	12,006	132,043
Immature pork	162	32,441	125	18,370
Mature pork	374	145,899	409	139,512
Total non-current	19,317	428,190	20,183	387,383
	231,612	1,799,189	233,793	1,543,464

The variation of the consolidated is mainly related to the increased cost of soybeans, corn and soybean meal during the year ended December 31, 2012.

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	207,615	257,692	89,176	554,483	109,619	69,569	179,188
Incorporation of company (1)	318,277	352,366	-	670,643	133,063	105,092	238,155
Increase due to acquisition	109,536	468,647	467,557	1,045,740	34,386	46,384	80,770
Increase due to reproduction, consumption
of ration, medication and remuneration of
partnership	2,943,234	714,258	74,522	3,732,014	143,073	7,425	150,498
Depreciation	-	-	-	-	(144,802)	(21,967)	(166,769)
Transfer between current and non-current	23,984	19,944	-	43,928	(23,984)	(19,944)	(43,928)
Reduction due to slaughtering	(3,018,969)	(1,156,682)	(484,607)	(4,660,258)	-	-	-
Write-off TCD	-	(28,435)	-	(28,435)	(1,505)	(8,219)	(9,724)
Balance as of 12.31.12	583,677	627,790	146,648	1,358,115	249,850	178,340	428,190

(1) Merging of Sadia and Heloísa on December 31, 2012.

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	485,359	581,546	89,176	1,156,081	229,501	157,882	387,383
Increase due to acquisition	299,893	1,052,696	467,557	1,820,146	57,057	61,027	118,084
Increase due to reproduction, consumption
of ration, medication and remuneration of
partnership	6,094,566	1,798,968	74,522	7,968,056	314,848	60,956	375,804
Depreciation	-	-	-	-	(296,283)	(37,738)	(334,021)
Transfer between current and non-current	51,018	55,569	-	106,587	(51,018)	(55,568)	(106,586)
Reduction due to slaughtering	(6,334,275)	(2,832,554)	(484,607)	(9,651,436)	-	-	-
Write-off TCD	-	(28,435)	-	(28,435)	(4,255)	(8,219)	(12,474)
Balance as of 12.31.12	596,561	627,790	146,648	1,370,999	249,850	178,340	428,190

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets for            production (non-current) occur when there is an expectation that the production plan cannot be met with its own assets and, usually, this acquisition refers to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day old and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from animals for production.

12.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
State ICMS ("VAT")	944,808	254,809	966,892	754,329
PIS and COFINS ("Federal Taxes to Social Fund Programs")	890,441	608,880	890,642	755,270
Withholding income and social contribution tax	241,175	179,096	277,776	211,047
IPI ("Federal VAT")	58,689	1,552	58,689	57,241
Other	62,508	1,099	84,914	26,483
( - ) Allowance for losses	(170,929)	(23,340)	(172,347)	(151,829)
	2,026,692	1,022,096	2,106,566	1,652,541

Current	892,104	572,720	964,769	907,929
Non-current	1,134,588	449,376	1,141,797	744,612

On December 31 2012, the increase in the amount of the parent company arises from the merger of the subsidiaries Sadia and Heloisa.

The rollforward of the allowance for losses is presented below:

	BR GAAP
	Parent company
		Merger of
	12.31.11	company (1)	Reversals	12.31.12
Allowance for losses - State ICMS ("VAT")	(23,340)	(122,553)	2	(145,891)
Allowance for losses - PIS and COFINS ("Federal Taxes to Social Fund Programs")	-	(10,298)	-	(10,298)
Allowance for losses - IPI ("Federal VAT")	-	(14,740)	-	(14,740)
	(23,340)	(147,591)	2	(170,929)

(1) Merging of Sadia and Heloísa on December 31, 2012.

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	12.31.12
Allowance for losses - State ICMS ("VAT")	(126,792)	(20,718)	1,618	(145,892)
Allowance for losses - PIS and COFINS ("Federal Taxes to Social Fund Programs")	(12,865)	(3,994)	6,561	(10,298)
Allowance for losses - IPI ("Federal VAT")	(12,172)	(2,601)	33	(14,740)
Allowance for losses - Other	-	(3,482)	2,065	(1,417)
	(151,829)	(30,795)	10,277	(172,347)

The increase in the balance during the year ended December 31, 2012 is mainly due to the tax credits arising from exports occurred through the States of Paraná and Santa Catarina.

12.1      Value-added Tax

Due to its export activity, domestic sales and investments in property, plant and equipment are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the States of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Distrito Federal, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

The increase in the balance is related to the exports from the States of Parana and Santa Catarina and are presented net of the related allowances judged necessary by the Company’s Management.

12.2      Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

12.3      PIS and COFINS

Recoverable taxes derived from Contribution to the Social Integration Program (“PIS”) and Contribution for Funding of Social Welfare Programs (“COFINS”) basically are originated from credits on purchases of raw materials used in the production of exported products or in the production of products which sales are taxed at the zero rate, such as UHT and pasteurized milk as well as sales to the Manaus Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

Management is analyzing alternatives that would allow the utilization of the credits in the operations.

13.         INCOME TAX AND SOCIAL CONTRIBUTION

13.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Assets:
Tax loss carryforwards (corporate income tax)	641,749	380,462	670,447	765,055
Valuation allowance for tax losses	-	-	(274)	(166,762)
Negative calculation basis (social contribution tax)	251,581	153,124	252,354	297,062
Allowance for negative calculation basis losses	-	-	(104)	(48,443)

Assets temporary differences:
Provisions for tax, civil and labor risk	109,899	63,934	115,473	121,763
Suspended collection taxes	51,340	36,499	51,340	36,499
Provision for estimated losses with doubtful accounts	10,237	9,471	10,665	12,681
Provision for property, plant and equipment losses	3,145	8,307	3,313	11,709
Provision for tax credits realization	55,539	7,936	60,935	47,571
Provision for other obligations	28,391	24,804	29,676	50,923
Employees' profit sharing	25,033	56,014	25,033	72,432
Provision for inventories	10,438	8,137	10,900	12,224
Employees' benefits plan	103,308	38,323	103,308	90,457
Amortization on fair value of business combination	5,372	4,130	5,372	8,753
Business combination - Sadia	817,858	-	817,858	1,139,668
Unrealized losses on derivatives	45,015	62,644	45,015	62,644
Unrealized losses on inventories	-	-	2,604	4,230
Adjustments relating to the transition tax regime	143,575	63,891	143,574	76,102
Provision for losses	14,672	9,098	14,671	10,488
Other temporary differences	51,589	8,833	53,370	23,694
	2,368,741	935,607	2,415,530	2,628,750
Liabilities temporary differences:
Business combination - Sadia and Quickfood	(865,998)	-	(990,028)	(1,181,582)
Depreciation on rural activities	-	(409)	-	(68,832)
Adjustments relating to the transition tax regime	(675,127)	(337,804)	(677,137)	(531,056)
Other temporary differences	(1,618)	(2,393)	(23,423)	(10,427)
	(1,542,743)	(340,606)	(1,690,588)	(1,791,897)
Deferred tax legally enforceable total	825,998	595,001	724,942	836,853
Business combination - Dánica and Avex	-	-	(27,792)	-
Deferred tax total	825,998	595,001	697,150	836,853

Due to the merger of a wholly owned subsidiary Sadia on December 31, 2012 from this date, the balances of tax assets and liabilities deferred of the parent company are disclosed on a net basis, as there is a legally enforceable right to offset such amounts.

Due the merger of wholly-owned subsidiary Sadia was determined an effective loss of deferred taxes arising from tax losses and negative basis of social contribution of R$130,959, generating a reversal recorded as a credit in the caption expense Income tax and social contribution social worth R$84,246.

Certain subsidiaries of the Company have tax loss carry forwards and negative basis of social contribution of R$19,633 and R$19,514, respectively, (R$31,650 and R$31,470 as of December 31, 2011), for which the Company have not recorded a deferred tax assets. If there was an expectation that such tax credits would be realized the amount recognized in the balance would be R$6,664 (R$10,475 as of December 31, 2011).

13.2.      Estimated time of realization

Deferred tax assets arising from temporary differences will be realized as they are settled our realized. The period of the settlement or realization of such differences is inaccurate and is tied to several factors that are not under control of the Management.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2013	36,068	41,625
2014	48,321	54,331
2015	60,869	65,960
2016	74,012	77,491
2017	88,022	91,817
2018-2020	385,315	390,416
2021-2022	200,723	200,783
	893,330	922,423

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, Management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

The rollforward of the deferred tax assets is set forth below:

	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Opening balance	836,853	851,935
Expense of deferred income tax and social contribution recognized on the statement
of income	21,321	(116,643)
Revenue of deferred income tax and social contribution recognized in other
comprehensive income	19,298	83,249
Deferred tax liabilities recognized in business combination - Dánica and Avex	(52,925)	-
Deferred tax assets recognized in business combination - Quickfood	(124,440)	-
Expense of deferred income tax and social contribution on actuarial gain (FAF)
recognized in statement of income in counterpart of other comprehensive income.	-	20,358
Others	(2,957)	(2,046)
Ending balance	697,150	836,853

13.3      Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Income before taxes	532,163	1,115,531	818,313	1,521,606
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
Tax expense at nominal rate	(180,935)	(379,281)	(278,226)	(517,346)

Adjustments of taxes and contributions on:
Equity interest in income of affiliates	339,442	407,372	7,629	3,053
Exchange rate variation on foreign investments	41,207	33,301	62,416	68,686
Difference of tax rates on earnings from foreign subsidiaries	-	-	28,362	269,253
Interest on shareholders' equity	93,415	175,826	93,415	214,926
Results from foreign subsidiaries	-	-	(549)	(4,403)
Transfer price	(591)	(41)	(3,099)	(1,962)
Profit sharing	(2,081)	(4,248)	(1,947)	(4,851)
Donations	(1,626)	(604)	(4,387)	(3,063)
Penalties	(5,472)	(1,365)	(3,825)	(3,819)
Gain (loss) of deffered income tax and social contribution	-	-	84,246	(215,205)
Investment grant	22,926	19,224	22,926	35,640
Other adjustments	(25,221)	1,694	(4,607)	2,574
	281,064	251,878	2,354	(156,517)

Current income tax	(716)	-	(18,967)	(39,874)
Deferred income tax	281,780	251,878	21,321	(116,643)

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Taxable income from foreign subsidiaries	54,150	749,012
Current income taxes expense from foreign subsidiaries	(9,375)	(11,390)
Deferred income taxes benefit from foreign subsidiaries	39,353	492

The Company determined that the total profit accounted for by holdings of their wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$2,223,856 as of December 31, 2012 (R$2,057,655 as of December 31, 2011).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

14.  JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	BR GAAP
	Parent company
		Merger of				Price index
	12.31.11	company (1)	Additions	Reversals	Write-offs	update	12.31.12
Tax	29,286	133,512	68,222	(128)	(742)	10,300	240,450
Labor	67,540	48,662	37,216	(54,113)	(5,896)	-	93,409
Civil, commercial and other	13,756	15,193	7,067	(382)	(6,343)	725	30,016
	110,582	197,367	112,505	(54,623)	(12,981)	11,025	363,875

(1) Merger of Sadia and Heloísa on December 31, 2012.

	BR GAAP and IFRS
	Consolidated
					Price index
	12.31.11	Additions	Reversals	Write-offs	update	12.31.12
Tax (1)	92,993	110,769	(14,291)	(1,407)	52,518	240,582
Labor	115,880	61,011	(71,826)	(11,562)	-	93,503
Civil, commercial and other	19,388	24,861	(521)	(13,644)	1,132	31,216
	228,261	196,641	(86,638)	(26,613)	53,650	365,301

(1)     The additions are mainly represented by judicial deposits related to the incidence of the Provisional Contribution on Financial Transactions ("CPMF") of R$ 34,078 and the incidence of VAT in the state of Minas Gerais differently in respect of products sold as the state of origin R$33,010.

15.  RESTRICTED CASH

			Average	BR GAAP	BR GAAP and IFRS
			interest rate	Parent company		Consolidated
	WATM (1)	Currency	(% p.a.)	12.31.12	12.31.12	12.31.11
Guarantee deposit	2.00	US$	0.22%	-	9,137	-
National treasury certificates	7.27	R$	19.56%	83,877	83,877	70,020
				83,877	93,014	70,020

(1) Weighted average maturity term (in year)

The deposit above mentioned guarantees a financial debt of the subsidiary Quickfood with Rabobank.

The national treasure certificates classified as held to maturity are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”), see note 19 of these financial statements.

16.  INVESTMENTS

16.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Investment in associates	2,713,155	5,922,132	34,711	19,505
Fair value of assets acquired and liabilities assumed	-	2,486,827	-	-
Goodwill based on expectation of future profitability	-	1,293,818	-	-
Preliminary goodwill from business combination (1)	457,568	26,165	-	-
Advance for future capital increase	100	429,812	-	-
Other investments	880	834	1,947	894
	3,171,703	10,159,588	36,658	20,399
(1) Business combination with Quickfood (note 6.1)

16.2.      Summarized financial information of subsidiaries and affiliates

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici- pações Ltda.	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	BRF GmbH	Quickfood S.A.	Sadia GmbH	Sadia International Ltd.	Sadia Alimentos S.A.	Sadia Overseas S.A.
	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12
Current assets	-	60,212	121	85	467	119	1	-	5,953	184,901	145,221	741,488	6,737	36,776	2
Non-current assets	-	89,158	-	-	8,022	997	-	-	2,199	1,162,152	86,207	221,394	142,261	236,615	512,537
Current liabilities	-	(142)	(5)	-	(84)	(1)	-	-	(1,451)	(717)	(122,999)	(282)	(1,197)	(115,892)	(3,512)
Non-current liabilities	-	(4,185)	-	-	-	-	-	-	(6,131)	-	(40,492)	(121,858)	-	(28,058)	(510,875)
Shareholders' equity	-	(145,043)	(116)	(85)	(8,405)	(1,115)	(1)	-	(570)	(1,346,336)	(67,937)	(840,742)	(147,801)	(129,441)	1,848

Net revenues	15,226,451	4,025	-	-	366	-	-	63,917	8,950	739	391,875	739	-	38,735	-
Net income (loss)	1,039,680	11,859	62	(180)	(3,028)	(873)	-	(3,934)	(33)	(85,473)	(5)	83,884	2,613	1,641	(29)

	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11
Current assets	4,977,392	46,982	131	265	99	100	1	37,430	6,633	90,700	-	-	-	-	-
Non-current assets	5,903,429	87,620	-	-	11,334	2,301	-	52,708	2,916	1,237,696	-	-	-	-	-
Current liabilities	(3,818,241)	(391)	(5)	-	-	(412)	-	(8,011)	(6,859)	(2,721)	-	-	-	-	-
Non-current liabilities	(2,088,931)	(1,029)	(72)	-	-	-	-	(2,321)	(173)	(4,387)	-	-	-	-	-
Shareholders' equity	(4,973,649)	(133,182)	(54)	(265)	(11,433)	(1,989)	(1)	(79,806)	(2,517)	(1,321,288)	-	-	-	-	-

Net revenues	13,407,814	104,996	-	-	-	-	-	3,138	10,275	583	-	-	-	-	-
Net income (loss)	716,080	85,172	3	2	584	115	-	(1,029)	1,331	324,602	-	-	-	-	-

(1) Merger of wholly-owned subsidiaries on December 31, 2012.

16.3.    Rollforward of direct investments – Parent company

	Sadia S.A. (1)	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Constru-tora S.A.	Perdigão Trading S.A.	UP! Alimen- tos Ltda	PDF Partici- pações Ltda	Heloísa Ind. Com. Produtos Lácteos Ltda. (1)	Establec. Levino Zaccardi	BRF GmbH	Quickfood S.A.	Sadia GmbH	Sadia Internati- onal Ltd.	Sadia Alimentos S.A.	K&S Alimentos S.A.	Sadia Overseas S.A.		Total
																		12.31.12	12.31.11
a) Capital share as of December 31, 2012
% of share	-	100.00%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	-	90.00%	100.00%	90.05%	100.00%	100.00%	100.00%	49.00%	100.00%
Total number of shares and membership interests	-	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	-	100	1	36,469,606	35,000	900	33,717,308	27,664,086	50,000
Number of shares and membership interest held	-	14,249,459	6,963,854	4,808,188	445,362	100,000	500	10	-	90	1	32,841,224	35,000	900	33,717,308	13,555,402	50,000
b) Subsidiaries' information as of December 31, 2012
Capital stock	-	40,061	5,972	5,564	445	100	1	1	-	41	4,858	16,291	94	1,839	142,661	27,664	2
Shareholders' equity	-	145,043	85	8,405	116	1,115	44,574	1	-	570	1,346,336	67,937	840,742	147,801	129,441	23,104	(1,848)
Preliminary goodwill from business combination	-	-	-	-	-	-	-	-	-	-	-	457,568	-	-	-	-	-
Income (loss) for the period	1,039,680	11,859	(180)	(3,028)	62	(873)	44,573	-	(3,934)	(33)	(85,473)	(5)	83,884	2,613	1,641	1,640	(29)
c) Balance of investments as of December 31, 2012
Balance of the investment in the beginning of the year	8,634,918	87,221	265	10,072	54	1,988	8,988	-	105,973	973	1,308,304	-	-	-	-	-	-	10,158,756	8,673,372
Equity pick up	1,039,680	7,766	(180)	(2,665)	62	(873)	22,287	-	(3,934)	(30)	(85,473)	(5)	-	-	-	-	-	976,635	1,198,522
Unrealized profit in inventory	-	-	-	-	-	-	-	-	-	(34)	-	-	-	-	-	-	-	(34)	(368)
Goodwill in the acquisition of non-controlling entities	(33,851)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(33,851)	(12,224)
Exchange rate variation on goodwillin the acquisiton of non-controlling entities	-	-	-	-	-	-	-	-	-	-	(1,280)	-	-	-	-	-	-	(1,280)	292
Goodwill	-	-	-	-	-	-	-	-	-	-	-	457,568	-	-	-	-	-	457,568	26,167
Exchange rate variation on foreign investments	-	-	-	-	-	-	-	-	-	(547)	121,776	(31)	-	-	-	-	-	121,198	97,945
Other comprehensive income	(51,210)	2	-	-	-	-	-	-	-	20	3,009	(2,638)	-	-	-	-	-	(50,817)	(62,995)
Advance for future capital increase	-	-	-	-	-	-	-	-	23,000	-	-	-	-	-	-	-	-	23,000	329,812
Dividends and interests on shareholders' equity	-	-	-	-	-	-	(8,988)	-	-	-	-	-	-	-	-	-	-	(8,988)	(120,602)
Write-off plants from the execution of TCD (2)	(252,850)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(252,850)	-
Net assets acquired	-	-	-	-	-	-	-	-	-	-	-	63,852	-	-	-	-	-	63,852	28,835
Business combination	(9,336,687)	50,054	-	-	-	-	-	-	(125,039)	-	-	-	840,742	147,801	129,441	11,322	-	(8,282,366)	-
	-	145,043	85	7,407	116	1,115	22,287	-	-	382	1,346,336	518,746	840,742	147,801	129,441	11,322	-	3,170,823	10,158,756

(1)     Merger of wholly-owned subsidiaries on December 31, 2012.

(2)     The amount is composed by the attributable goodwill to the Sadia’s assets, trademarks R$83,000, fair value of property, plant and equipament R$102,793, goodwill based on expectation of future profitability R$71,731 and fair value of guarantees R$4,674.

The gains resulting from exchange rate variation on the investments in foreign subsidiaries, whose functional currency is Brazilian Reais, totaling R$183,576 on December 31, 2012 (R$211,846 as of December 31, 2011), are recognized as financial income or expenses in the statement of income of the year.

The exchange rate variation resulting from the investment, whose functional currency is not Brazilian Reais, was recorded as equity pickup adjustments, in the subgroup of other comprehensive income.

On December 31, 2012, the subsidiaries do not have any significant restriction to transfer dividends or repay their loans or advances to the parent company.

16.4.    Summary financial information in joint venture and affiliates

	Affiliate		Joint venture
	UP!		K&S		Rising Star
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12
Current assets	32,395	12,941	11,304	7,712	68,619
Non-current assets	34	21	8,030	8,388	1,354
Current liabilities	(10,142)	(3,974)	(7,523)	(5,204)	(68,750)
Non-current liabilities	-	-	(489)	(379)	(121)
	22,287	8,988	11,322	10,517	1,102

	UP!		K&S		Rising Star
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12
Net revenues	74,701	53,676	34,906	34,062	296,626
Operational expenses	(17,782)	(14,182)	(9,163)	(10,715)	(2,127)
Net income (loss)	22,286	8,988	803	(251)	(651)

% Participation		50%		49%	50%

In April 2012, occurred the initial paid-in capital of Rising Star in the amount of R$1,300. There were no additional commitments by the companies for capital increases in joint ventures and affiliates.

17.  PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is set forth below:

	BR GAAP
	Parent company
	Weighted average depreciation rate (% p.a.)	12.31.11	Additions	Merger of company	Write-off	Write-off TCD	Reversals	Transfers	Transfers to held for sale	Transfers from held for sale	12.31.12
Cost
Land	-	151,896	853	474,134	(5,116)	(7,364)	-	3,528	(2,004)	-	615,927
Buildings and improvements	-	1,820,908	217	3,019,552	(40,957)	(137,410)	-	168,455	(20,364)	-	4,810,401
Machinery and equipment	-	2,507,100	18,745	3,073,609	(89,534)	(103,562)	-	350,926	(13,205)	34	5,744,113
Facilities	-	320,757	-	1,043,766	(2,832)	-	-	56,305	(561)	-	1,417,435
Furniture	-	51,629	949	27,640	(2,828)	(3,697)	-	8,535	(251)	-	81,977
Vehicles and aircrafts	-	48,247	266	56,609	(5,797)	(842)	-	53,222	(804)	70	150,971
Others	-	114,199	-	85,448	(4,505)	(1,099)	-	17,542	-	-	211,585
Construction in progress	-	231,222	763,436	475,773	(3)	(9,759)	-	(622,026)	-	-	838,643
Advances to suppliers	-	10,670	92,411	25,397	-	-	-	(78,902)	-	-	49,576
		5,256,628	876,877	8,281,928	(151,572)	(263,733)	-	(42,415)	(37,189)	104	13,920,628
Depreciation
Buildings and improvements	3.45	(518,985)	(51,729)	(675,987)	15,566	44,729	-	(12,916)	15,531	-	(1,183,791)
Machinery and equipment	5.99	(996,119)	(138,330)	(964,227)	51,092	53,947	-	10,507	10,556	-	(1,972,574)
Facilities	3.57	(92,596)	(14,584)	(262,865)	1,314	-	-	2,144	487	-	(366,100)
Furniture	6.25	(20,687)	(2,631)	(15,748)	1,550	1,439	-	1,028	236	-	(34,813)
Vehicles and aircrafts	14.29	(11,839)	(9,344)	(24,490)	2,761	535	-	1,229	612	-	(40,536)
Others	2.66	(29,242)	(17,344)	(17,583)	1,140	40	-	-	-	-	(62,989)
		(1,669,468)	(233,962)	(1,960,900)	73,423	100,690	-	1,992	27,422	-	(3,660,803)
Provision for losses (2)		(24,433)	(8,815)	(3,304)	2,100	-	25,203	-	-	-	(9,249)
		3,562,727	634,100	6,317,724	(76,049)	(163,043)	25,203	(40,423)(1)	(9,767)	104	10,250,576

(1)         Net transfer to intangible assets (note 18).

(2)         Refers mainly to the provision for losses on assets due to a fire in Nova Mutum plant occurred in March 2011. The effective loss was lower than amount previously estimated.

(3)         Merger of wholly-owned subsidiaries Sadia and Heloísa on December 31, 2012.

	BR GAAP and IFRS
	Consolidated
	Weighted average depreciation rate (% p.a.)	12.31.11	Additions	Business combination	Write-off	Write-off TCD	Reversals	Transfers	Transfers to held for sale	Transfers from held for sale	Exchange rate variation	12.31.12
Cost
Land	-	634,667	853	27,343	(5,177)	(17,901)	-	(18,943)	(2,004)	-	(98)	618,740
Buildings and improvements	-	4,980,559	13,234	63,536	(64,638)	(416,831)	-	424,060	(20,364)	-	(12,823)	4,966,733
Machinery and equipment	-	5,603,340	74,602	112,011	(132,161)	(374,270)	-	744,553	(17,860)	38	23,586	6,033,839
Facilities	-	1,315,047	433	6,947	(9,003)	(15,649)	-	135,960	(569)	-	13,226	1,446,392
Furniture	-	87,472	2,959	956	(4,410)	(7,223)	-	13,684	(251)	-	2,237	95,424
Vehicles and aircrafts	-	78,328	1,186	212	(6,921)	(1,200)	-	88,626	(822)	70	1,400	160,879
Others	-	191,337	1,687	9,381	(5,221)	(3,957)	-	33,392	-	-	(3,407)	223,212
Construction in progress	-	620,209	1,561,816	74	(6,514)	(25,774)	-	(1,268,348)	-	-	(3,606)	877,857
Advances to suppliers	-	32,878	227,652	266	-	-	-	(200,852)	-	-	534	60,478
		13,543,837	1,884,422	220,726	(234,045)	(862,805)	-	(47,868)	(41,870)	108	21,049	14,483,554
Depreciation
Buildings and improvements	3.23	(1,168,298)	(138,312)	-	32,955	103,767	-	(30,030)	15,531	-	4,480	(1,179,907)
Machinery and equipment	5.87	(2,077,472)	(251,947)	-	72,349	142,074	-	16,881	14,540	-	(9,398)	(2,092,973)
Facilities	3.57	(376,121)	(46,494)	-	6,791	115	-	27,242	496	-	(1,263)	(389,234)
Furniture	6.25	(40,713)	(8,442)	-	3,732	3,495	-	768	236	-	(1,263)	(42,187)
Vehicles and aircrafts	14.29	(16,856)	(17,546)	-	3,554	879	-	(13,830)	630	-	(886)	(44,055)
Others	2.87	(31,568)	(25,555)	-	1,589	82	-	955	-	-	(752)	(55,249)
		(3,711,028)	(488,296)	-	120,970	250,412	-	1,986	31,433	-	(9,082)	(3,803,605)
Provision for losses (2)		(34,439)	(6,826)	-	2,100	-	29,916	-	-	-	-	(9,249)
		9,798,370	1,389,300	220,726	(110,975)	(612,393)	29,916	(45,882)	(10,437)	108	11,967	10,670,700

(1)       Net transfer to intangible assets (note 18).

(2)       Refers mainly to the provision for losses on assets due to a fire in Nova Mutum plant occurred in March 2011. The effective loss was lower than amount previously estimated.

(3)       Refers to the write-off due to the execution of TCD.

The acquisitions during the year ended December 31, 2012 are substantially represented by construction in progress in the total amount of R$1,526,672 and advances to suppliers of R$227,652 which comprise mainly:

BR GAAP and IFRS
Consolidated
Description	12.31.12
Expansion of productive capacity of industrial units (1)	797,637
Improvements in productive plants and poultry farm in Rio Verde (GO)	95,356
Car fleet renewal	85,845
Improvement of plants - TCD (2)	76,028
Transformation of turkey´s line into chicken's line in Carambeí (PR)	55,223
Construction of a new distribution center in Duque de Caxias (RJ)	53,503
Construction of a new sausage factory in Lucas do Rio Verde (MT)	48,613
Construction of a new technology center in Jundiaí (SP)	40,598
Poultry farm leasing in Campo Florido and Monte Alegre de Minas (MG)	22,616
Construction of employees’s house, being 500 units in Lucas do Rio Verde (MT), 400 units in Nova Mutum (MT) and
280 units in Mineiros (GO)	22,315
Expansion of the new line of pizza in Ponta Grossa (PR)	20,393
Improvement in “escondidinho” line and cooked pasta in Ponta Grossa (PR)	12,104
Construction of new head office in Curitiba (PR)	7,706
Automate palletizing products in Rio Verde (GO)	7,047
Construction of warehouse for breeding in Uberlândia (MG)	5,694

(1)      Expansion of productive capacity of the plants of Mineiros, Rio Verde, Nova Mutum, Serafina Correa, Dourados, Itumbiara, Jataí and Marau.

(2)      Improvements in the plants of the Carambeí, Salto Veloso, Várzea Grande e Duque de Caxias.

The disposals are mainly related to the write-off of assets due to the execution of TCD in the amount of R$612,393, obsolete items in the total amount of R$20,114 and assets that were damaged in a fire amounting to R$2,290, recorded within other operating results. Also included the write-off of assets in Carambeí plant in the amount of R$ 39,743.

The Company has fully depreciated items still in operation. These items are set forth below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Cost
Buildings and improvements	107,970	16,322	118,008	116,700
Machinery and equipment	525,052	294,400	555,336	613,800
Facilities	70,854	8,430	70,854	83,107
Furniture	12,265	5,455	15,959	16,656
Vehicles and aircrafts	3,450	1,171	3,450	3,173
Others	19,127	1,283	19,127	1,283
	738,718	327,061	782,734	834,719

During the twelve-month period ended December 31, 2012, the Company capitalized interests in the amount of R$52,716 (R$19,937 as of December 31, 2011). The interest rate utilized to determine the capitalized amount was 8.15% p.a.

On December 31, 2012, the Company had no commitments assumed related to acquisition and/or construction of properties, except those disclosed in note 19, item 19.8.

The property, plant and equipment that are held as collateral for transactions of different natures are presented below:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.12		12.31.11	12.31.12	12.31.11
		Book value of	Book value of	Book value of	Book value of
	Type of collateral	the collateral	the collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	355,931	61,090	355,931	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	1,735,376	946,898	1,735,376	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,104,092	1,165,489	2,104,092	2,304,484
Facilities	Financial/Labor/Tax	638,450	264,105	638,450	687,453
Furniture	Financial/Labor/Tax/Civil	18,579	15,087	18,579	299,269
Vehicles and aircrafts	Financial/Tax	1,636	1,512	1,636	19,403
Others	Financial/Labor/Tax/Civil	73,640	260,034	73,640	307,456
		4,927,704	2,714,215	4,927,704	5,744,665

The Company is not allowed to assign these assets as security for other transactions or to sell them.

18.  INTANGIBLE

Intangible assets are comprised of the following items:

					BR GAAP
					Parent company
	Weighted
	average
	amortization		Accumulated
	rate (% p.a.)	Cost	amortization	12.31.12	12.31.11
Goodwill	-	2,767,985	-	2,767,985	1,520,488
Outgrowers fidelization	12.50	8,204	(1,335)	6,869	3,556
Trademarks	-	1,173,000	-	1,173,000	-
Patents	20.00	3,722	(304)	3,418	2,836
Supplier relationship	42.00	135,000	(132,248)	2,752	-
Software	20.00	323,157	(180,517)	142,640	105,023
		4,411,068	(314,404)	4,096,664	1,631,903

The variation in the amount occurred mainly due to merger of the wholly-owned subsidiary Sadia, being these values previously recorded in investments.

				BR GAAP and IFRS
					Consolidated
	Weighted
	average
	amortization		Accumulated
	rate (% p.a.)	Cost	amortization	12.31.12	12.31.11
Non-compete agreement	2.44	442	(48)	394	-
Goodwill	-	3,083,263	-	3,083,263	2,973,815
Exclusivity agreement	100.00	603	(151)	452	-
Outgrowers fidelization	12.50	18,791	(2,149)	16,642	3,556
Trademarks	-	1,305,937	-	1,305,937	1,256,000
Patents	16.92	5,107	(1,212)	3,895	4,894
Customer relationship	7.71	182,496	(693)	181,803	-
Supplier relationship	42.00	136,991	(132,248)	4,743	9,598
Software	20.00	336,956	(182,424)	154,532	138,236
		5,070,586	(318,925)	4,751,661	4,386,099

The increase is mainly related to the acquisition of Quickfood, as disclosed in note 6.1.

The intangible assets rollforward is set forth below:

						BR GAAP
					Parent company
			Merger of
	12.31.11	Additions	companies	Write-offs	Transfers (1)	12.31.12
Cost:
Goodwill:	1,520,488	-	1,247,497	-	-	2,767,985
Ava	49,368	-	-	-	-	49,368
Batavia	133,163	-	-	-	-	133,163
Cotochés	39,590	-	-	-	-	39,590
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Heloísa	-	-	33,461	-	-	33,461
Incubatório Paraíso	656	-	-	-	-	656
Paraiso Agroindustrial	16,751	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Sadia	-	-	1,214,036	-	-	1,214,036
Outgrowers fidelization	3,922	4,282	-	-	-	8,204
Trademarks	-	-	1,173,000	-	-	1,173,000
Patents	3,057	-	1,300	(635)	-	3,722
Supplier relationship	-	-	135,000	-	-	135,000
Software	126,118	-	160,277	(5,653)	42,415	323,157
	1,653,585	4,282	2,717,074	(6,288)	42,415	4,411,068
Amortization:
Outgrowers fidelization	(366)	(969)	-	-	-	(1,335)
Patents	(221)	(160)	-	77	-	(304)
Supplier relationship	-	-	(132,248)	-	-	(132,248)
Software	(21,095)	(27,449)	(135,099)	5,118	(1,992)	(180,517)
	(21,682)	(28,578)	(267,347)	5,195	(1,992)	(314,404)
	1,631,903	(24,296)	2,449,727	(1,093)	40,423	4,096,664

(1) Net transfer from property, plant and equipment (note 17).

(1)       Net transfer from property, plant and equipment (note 17).

							BR GAAP and IFRS
								Consolidated
					Business		Exchange
	12.31.11	Additions	Write-offs	Write-off TCD	combination (1)	Transfers	rate variation	12.31.12
Cost:
Goodwill:	2,973,815	-	-	(83,832)	194,754	-	(1,474)	3,083,263
Ava	49,368	-	-	-	-	-	-	49,368
Avex	63,094	-	-	-	(22,285)	-	(2,820)	37,989
Batavia	133,163	-	-	-	-	-	-	133,163
Cotochés	39,590	-	-	-	-	-	-	39,590
Dánica	50,226	-	-	-	(39,717)	-	(364)	10,145
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Heloísa	26,165	-	-	-	7,296	-	-	33,461
Incubatório Paraíso	656	-	-	-	-	-	-	656
Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Plusfood	15,974	-	-	-	-	-	1,710	17,684
Quickfood	-	-	-	-	249,460	-	-	249,460
Sadia	1,293,818	-	-	(79,782)	-	-	-	1,214,036
Sino dos Alpes	4,050	-	-	(4,050)	-	-	-	-
Non-compete agreement	-	-	-	-	454	-	(12)	442
Exclusivity agreement	-	-	-	-	608	-	(5)	603
Outgrowers fidelization	3,922	4,282	-	-	11,012	-	(425)	18,791
Trademarks	1,256,000	-	-	(83,000)	133,111	-	(174)	1,305,937
Patents	5,687	121	(635)	-	-	(121)	55	5,107
Customer relationship	-	-	-	-	183,146	-	(650)	182,496
Supplier relationship	135,000	-	-	-	1,991	-	-	136,991
Software	289,311	10,238	(10,914)	-	-	47,989	332	336,956
	4,663,735	14,641	(11,549)	(166,832)	525,076	47,868	(2,353)	5,070,586
Amortization:
Non-compete agreement	-	(49)	-	-	-	-	1	(48)
Exclusivity agreement	-	(149)	-	-	-	-	(2)	(151)
Outgrowers fidelization	(366)	(1,808)	-	-	-	-	25	(2,149)
Patents	(793)	(482)	77	-	-	-	(14)	(1,212)
Customer relationship	-	(709)	-	-	-	-	16	(693)
Supplier relationship	(125,402)	(6,846)	-	-	-	-	-	(132,248)
Software	(151,075)	(41,083)	11,354	-	-	(1,986)	366	(182,424)
	(277,636)	(51,126)	11,431	-	-	(1,986)	392	(318,925)
	4,386,099	(36,485)	(118)	(166,832)	525,076	45,882	(1,961)	4,751,661

(1) See note 6.

Amortizations of outgrowers loyalty and suppliers relationship are recognized as a cost of sales in the statement of income, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or sales expenses.

Trademarks in intangible assets derive from the business combination with Sadia, Quickfood and Dánica group and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is based on expected future profitability supported by valuation reports, after allocation of identified assets in use.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in note 5.

The Company performed the impairment tests of assets based on the fair value, that was determined by a discounted cash flow model, in accordance with the level of goodwill and intangible allocations to the group of cash generating units.

Discounted cash flows were prepared based on the multi-annual budget (2013-2016) of the Company and growth projections up to 2022 (9.3% p.a.up to 18.2% p.a.), which in turn, are based on historical experiences and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and Exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of Management, the use of periods that exceed those quoted (5 years) in the preparation of discounted cash flows is adequate, as it reflects the estimated time of use of the groups of assets.

Management adopted the WACC (11.2% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2013	2014	2015	2016	2017	2018	2019	2020-2022
PIB Brazil-BACEN	4.40%	4.60%	3.80%	4.10%	4.00%	4.30%	3.60%	3.67%
PIB Worldwide - FMI	4.00%	4.40%	4.50%	4.30%	4.20%	4.20%	4.20%	4.13%
IPCA	5.80%	5.00%	4.70%	4.50%	4.10%	4.00%	3.80%	3.57%
CPI-FMI	2.40%	2.40%	2.30%	2.20%	2.20%	2.20%	2.20%	2.20%
SELIC	7.60%	8.90%	8.30%	7.80%	7.50%	7.30%	7.00%	6.53%

The rates presented above do not consider any tax effect (pre-tax).

Based on Management analyses performed during the fourth quarter of 2012, no adjustments for reduction in the balances of the assets to recoverable value were identified.

In addition to the above mentioned recovery analysis, Management prepared a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Variations
Apreciation (devaluation)	3.0%	1.5%	0.0%	-1.5%	-3.0%
WACC	14.2%	12.7%	11.2%	9.7%	8.2%
EBITDA margin	16.5%	15.0%	13.5%	12.0%	10.5%

In none of the scenarios above considered, the Company determined the need to recognized an impairment provision to the intangible assets with indefinite useful life.

19.  LOANS AND FINANCING

							BR GAAP
						Parent company
		Weighted average			Non-	Balance	Balance
	Charges (% p.a.)	interest rate (% p.a.)	WAMT (1)	Current	current	12.31.12	12.31.11
Local currency
BNDES, FINEM, development bank credit	FIXED RATE / TJLP + 4.13%	7.28%
lines, other secured debts and financial lease	(TJLP+ 4.52% on 12.31.11)	(7.81% on 12.31.11)	2.7	418,169	972,448	1,390,617	669,820
	102,21% CDI / TJLP + 3.80%	7.91%
Export credit facility	(TJLP+ 4.10% on 12.31.11)	(10.10% on 12.31.11)	1.9	15,208	1,032,920	1,048,128	634,907
	5.66%	5.66%
Working capital	(6.74% on 12.31.11)	(6.74% on 12.31.11)	0.7	1,243,342	1,494	1,244,836	457,105
	FIXED RATE / IGPM + 1.22%	1.89%
Fiscal incentives	(IGPM + 1.24% on 12.31.11)	(1.74% on 12.31.11)	11.2	2	12,399	12,401	12,459
PESA	IGPM + 4.90%	12.46%	7.3	2,891	191,047	193,938	-
				1,679,612	2,210,308	3,889,920	1,774,291
Foreign currency
	UMBNDES + 2.22%	5.78%
BNDES, FINEM, development bank credit	(UMBNDES + 2.32% on 12.31.11)	(5.91% on 12.31.11)
lines, other secured debts and financial lease	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.4	49,442	56,457	105,899	50,594

	LIBOR / FIXED RATE / CDI + 2.20%	3.35%
	(LIBOR / CDI + 2.73% on 12.31.11)	(3.20% on 12.31.11)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	3.5	271,906	803,976	1,075,882	1,218,236

Advances for foreign exchange rate contracts	0.62% + e.r. US$	0.62% + e.r. US$	0.1	102,212	-	102,212	-
Bonds	5.88% + e.r. US$	5.88% + e.r. US$	9.7	7,835	1,523,201	1,531,036	-
				431,395	2,383,634	2,815,029	1,268,830
				2,111,007	4,593,942	6,704,949	3,043,121

(1) Weighted average maturity term (years).

The increase in the amount of the parent company arises from the merger of the wholly-owned subsidiaries Sadia and Heloisa, and the issuance of senior notes by the parent company as note 19.5.

						BR GAAP and IFRS
						Consolidated
		Weighted average			Non-	Balance	Balance
	Charges (% p.a.)	interest rate (% p.a.)	WAMT (1)	Current	current	12.31.12	12.31.11
Local currency
BNDES, FINEM, development bank credit	FIXED RATE / TJLP + 4.13%	7.28%
lines, other secured debts and financial lease	(TJLP+ 4.65% on 12.31.11)	(8.42% on 12.31.11)	2.7	418,169	972,448	1,390,617	1,441,355
	102,21% CDI + TJLP+ 3.80%	7.91%
Export credit facility	(TJLP+ 4.23% on 12.31.11)	(10.23% on 12.31.11)	1.9	15,208	1,032,920	1,048,128	737,115
	5.66%	5.66%
Working capital	(6.82% on 12.31.11)	(6.82% on 12.31.11)	0.7	1,243,342	1,494	1,244,836	954,947
	FIXED RATE / IGPM + 1.22%	1.89%
Fiscal incentives	(IGPM + 1.20% on 12.31.11)	(1.08% on 12.31.11)	11.2	2	12,399	12,401	14,900
	IGPM + 4.90%	12.46%
PESA	(IGPM + 4.93% on 12.31.11)	(9.92% on 12.31.11)	7.3	2,891	191,047	193,938	181,389
				1,679,612	2,210,308	3,889,920	3,329,706
Foreign currency
	UMBNDES + 2.15%	6.08%
BNDES, FINEM, development bank credit	(UMBNDES + 2.35% on 12.31.11)	(5.93% on 12.31.11)
lines, other secured debts and financial lease	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.4	51,312	58,100	109,412	160,038

	LIBOR / FIXED RATE / CDI + 2.36%	3.28%
	(LIBOR / CDI + 2.26% on 12.31.11)	(2.81% on 12.31.11)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	3.3	445,763	1,245,790	1,691,553	2,506,056
	0.62%	0.62%
	(1.18% on 12.31.11)	(1.18% on 12.31.11)
Advances for foreign exchange rate contracts	e.r. US$	e.r. US$	0.1	102,212	-	102,212	150,143
	21.25%	21.25%
	(8.25% on 12.31.11)	(8.25% on 12.31.11)
Working capital	e.r. ARS	e.r. ARS	0.7	103,046	14,762	117,808	3,899
	7.20%	7.20%
	(7.25% on 12.31.11)	(7.25% on 12.31.11)
Bonds	e.r. US$	e.r. US$	6.8	58,837	3,548,579	3,607,416	1,903,688
				761,170	4,867,231	5,628,401	4,723,824
				2,440,782	7,077,539	9,518,321	8,053,530

(1) Weighted average maturity term (years).

The increase in the balance arises from the issuance of senior notes in the amount of US$750,000, as disclosed in note 19.5.

19.1.    Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Industrial credit notes: The Company issue industrial credit notes, receiving from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FNO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2013 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and U.S. Dollars, mainly maturing in 2013.

19.2.    Development bank credit lines

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were entered into for the acquisition of equipment and expansion of productive facilities.

FINEM: The Company has credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES currency basket, which is composed of the currencies in which BNDES obtains its resources. The interest impact reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2013 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

PESA:  The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) subject to the variations of the IGPM plus interest of 4.90% p.a., secured by endorsements and pledges of public debt securities, presented in note 15.

19.3.    Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

19.4.    Export credits facilities

Pre-export facilities: Generally are denominated in U.S. Dollars, maturing between 2013 and 2019. The export prepayment credit facilities are indexed by the LIBOR of three and twelve months plus a spread. Under the terms of each one of these credit facilities, the Company entered into loans guaranteed by accounts receivable related to the exports of its products.

Commercial credit lines: Denominated in U.S. Dollars and maturities ranging from one to seven years. These commercial credit lines are indexed by the LIBOR plus a spread with quarterly, semi-annual or annual payments and are utilized to purchase imported raw materials and other working capital needs.

BNDES credit facilities EXIM: These funds are used to finance exports and are subject to the variations of TJLP, maturing in 2014.

Advances on exchange contracts:  The advances for foreign exchange rate contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products as they are shipped. Interests are paid in the settlement of the foreign exchange rate contracts and such contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances for delivered foreign exchange rate contracts (“ACEs”) and are settled upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity within 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity within 180 days from the date of the shipment of the exports. These loans are denominated in U.S. Dollars.

Export credit notes: The Company entered into export credit notes contracts indexed to the CDI and LIBOR, to be utilized as working capital and maturing in 2014 and 2016.

19.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000, whose notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000, such bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

BRF Notes: On June 06, 2012, BRF issued senior notes in the total notional amount of US$500,000, with nominal interest rate of 5.88% p.a. and effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened an additional amount of $ 250,000, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. The Company is the guarantor of the notes.

19.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.12	12.31.12
2013	2,111,007	2,440,782
2014	R890,244	1,004,446
2015	594,355	734,644
2016	424,956	424,956
2017 onwards	2,684,387	4,913,493
	6,704,949	9,518,321

19.7.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Total of loans and financing	6,704,949	3,043,121	9,518,321	8,053,530
Mortgage guarantees	1,405,735	724,589	1,405,735	1,584,501
Related to FINEM-BNDES	900,226	490,835	900,226	1,134,809
Related to FNE-BNB	361,144	108,192	361,144	324,130
Related to tax incentives and other	144,365	125,562	144,365	125,562
Statutory lien on assets acquired with financing	91,079	36,046	91,079	38,454
Related to FINEM-BNDES	5,209	7,168	5,209	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	85,870	28,866	85,870	28,866
Related to tax incentives and other	-	12	-	12

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia´s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 21, 2012, totaled R$72,123 (R$79,893 as of December 31, 2011).

The Company is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of December 31, 2012, amounted to R$441,077 (R$509,550 as of December 31, 2011).

On December 31, 2012, the Company contracted bank guarantees in the amount of R$1,234,215 (R$646,462 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigation involving the Company´s use of tax credits, as well as bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 0.87% p.a. (1.10% p.a. as of December 31, 2011).

19.8.    Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.12	12.31.12
2013	613,150	613,223
2014	258,040	258,040
2015	234,755	234,755
2016	226,552	226,552
2017 onwards	1,023,500	1,023,500
	2,355,997	2,356,070

The Company entered into agreements denominated “built to suit” where office facilities will be build by third parties. The agreements terms will be 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rent falling due, according to the term of each contract.

The estimated schedule of future payments related to these agreement is set forth below:

BR GAAP and IFRS
Parent company and
Consolidated
12.31.12
2013	20,313
2014	20,313
2015	20,313
2016	20,313
2017 onwards	121,876
203,128

20.  ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Domestic suppliers
Third parties	2,890,875	1,184,004	2,890,879	2,335,113
Related parties	10,722	30,932	10,637	5,930
	2,901,597	1,214,936	2,901,516	2,341,043
Foreign suppliers
Third parties	231,065	53,592	479,730	340,300
Related parties	2,802	2,168	-	-
	233,867	55,760	479,730	340,300
	3,135,464	1,270,696	3,381,246	2,681,343

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 43 days.

The information on accounts payable involving related parties is presented in note 29 and in the consolidated statements refer to transactions with the affiliated UP!.

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	28,489	21,045	28,489	21,045
Currency option contracts	-	267	-	267
Fixed exchange rate contracts	2,080	-	2,080	-
Exchange rate contracts (Swap)	2,119	1,048	2,119	1,048
	32,688	22,360	32,688	22,360
Liabilities
Non-deliverable forward (NDF)	(66,226)	(107,828)	(66,226)	(107,828)
Currency option contracts	-	(1,575)	-	(1,575)
Exchange rate contracts (Swap)	(125,851)	(69,835)	(180,747)	(112,590)
	(192,077)	(179,238)	(246,973)	(221,993)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	-	-	396	515
Live cattle forward contracts	57	29	57	29
Live cattle option contracts	59	551	59	551
Live cattle future contracts	-	4	-	4
	116	584	512	1,099
Liabilities
Non-deliverable forward (NDF)	-	-	-	(47)
Live cattle option contracts	(49)	(203)	(49)	(203)
Exchange rate contracts (Swap)	(5,609)	(48,158)	(5,609)	(48,158)
Dollar future contracts	(782)	(292)	(782)	(292)
Live cattle future contracts	(7)	-	(7)	-
	(6,447)	(48,653)	(6,447)	(48,700)
Current assets	32,804	22,944	33,200	23,459
Current liabilities	(198,524)	(227,891)	(253,420)	(270,693)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1.   Operating lease

The minimum future payments of non-cancellable operating lease, for each of the following years, are presented below:

BR GAAP and IFRS
Parent company and Consolidated
12.31.12
2013	84,785
2014	71,153
2015	48,118
2016	34,946
2017 onwards	125,571
364,573

On December 31, 2012 the payments of operating lease agreements recognized as expense in the current year amounted to R$104,380 (R$95,094 as of December 31, 2011) at the parent company and R$242,568 in the consolidated on December 31, 2012 (R$299,577 as of December 31, 2011).

22.2.   Financial lease

The Company contracts financial leases for acquisitions mainly of machinery, equipment, vehicles and software.

During the year ended December 31, 2012, there was an increase in property, plant and equipment and loans and financing in the amount of R$110,390 at the parent company and in the consolidated.

The Company controls the leased assets which are presented below:

	BR GAAP and IFRS
	Parent Company and Consolidated
	Weighted average interest rate
	(% p.a.) (1)	12.31.12	12.31.11
Cost
Machinery and equipment		21,098	24,999
Software		22,108	-
Vehicles		135,660	51,498
Land		389	-
Buildings		14,999	-
		194,254	76,497

Accumulated depreciation
Machinery and equipment	38.69	(9,218)	(15,992)
Software	20.00	(4,492)	-
Vehicles	14.24	(16,969)	(2,094)
Buildings	11.84	(154)	-
		(30,833)	(18,086)
		163,421	58,411

(1) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as current and non-current liabilities:

	BR GAAP and IFRS
	Parent company and Consolidated
	12.31.12
	Present value of		Minimum future
	minimum payments	Interest	payments
2013	74,578	5,263	79,841
2014	28,862	2,750	31,612
2015	7,848	1,581	9,429
2016	6,448	1,211	7,659
2017 onwards	6,492	3,912	10,404
	124,228	14,717	138,945

The contract terms for both modalities, with respect to renewal, adjustment and purchase option, are according to market practices. In addition, there are no clauses of contingent payments relating to restrictions on dividends, interest payments on shareholders ‘equity or additional debt funding.

23.  SHARE BASED PAYMENT

On March 31, 2010, the shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business. From May 2, 2012, this benefit was extended to the executive management of the Company, observing the same conditions of the existing plan.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares ranges from 1 to 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;
  up to 2/3 of the total options may be exercised after two years; and
  all the options may be exercised after three years.

After the vesting period and within no more than five years from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the outstanding granted options is presented as follow:

Date			Quantity		Price of converted share		Share price
	Beginning	End of the	Options	Outstanding	Granting	Updated
Grant date	of the year	year	granted	options	date	IPCA	at 12.31.12
05/03/10	05/02/11	05/02/15	1,540,011	863,590	23.44	27.05	41.99
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.60	41.99
05/02/11	05/01/12	05/01/16	2,463,525	2,186,630	30.85	33.42	41.99
05/02/12	05/01/13	05/01/17	3,708,071	3,530,461	34.95	36.03	41.99
			7,748,507	6,617,581

(*) Sadia’s stock options plan converted to BRF

The rollforward of the outstanding granted options for the year ended December 31, 2012, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity of outstanding options as of December 31, 2011	4,277,946
Issued - grant of 2012	3,708,071
Exercised - grant fo 2012	(17,610)
Exercised - grant fo 2011	(169,887)
Exercised - grant fo 2010	(432,610)
Termination plan - grant of 2007	(425,600)
Canceled
Grant of 2012	(160,000)
Grant of 2011	(85,608)
Grant of 2010	(15,941)
Grant of 2007	(61,180)
Quantity of outstanding options as of December 31, 2012	6,617,581

The weighted average strike prices of the outstanding options is R$33.94 (thirty three Brazilian Reais and ninety four cents), and the weighted average of the remaining contractual term is 45 months.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$45,464 (R$22,430 as of December 31, 2011). In the statement of income the amount recognized as expense was R$23,035 (R$15,844 expense as December 31, 2011).

During the year ended December 31, 2012, the Company’s executives exercised 620,107 shares, with average price of R$28.81 (twenty eight Brazilian Reais and eighty one cents) totaling R$17,868. In order to comply with this commitment the Company utilized the treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$4,455 as capital reserve.

The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

12.31.12
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	5.19%
Volatility	34.21%
Expected dividends over shares	1.32%
Expected inflation rate	5.31%

23.1.    Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the National Treasury Bond  (“NTN-B”) available on the date of calculation and with maturity equivalent to the life of the option.

23.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.    Expected dividends

The percentage of dividends used was obtained based on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

23.5.    Expected inflation rate

The expected average inflation rate is determined based on estimated IPCA by Central Bank of Brazil, weighted between the closing date of financial statements and the exercise date of the vested options.

24.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The actuarial assets and liabilities and the effects as well the rollforward of obligations and rights are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12		12.31.11
	BFPP	FAF	BFPP	FAF
Reconciliation of assets and liabilities
Present value of actuarial liabilities	(14,145)	(1,916,445)	(10,261)	(1,377,828)
Fair value of assets	11,182	2,138,585	10,844	1,897,731
Supervait unrecognized	-	(222,140)	(583)	(519,903)
Net assets (liabilities)	(2,963)	-	-	-

Transfer of the net actuarial asset (liability)
Beginning balance of actuarial assets (liabilities), net	583	519,903	2,173	604,069
Revenue (expense) recognized in income	349	85,382	468	79,918
Service cost	-	(30,992)	-	(28,065)
Curtailment	-	1,943	-	-
Loss recognized	(3,895)	(354,096)	(2,058)	(136,019)
Ending balance of actuarial assets (liabilities), net	(2,963)	222,140	583	519,903

Changes in project benefit obligation
Beginning balance of the present value of the actuarial obligation	(10,261)	(1,377,828)	(9,071)	(1,164,878)
Interest on actuarial obligations	(1,019)	(141,643)	(1,031)	(115,980)
Service cost	-	(30,992)	-	(28,065)
Beneficit paid	797	91,284	695	58,718
Curtailment	-	1,943	-	-
Loss actuarial	(3,662)	(459,209)	(854)	(127,623)
Ending balance of the fair value of plan assets	(14,145)	(1,916,445)	(10,261)	(1,377,828)

Changes in plan assets
Beginning balance of the fair value of plan assets	10,844	1,897,731	11,244	1,768,947
Expected return	1,367	227,025	1,499	195,898
Beneficit paid	(797)	(91,284)	(695)	(58,718)
Gain (loss) actuarial	(232)	105,113	(1,204)	(8,396)
Ending balance of the fair value of plan assets	11,182	2,138,585	10,844	1,897,731

Revenue and expense recognized
Interest cost	(1,019)	(141,643)	(1,031)	(115,980)
Service cost	-	(30,992)	-	(28,065)
Expected return on plan assets	1,367	227,025	1,499	195,898
	348	54,390	468	51,853

Revenue and expense
Service cost	-	(72,443)	-	(32,547)
Interest cost	(1,171)	(307,533)	(1,019)	(137,741)
Expected return on plan assets	918	414,325	1,367	220,144
	(253)	34,349	348	49,856

Actuarial premises
Economic hypothesis
Discount rate	8.53%	9.46%	10.29%	10.25%
Projected return on the assets	8.53%	10.25%	13.04%	11.81%
Inflation rate	4.50%	4.50%	4.50%	4.50%
Rate of wage growth	0.00%	6.59%	0.00%	6.59%

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	RRB-1983	IAPC	RRB-1983	IAPC

24.1.    Supplementary retirement plan

 24.1.1. BFPP

Brasil Foods Previdência Privada (“BFPP”), with the purpose of manage supplementary plans of benefits of retirement for the employees of the sponsors, was created in April 1997 being sponsored by the Company and its subsidiaries.

On November 1, 2012, BFPP received the Plan FAF, from Attilio Francisco Xavier Fontana Foundation (“FAF”), through a process of transference of benefit plan management authorized by National Superintendency of Pension Funds (“PREVIC”), becoming manager of four retirement plans:  Plan I , Plan II, Plan III and Plan FAF.

Plan I, Plan II and Plan FAF are closed to new adhesions. Plan III, which has been in operation since October 1, 2011, is open to new adhesions. This plan was created as result of the association between Sadia and BRF in order to meet the employees who were not participating in any of the previous plan.

In plans I, II and III, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants). In the Plan FAF, the contribution is made through a percentage actuarially defined for the participant and the sponsor. The actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$4,425 (R$5,379 as of December 31, 2011) and was recorded as other current assets.

Plans managed by BFPP are structured in the following ways:

Type of plan	Modality
Plan I	Variable Contribution	CV
Plan II	Variable Contribution	CV
Plan III	Defined Contribution	CD
Plan FAF	Defined Benefit	BD

The demographic data of the plan are presented below:

	Plan I	Plan II	Plan III	Plan FAF	Plan I	Plan II	Plan III	Plan FAF
	12.31.12				12.31.11
Number of active participants	1,630	9,613	6,989	10,144	1,983	11,193	615	10,781
Number of self-sponsored participants	12	121	21	1,060	13	109	-	968
Number of participants in deferred proportional benefit	4	37	3	73	8	30	-	50
Number of beneficiary participants	51	18	-	4,915	51	12	-	4,714
Contributions of the sponsor	206	8,645	3,196	1,995	236	8,084	72	1,533

The composition of the investment portfolios of the BFPP plans is presented below:

	BFPP
	12.31.12		12.31.11
Composition of the fund's portfolio:
Fixed income	240,618	80.9%	160,074	76.5%
Variable income	56,919	19.1%	49,287	23.5%
	297,537	100.0%	209,361	100.0%
Fixed income
Financial treasury bills	50,211	20.9%	20,025	12.5%
Nacional treasury notes	87,497	36.2%	73,718	46.1%
Bank deposit certificate	3,316	1.4%	9,457	5.9%
Interbank deposit certificate	32,958	13.7%	20,729	12.9%
Debêntures	16,747	7.0%	8,127	5.1%
Commited transations	10,750	4.5%	4,531	2.8%
Nacional treasury bills	27,452	11.4%	21,698	13.6%
Others	11,687	4.9%	1,789	1.1%
	240,618	100.0%	160,074	100.0%
Variable income
Shares	56,919	100.0%	49,241	99.9%
Options	-	-	46	0.1%
	56,919	100.0%	49,287	100.0%

The real return on assets of the plans for the year ended December 31, 2012 was 11.52% p.a.(2.31% as of December 31, 2011).

The composition of the investment portfolios of the FAF plans are presented below:

	FAF
	12.31.12		12.31.11
Composition of the fund's portfolio:
Fixed income	1,681,643	77.3%	1,527,676	79.6%
Variable income	290,527	13.3%	224,459	11.7%
Structured investments	61,403	2.8%	20,301	1.1%
Real estate	133,464	6.1%	133,621	7.0%
Transactions with participants	11,500	0.5%	11,600	0.6%
	2,178,537	100.0%	1,917,657	100.0%
Fixed income
Brazilian treasury notes - Series F	-	-	31,451	2.1%
Brazilian treasury notes - Series B	922,660	54.9%	729,992	47.6%
Brazilian treasury certificates	24,162	1.4%	47,234	3.1%
Financial bill	96,903	5.8%	65,578	4.3%
Time deposits	22,140	1.3%	30,039	2.0%
Investment funds	32,546	1.9%	43,601	2.9%
Exclusive fund	583,232	34.7%	579,781	38.0%
	1,681,643	100.0%	1,527,676	100.0%
Variable income
Shares	94,676	32.6%	82,605	36.8%
Investment funds	63,863	22.0%	9,403	4.2%
Exclusive fund	131,988	45.4%	132,451	59.0%
	290,527	100.0%	224,459	100.0%
Structured investments
Investment funds	44,177	71.9%	16,874	83.1%
Exclusive fund	17,226	28.1%	3,427	16.9%
	61,403	100.0%	20,301	100.0%
Real estate
Leased to sponsors	61,741	46.3%	85,881	64.2%
Leased to others	8,042	6.0%	8,097	6.1%
Rights on the sale of properties	63,681	47.7%	39,643	29.7%
	133,464	100.0%	133,621	100.0%
Transactions with participants
Simple loan	11,500	100.0%	11,600	100.0%
	11,500	100.0%	11,600	100.0%

The real return on assets of the plans in the fiscal year ended December 31, 2012 was 9.94% p.a. (5.16% p.a. as of December 31, 2011).

24.2.    Other benefits

The transfers of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

			BR GAAP and IFRS
				Consolidated
				12.31.12
	Award for length
	of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(40,483)	(92,408)	(150,715)	(20,240)
Liability net	(40,483)	(92,408)	(150,715)	(20,240)

Transfer of the net actuarial liability
Beginning balance of actuarial assets (liabilities), net	(33,107)	(85,156)	(113,393)	(34,389)
Expense acknowledged in the income	(2,871)	(8,779)	(11,925)	(3,291)
Service cost	(1,939)	(3,815)	(6,523)	(1,867)
Past service cost	-	18,224	-	-
Curtailment	1,955	1,756	5,851	26,525
Contributions of the sponsor	6,658	2,653	6,408	1,695
Gain (loss) through DRA	(11,179)	(17,291)	(31,133)	(8,913)
Ending balance of actuarial assets (liabilities), net	(40,483)	(92,408)	(150,715)	(20,240)

Changes in project benefit obligation
Beginning balance of the present value of the actuarial obligation	(33,107)	(85,156)	(113,393)	(34,389)
Interest on actuarial obligations	(2,871)	(8,779)	(11,925)	(3,291)
Service cost	(1,939)	(3,815)	(6,523)	(1,867)
Past service cost	-	18,224	-	-
Beneficit paid	6,658	2,653	6,408	1,695
Curtailment	1,955	1,756	5,851	26,525
Gain (loss) actuarial	(11,179)	(17,291)	(31,133)	(8,913)
Ending balance of the present value of plan assets	(40,483)	(92,408)	(150,715)	(20,240)

Changes in plan assets
Beneficit paid	(6,658)	(2,653)	(6,408)	(1,695)
Contributions of the sponsor	6,658	2,653	6,408	1,695
Ending balance of the fair value of plan assets	-	-	-	-

Revenue and expense recagnized
Interest cost	(2,871)	(8,779)	(11,925)	(3,291)
Service cost	(1,939)	(3,815)	(6,523)	(1,867)
	(4,810)	(12,594)	(18,448)	(5,158)

Revenue and expense
Service cost	(4,637)	(2,760)	(12,900)	(2,682)
Interest cost	(5,532)	(9,591)	(18,575)	(4,843)
	(10,169)	(12,351)	(31,475)	(7,525)

Actuarial premises
Economic hypothesis
Discount rate	8.75%	9.49%	8.88%	9.40%
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50%	4.50%	4.50%	4.50%
Rate of wage growth	6.51%	6.49%	6.51%	6.51%

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Award for length
	of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(33,107)	(85,156)	(113,393)	(34,389)
Liability net	(33,107)	(85,156)	(113,393)	(34,389)

Transfer of the net actuarial liability
Beginning balance of actuarial assets (liabilities), net	(47,374)	(67,205)	(137,878)	(22,041)
Expense acknowledged in the income	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
Change in policy (1)	(13,245)	-	-	-
Contributions of the sponsor	9,385	1,555	2,326	3,898
Gain (loss) through DRA	27,705	(10,131)	47,978	(12,649)
Ending balance of actuarial assets (liabilities), net	(33,107)	(85,156)	(113,393)	(34,389)

Changes in project benefit obligation
Beginning balance of the present value of the actuarial obligation	(47,374)	(67,205)	(137,878)	(22,041)
Interest on actuarial obligations	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
Beneficit paid	9,385	1,555	2,326	3,898
Change in policy (1)	(13,245)	-	-	-
Gain (loss) actuarial	27,705	(10,131)	47,978	(12,649)
Ending balance of the present value of plan assets	(33,107)	(85,156)	(113,393)	(34,389)

Changes in plan assets
Beneficit paid	(9,385)	(1,555)	(2,326)	(3,898)
Contributions of the sponsor	9,385	1,555	2,326	3,898
Ending balance of the fair value of plan assets	-	-	-	-

Revenue and expense recognized
Interest cost	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
	(9,578)	(9,375)	(25,819)	(3,597)

Revenue and expense
Service cost	(1,910)	(3,739)	(6,388)	(1,858)
Interest cost	(2,901)	(8,591)	(11,501)	(3,234)
	(4,811)	(12,330)	(17,889)	(5,092)

Actuarial premises
Economic hypothesis
Discount rate	10.25%	10.25%	10.25%	10.25%
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50%	4.50%	4.50%	4.50%
Rate of wage growth	6.59%	6.59%	6.59%	6.59%

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

(1) See note 24.2.3.

24.2.1.  Medical Plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

If there was a variation of 1% in the tendency of evolution of the expenses with Health Care Costs Trend (“HCCT”), the corresponding liability would suffer the following impacts:

		12.31.12
	Parent company and Consolidated
Percentage variation	1.0%	-1.0%
Variation of the actuarial liabilities	86,807	61,393

24.2.2.  F.G.T.S. fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. So, through actuarial calculation and based on the practices of discharge, the Company acknowledged the related liability.

24.2.3.    Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered and the actuarial liability resulting from that practice was recorded in the balance sheet.

24.2.4.  Severance pay

The executive offices discharged on the initiative of the Company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for the Company.

The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

By decision of the Company's Management, this benefit was discontinued from 2012, so, new employees are not eligible, keeping only the benefit for current employees.

24.2.5.  Retirement compensation

On retirement, managers with executive position in addition to the legal funds, are unreadable to additional compensation of 0.5 prevailing wage at the time of retirement for each year worked.

The granting of this benefit is subject to an assessment of his career, performance and length of service of the beneficiary, the actuarial liability resulting from this practice was recorded on the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
At the beginning of the year	(11,858)	(39,883)
Rollforward	(40,492)	28,025
At the end of the year	(52,350)	(11,858)

25.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

In case the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the related amount will not be recorded, however, its nature will be disclosed.

The Company’s Management believes that its provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal proceedings, as presented below:

25.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	BR GAAP
	Parent company
		Merger of					Price index
	12.31.11	company (1)	Additions	Reversals	Transfers (3)	Payments	update	12.31.12
Tax	128,513	83,967	21,708	(23,206)	(25,112)	(9,326)	6,923	183,467
Labor	53,555	60,034	105,642	(24,301)	-	(80,593)	4,386	118,723
Civil, commercial and other	26,372	20,301	16,725	(4,779)	-	(9,723)	1,458	50,354
Contingent liabilities	-	550,481	-	-	-	-	-	550,481
	208,440	714,783	144,075	(52,286)	(25,112)	(99,642)	12,767	903,025

Current	68,550							163,798
Non-current	139,890							739,227

	BR GAAP and IFRS
	Consolidated
			Business				Price index
	12.31.11	Additions	combination (2)	Reversals	Transfers (3)	Payments	update	12.31.12
Tax	231,623	50,484	-	(59,461)	(25,112)	(25,129)	14,716	187,121
Labor	105,162	221,276	11,032	(48,629)	-	(163,996)	9,598	134,443
Civil, commercial and other	45,174	23,718	-	(8,043)	-	(13,991)	3,513	50,371
Contingent liabilities	571,741	-	12,929	(21,776)	-	-	-	562,894
	953,700	295,478	23,961	(137,909)	(25,112)	(203,116)	27,827	934,829

Current	118,466							173,916
Non-current	835,234							760,913

(1)     Merging of Sadia and Heloísa on December 31, 2012.

(2)     Business combination with Quickfood, Avex and Dánica (note 6).

(3)     During the twelve-month period ended on December 31, 2012, the Company, for better presentation of the amounts related to tax contingencies, considered the reclassification of items that were not under litigation to other obligations, as well as certain lawyers’ fees.

 25.1.1.   Tax

The consolidated tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: The Company recorded a provision of R$9,908 (R$25,999 as of December 31, 2011) being: (i) R$7,775 (R$7,421 as of December 31, 2011) related to the disallowance of claims from a subsidiary acquired in 2008 from the Tax Recovery Program (“REFIS”); (ii) R$2,133 (R$1,934 as of December 31, 2011) related to other lawsuits. In December 2012, The Company reversed a provision of R$ 18,184 (R$ 16,644 as of December 31, 2011) regarding the tax assessment on taxable income of the subsidiary Rezende which the Company obtained a favorable decision on the issue.

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$63,848 (R$79,041 as of December 31, 2011).

PIS and COFINS: The Company discusses the use of certain a credits arising from the acquisition of inputs used to offset federal taxes, which amount is R$70,297 (R$66,336 as of December 31, 2011).

Other tax contingencies: The Company recorded other provisions for lawsuits related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as to tax debts arising from differences of accessory obligations, duties, payment of legal fees and others, totaling a provision of R$39,663 (R$56,179 as of December 31, 2011).

25.1.2.   Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal advisors, the provision is sufficient to cover probable losses.

25.1.3. Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The legal actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.    Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible.

25.2.1. Tax

The tax contingencies which the probability of losses were classified as possible amounted to R$6,582,085 (R$5,295,018 as of December 31, 2011), from which R$552,060 (R$565,909 as of December 31, 2011) were recorded and are relate to the corresponding estimated fair value resulting from the business combination with Sadia, Avex and Dánica group according to paragraph 23 of CVM Deliberation No. 665/11.

The most relevant tax cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries established abroad, in a total amount of R$712,851 (R$365,787 as of December 31, 2011). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad is presented in note 13.3.

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income tax and social contribution taxes credits against other federal tax debits, including credits generated by the Plano Verão legal dispute, in a total amount of R$344,932 (R$222,486 as of December 31, 2011).

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by the origin States (“guerra fiscal”) in a total amount of R$1,505,578 (R$1,331,649 as of December 31, 2011); (ii) maintenance of ICMS tax credits on the acquisition of essencial products with a reduced tax burden (“cesta básica”) in a total amount of R$483,935 (R$493,944 as of December 31, 2011);  (iii) utilization of tax benefit deemed credits in a total amount of R$122,344 (R$86,219 as of December 31, 2011); and (iv) R$859,744 (R$563,464 as of December 31, 2011) related to other lawsuits.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of goods not taxed, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$238,989 (R$124,963 as of December, 2011).

IPI Premium Credits: The Company is involved in a judicial dispute related to the alleged undue offset of IPI Premium Credits against other federal taxes in a total amount of R$422,004 (R$399,708 as of December 31, 2011). The Company recorded these credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offset of credits against other federal tax debits, in the amount of R$1,386,012 (R$582,926 as of December 31, 2011). The 2012 increase relates to new cases as well as to price inde update..

Normative Instruction 86: The Company discusses administratively with Brazilian Internal Revenue Service for a total amount of R$169,987 (R$158,161 as of December 31, 2011) related to an isolated fine as a result of alleged non-compliance and delivery of 2003-2005 magnetic files to the tax authorities.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as jointly responsible with civil construction service providers and others in a total amount of R$163,939 (R$185,286 as of December 31, 2011).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax basis and other natures, totaling R$170,354 (R$150,958 as of December 31, 2011).

Additionally, the Company’s Management judged proper to disclose information related to the lawsuit in which it was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$584,437 (R$572,188 as of December 31, 2011). On February 16, 2012, the Company received a favorable decision from the Superior Court, in which it determined the matter to be judged again by the lower court. The Company’s legal advisors classified the risk of losses as remote.

26.  SHAREHOLDERS’ EQUITY

26.1.    Capital stock

On December 31, 2012 and December 31, 2011, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2.    Breakdown of capital stock by nature

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Common shares	872,473,246	872,473,246
Treasury shares	(2,399,335)	(3,019,442)
Outstanding shares	870,073,911	869,453,804

26.3.    Rollforward of outstanding shares

	BR GAAP and IFRS
	Consolidated
	Quantity of outstanding of shares
	12.31.12	12.31.11
Shares at the beggining of the period	869,453,804	871,692,074
Purchase of shares	-	(2,630,100)
Sale of shares in treasury	620,107	391,830
Shares at the end of the period	870,073,911	869,453,804

26.4.    Shareholders’ remuneration

	12.31.12	12.31.11
Net income	813,227	1,367,409
Legal reserve (5%)	(40,661)	(68,370)
Dividends calculation base	772,566	1,299,039
Shareholdres' remunaration in the form of interest on shareholders' equity:
Paid on August 15, 2012 (net income tax in the amount of R$9,053)	90,947	-
Paid on February 15, 2013 (net income tax in the amount of R$15,743)	159,007	-
Paid concerning the financial year 2011 (net income tax in the amount of R$54,550)	-	577,584
Total of shareholders' equity	249,954	577,584
Percentage of calculation base	32.35%	44.46%

Earnings paid per share	0.31578	0.72705

26.5.    Profit distribution

	Limit on	Income appropriation		Reserve balances
	capital %	12.31.12	12.31.11	12.31.12	12.31.11
Gain actuarial FAF	-	37,844	39,517	-	-
Interest on shareholdes' equity	-	274,750	632,134	-	-
Legal reserve	20	40,661	68,370	220,246	179,585
Capital increase reserve	20	155,077	265,578	700,811	545,734
Reserve for expansion	80	237,464	305,268	1,216,049	978,585
Reserve for tax incentives	-	67,431	56,542	123,973	56,542
		813,227	1,367,409	2,261,079	1,760,446

Legal reserve: Five percent (5%) of net income raised in each fiscal year as specified in article 193 of Law No 6404/76, modified by Law  No 11.638/07, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2012, this reserve corresponds to 1.77% of capital stock (1.44% as of December 31, 2011).

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock. On December 31, 2012, this reserve corresponds to 5.62% of capital stock (4.38% as of December 31, 2011).

Reserve for expansion: up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not exceed 80% (eighty per cent) of the capital stock. On December 31, 2012, the balance of this reserve correspond to 9.76% of the capital stock (7.85% as of December 31, 2011).

Reserve for tax incentives: constituted as specified in article 195-A of the Law No 6.404/1976, modified by Law  No 11.638/07, based on the value of donations on government grants for investment.

26.6.    Treasury shares

The Company has 2,399,335 shares in treasury, at a average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share with a market value of R$100,748. The reduction of 620,107 in the number of the treasury shares occurred due to beneficiaries exercised their options.

26.7.    Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council is presented below (not reviewed):

	12.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobrás de Seguridade Social - Petros (1)	106,616,230	12.22	89,866,382	10.30
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,355,822	12.19	111,364,918	12.77
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	22,167,625	2.54	23,629,690	2.71
Fundação Sistel de Seguridade Social (1)	10,396,048	1.19	11,725,832	1.34
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.40
Management
Board of Directors	9,564,898	1.10	9,721,600	1.11
Executives	152,755	0.02	100,932	0.01
Treasury shares	2,399,335	0.28	3,019,442	0.35
Other	496,580,178	56.91	549,581,056	62.99
	872,473,246	100.00	872,473,246	100.00
(1) The pension funds are controlled by employees that participate in the respective companies.

The shareholding position of the shareholders holding more than 5% of the voting capital is presented below (not reviewed):

	12.31.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Fundação Petrobrás de Seguridade Social - Petros (1)	106,616,230	12.22	89,866,382	10.30
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,355,822	12.19	111,364,918	12.76
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
	327,737,503	37.56	271,219,790	31.08
Other	544,735,743	62.44	601,253,456	68.92
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

27.  GOVERNMENT GRANTS

27.1 Grants for investment through tax benefits

The Company has tax benefits related to ICMS for investments granted by states governments of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states, being accounted for as a reserve for tax incentives in the shareholders’ equity.

On December 31, 2012, this incentive totaled R$67,431, which was fully recorded in the reserve for tax incentives.

The total amount of these tax benefits is related to the following state programs:

•        State of Bahia Industrial and Economic Integration Development Program (“DESENVOLVE”): this program aims to promote and diversify the industrial and agricultural activity, with the formation of high density industrial areas in the economic regions and integration of productive chains that are essential to the economic and social development as well as job and income generation in the state. The total amount of incentive recognized in the statement of income was R$3,664 (R$3,927 as of December 31, 2011).

•        State of Pernambuco Development Program (“PRODEPE”): this program intends to attract and promote investments in industrial activity and wholesale trade of Pernambuco, by granting tax and financial incentives, becoming effective in accordance to the current legislation. The total amount of this incentive was R$11,601 (R$42,542 as of December 31, 2011).

•        State of Mato Grosso Industrial and Commercial Development Program (“PRODEIC”): the program has purpose of leveraging the development of economic activities defined as strategic and designated to the priority production of goods and services in the State, considering social and environmental aspects, in order to improve  the Human Development Index (“IDH”) and the social welfare. The total amount of this incentive was R$24,690 (R$32,803 as of December 31, 2011).

•        State of Goiás Participation and Development for Industrialization Fund (“FOMENTAR”): this program intends to stimulate the implementation and expansion of industrial enterprises that promote the industrial development in the State. The total amount of this incentive was R$12,172 (R$18,154 as of December 31, 2011).

27.2 Grants related to government assistance

The Company recognized the benefits from the Special Credit for Investments (“CEI”) granted by the State of Goiás, applied to the implementation of an agro-industrial complex for heavy poultry meat, proportional to the execution of the correspondent project. This special credit, which totaled R$15,304 on December 31, 2012 (R$7,397 on December 31, 2011), refers to 40% of the total estimated amount of fixed investments that were made by the Company.

28.  EARNINGS PER SHARE

	12.31.12	12.31.11
Basic numerator:
Net income for the period attributable to BRF shareholders	813,227	1,367,409

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	869,534,940	870,507,468
Net earnings per share - basic - R$	0.93524	1.57082

Diluted numerator:
Net income for the period attributable to BRF shareholders	813,227	1,367,409

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	869,534,940	870,507,468
Number of potential shares (stock options)	168,666	38,768
Weighted average number of outstanding shares - diluted	869,703,606	870,546,236
Net earnings per share - diluted - R$	0.93506	1.57075

On December 31, 2012, from the total of 6,617,581 outstanding options granted to the Company’s executives (4,277,946 as of December 31, 2011), 3,530,461 (2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price (R$36,03) was higher than the average market price of the common shares during the period (R$33,98) and, therefore, the effect was anti-dilutive. The variation in the stock options granted refers to the increase in the number of employees eligible to the plan to 249 as of December 31, 2012 (55 as of December 31, 2011).

29.  RELATED PARTIES - PARENT COMPANY

During the Company’s operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

29.1.    Transactions and balances

The balances of the assets and liabilities are demonstrated below:

	Balance sheet
	12.31.12	12.31.11
Accounts receivable
UP! Alimentos Ltda.	898	2,935
Perdigão Europe Ltd.	162,943	161,869
Perdigão International Ltd.	329,714	247,000
Wellax Foods Logistics C.P.A.S.U. Lda.	685,488	-
Sadia Uruguai	4,188	-
Sadia Chile	14,860	-
Avex S.A.	5,059	-
Sadia	-	41,905
Sadia Alimentos	22,994	-
Heloísa	-	311
	1,226,144	454,020
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
	5	5
Loan contracts
Perdigão Trading S.A.	-	(632)
Perdigão International Ltd.	(4,553)	(1,815)
Highline International Ltd.	(3,727)	(3,421)
Establecimiento Levino Zaccardi y Cia. S.A.	4,762	4,372
	(3,518)	(1,496)
Trade accounts payable
Sino dos Alpes Alimentos Ltda.	-	85
Wellax Foods Logistics C.P.A.S.U. Lda.	146	-
Sadia Uruguai	154	-
Sadia Chile	9	-
UP! Alimentos Ltda.	10,722	5,930
Perdigão International Ltd.	2,423	2,168
Sadia	-	22,847
Sadia Alimentos	70	-
Heloísa	-	2,070
	13,524	33,100

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia	-	377,712
Heloísa	-	52,000
	100	429,812
Other rights and obligations
BFF International	971	971
Avex	11,133	-
UP! Alimentos Ltda.	3,164	-
Perdigão Trading S.A.	-	410
Establecimiento Levino Zaccardi y Cia S.A.	1,294	1,181
Heloísa	-	34
Sadia	-	1,079
Sino dos Alpes Alimentos Ltda.	(5,174)	-
Perdigão International Ltd. (1)	(1,924,823)	(1,763,378)
Wellax Foods Logistics C.P.A.S.U. Lda. (1)	(1,333,538)	-
Sadia Uruguai	(471)	-
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(3)
PSA Laboratório Veterinário Ltda.	(344)	-
Avipal Centro Oeste S.A.	(38)	(38)
	(3,247,826)	(1,759,744)
(1) The amount corresponds to advances for export pre-payment

	Statement of income
	12.31.12	12.31.11
Revenue
UP! Alimentos Ltda.	2,656	4,199
Perdigão Europe Ltd.	689,979	609,683
Perdigão International Ltd.	3,471,251	2,670,097
Sadia	1,764,068	549,074
Heloísa	2,269	-
	5,930,223	3,833,053
Financial income, net
Perdigão Trading S.A.	209	(70)
Perdigão International Ltd.	(82,130)	(52,123)
Sadia	(25,659)	-
	(107,580)	(52,193)

	Acquisitons of the period
	12.31.12	12.31.11
UP! Alimentos Ltda.	(133,700)	(109,239)
Establecimiento Levino Zaccardi y Cia. S.A.	(7,125)	(9,611)
Sadia (1)	(1,324,469)	(311,328)
Sino dos Alpes (1)	(5,174)	-
Heloísa	(40,336)	(3,066)
	(1,510,804)	(433,244)
(1) Corresponds to purchase of property, plant and equipment due to the execution of TCD, in which R$333,061 is related to Sadia and R$5,174 is related to Sino dos Alpes.

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is a affiliate.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On December 31, 2012, the total receivable is R$9,031 (R$6,634 as of December 31, 2011), being remunerated to interest rate of 12.0% p.a..

In order to ensure the maintenance of biodigesters required to obtain licenses in certain plants of the Company, the management chose to purchase these assets for R$57,921 with a corresponding entry in the other accounts payable.

The Company also recorded a liability in the amount of R$16,018 related to the fair value of the guarantees offered by BNDES concerning a loan made by the Instituto Sadia de Sustentabilidade.

The parent company and its subsidiaries carry out intercompany loans. Below is a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of these financial statements:

Counterparty		Balance	Interest
Creditor	Debtor	12.31.12	rate
BFF International Ltd.	Perdigão International Ltd.	RL878,402	8.0% p.a.
BFF International Ltd.	Wellax Food Comércio	597,448	8.0% p.a.
Sadia Overseas Ltd.	Wellax Food Comércio	512,537	7.0% p.a.
Sadia International Ltd.	Wellax Food Comércio	121,964	LIBOR
BRF GmbH	Plusfood Holland B.V.	103,303	3.0% p.a.
Plusfood Holland B.V.	Plusfood Groep B.V.	79,260	3.0% p.a.
Plusfood Groep B.V.	Plusfood B.V.	62,789	3.0% p.a.
Sadia GmbH	BRF GmbH	45,168	3.0% p.a.
Sadia GmbH	BRF Foods LLC	36,100	7.0% p.a.
Wellax Food Comércio	Sadia GmbH	20,399	1.0% p.a.
Plusfood Groep B.V.	Plusfood Wrexam	16,901	3.0% p.a.
Sadia GmbH	Qualy B.V.	16,180	1.5% p.a.

29.2.    Other Related Parties

The Company leased properties owned by FAF. For the period ended December 31, 2012, the total amount paid as rent was R$ 9,129 (R$ 11,451 on December 31, 2011). The amount of rent is set based on market rates.

29.3.    Granted guarantees

All the granted guarantees on behalf of its subsidiaries were disclosed in note 19.7.

29.4.    Management remuneration

The management key personnel includes the directors and officers, members of the executive committee and the head of internal audit. On December 31, 2012, there were 25 professionals in the parent company and in the consolidate (27 professionals as of December 31, 2011).

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	12.31.12	12.31.11
Salary and profit sharing	36,443	37,099
Short term benefits of employees (1)	1,287	1,536
Post-employment benefits	124	1,125
Termination benefits	903	2,055
Stock-based payment	7,825	5,680
	46,582	47,495

(1) Comprises:  Medical assistance, educational expenses and others.

The value of the profit sharing in the results paid to each director in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend. The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

30.  SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Gross sales
Domestic sales	7,189,721	6,462,625	15,175,348	14,299,538
Foreign sales	5,014,710	4,190,349	11,977,600	10,363,656
Dairy products	3,072,755	3,037,027	3,206,790	2,999,229
Food service	697,303	535,134	1,775,885	1,698,261
	15,974,489	14,225,135	32,135,623	29,360,684
Sales deductions
Domestic sales	(1,153,997)	(1,193,306)	(2,556,513)	(2,669,543)
Foreign sales	(665)	(354)	(351,558)	(270,546)
Dairy products	(477,275)	(465,866)	(492,719)	(460,431)
Food service	(91,289)	(78,425)	(217,450)	(253,926)
	(1,723,226)	(1,737,951)	(3,618,240)	(3,654,446)
Net sales
Domestic sales	6,035,724	5,269,319	12,618,835	11,629,995
Foreign sales	5,014,045	4,189,995	11,626,042	10,093,110
Dairy products	2,595,480	2,571,161	2,714,071	2,538,798
Food service	606,014	456,709	1,558,435	1,444,335
	14,251,263	12,487,184	28,517,383	25,706,238

31.  RESEARCH AND DEVELOPMENT COST

Consists of expenditures on internal research and development of new products, recognized when incurred in the income statement. The total expenditure on research and development in the fiscal year ended December 31, 2012, is R$26,737 at the parent company and R$33,053 in the consolidated (R$17,651 at the parent company and R$24,230 in the consolidated as of December 31, 2011).

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Salaries and social charges	1,323,161	1,178,803	2,842,371	2,490,352
Social security cost	360,033	323,182	725,249	642,778
Government severance indemnity fund for employees,
guarantee fund for length of service	101,237	90,798	203,085	177,929
Medical assistance and ambulatory care	41,761	31,862	118,176	101,380
Retirement supplementary plan	9,433	8,538	15,345	13,106
Employees profit sharing	49,449	136,056	111,368	222,305
Other benefits	276,990	249,693	560,752	519,907
Provision for labor risks	75,312	40,005	141,105	87,859
	2,237,376	2,058,937	4,717,451	4,255,616

33.  OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Income
Net income from the disposal of property, plant and
equipment	-	-	-	23,194
Insurance indemnity	1,908	27,512	18,005	46,882
Employees benefits	-	-	49,860	51,852
Recovery of expenses	14,374	18,016	18,702	84,931
Provision reversal	74,738	-	45,949	118,684
Net income from the transfer of Carambeí plant (1)	48,812	-	48,812	-
Other	3,561	497	20,300	17,561
	143,393	46,025	201,628	343,104
Expenses
Net loss from the disposal of property, plant and
equipment	(12,778)	(20,369)	(15,166)	-
Idleness costs (2)	(53,933)	(54,001)	(93,808)	(102,695)
Insurance claims costs	(20,525)	(34,072)	(38,998)	(56,839)
Employees profit sharing	(101,271)	(136,056)	(111,368)	(219,524)
Stock options plan	(23,035)	(15,844)	(23,035)	(15,844)
Management profit sharing	(7,006)	(13,486)	(7,006)	(15,887)
Contractual agreements	-	-	-	(9,776)
Other employees benefits	(26,682)	(26,857)	(41,662)	(26,857)
Provision for tax risks	(12,533)	(184,212)	(24,501)	(216,669)
Provision for civil/labor risks	(29,743)	-	(41,184)	(17,952)
Net loss from the execution of TCD (3)	(102,512)	-	(108,880)	-
Other	(37,870)	(27,101)	(77,129)	(63,776)
	(427,888)	(511,998)	(582,737)	(745,819)
	(284,495)	(465,973)	(381,109)	(402,715)

(1) See note 1.2.

(2) Idleness cost includes depreciation expense in the amount of R$33,718 and R$36,816 for the years ended December 31, 2012 and December 31, 2011, respectively.

(3) See note 6.1.

34.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Financial income
Interest on marketable securities	5,577	33,707	12,559	37,092
Exchange rate variation on marketable securities	8,649	1,336	2,139	18,665
Interest on other assets	79,273	37,953	159,481	49,837
Exchange rate variation on other assets	66,612	21,535	87,451	50,490
Interests on financial assets classified as:	23,359	59,209	75,110	143,300
Available for sale	-	-	14,823	54,003
Held for trading	23,359	59,209	38,143	72,912
Held to maturity	-	-	22,144	16,385
Interest income on loans to related parties	-	731	872	-
Gains from the translation of foreign investments	-	-	604,280	431,652
Adjustment to present value	6,794	7,291	12,705	5,198
Exchange rate variation on loans and financing	-	411,070	-	16,361
Exchange rate variation on other liabilities	-	218,400	-	46,096
Other	5,211	2,179	31,307	47,106
	195,475	793,411	985,904	845,797
Financial expenses
Interest on loans and financing	(202,990)	(155,785)	(502,939)	(456,847)
Exchange rate variation on loans and financing	(48,378)	(413,949)	(94,178)	(14,870)
Interest on other liabilities	(29,109)	(17,418)	(59,679)	(18,466)
Exchange rate variation on other liabilities	(207,054)	(432,822)	(371,227)	(453,863)
Financial expenses from the acquisition of raw materials	(9,160)	(6,356)	(24,335)	(6,356)
Losses from derivative transactions	(8,862)	(87,908)	(21,208)	(82,463)
Interest expenses on loans to related parties	(106,708)	(52,193)	-	-
Losses from the translation of foreing investments	-	-	(420,704)	(219,806)
Adjustment to present value	-	(2,986)	-	(2,986)
Other	(17,934)	(11,087)	(62,236)	(69,663)
	(630,195)	(1,180,504)	(1,556,506)	(1,325,320)
	(434,720)	(387,093)	(570,602)	(479,523)

35.  STATEMENT OF INCOME BY NATURE

The Company has chosen to disclosure its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.12	12.31.11	12.31.12	12.31.11
Costs of sales
Costs of goods	9,197,149	7,465,339	15,917,772	13,773,327
Depreciation	393,687	340,045	844,584	755,386
Amortization	1,417	1,015	11,677	47,497
Salaries and employees benefits	1,512,666	1,378,791	3,197,014	2,837,488
Other	1,009,854	823,560	2,092,516	1,633,265
	12,114,773	10,008,750	22,063,563	19,046,963
Sales expenses
Depreciation	20,497	16,132	34,293	26,021
Amortization	204	135	1,169	6,527
Salaries and employees benefits	419,616	364,095	989,025	881,713
Direct logistics expenditures	586,535	500,523	1,677,018	1,428,652
Other	719,766	691,279	1,615,799	1,494,624
	1,746,618	1,572,164	4,317,304	3,837,537
Administrative expenses
Depreciation	2,762	2,481	7,232	11,082
Amortization	26,957	8,370	38,280	15,382
Salaries and employees benefits	180,333	139,990	278,939	226,251
Fees	21,703	19,572	23,782	31,281
Other	4,538	63,359	40,697	142,876
	236,293	233,772	388,930	426,872

Other operating expense (1)
Depreciation	27,889	24,431	29,431	24,443
Other	384,250	487,567	537,557	721,376
	412,139	511,998	566,988	745,819

(1)       The composition of other operating expense is presented in note 33.

36.  INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

		12.31.12
		Insured	Amount of
Assets covered	Coverage	amounts	coverage
Inventories and property, plant and equipment	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of profit and other	26,871,805	2,165,587
Garantee	Judicial, traditional and customer garantees	367,944	367,944
National transport	Road risk and civil liability of cargo carrier	19,109,885	110,345
International transport	Transport risk during imports and exports	10,854,078	129,005
General civil liability for directors and officers	Third party complaints	27,097,985	1,337,890
Credit	Customer default	394,120	366,602

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and apply to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income (for example: realization of the deemed cost) and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 27 – Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not prepare separate financial statement and, therefore does not expect any impact on its individual or consolidated financial statements .

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of consolidated financial statements when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its consolidated financial statements.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this rule will not impact its financial statements since the investments in jointly-controlled entities are not consolidated.

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

38.  SUBSEQUENT EVENTS

 38.1.     Acquisition of share equity of Federal Foods Limited (“Federal Foods”)

According to the strategic plan of become a worldwide Company and strengthen its trademarks through local markets, on January 16, 2013 BRF concretized, through its subsidiary in Austria, the acquisition of 49% of the share equity of Federal Foods. The remaining share equity will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Federal Foods is a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), and distributor of Sadia’s products for more than 20 years, as well as chilled, frozen and dry products from other trademarks and suppliers. Currently, BRF’s products represent approximately 65% of Federal Foods’ net revenue.

The total investment for the acquisition of 49% of Federal Foods share equity was US$37,100.

38.2      Supplementary distribution of dividends

In the Extraordinary Meeting, occurred on February 21, 2013, the Company’s Board of Directors approved a supplementary distribution of dividends in the amount of R$45,300.

39.  APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements was approved and its disclosure authorized by the Board of Directors on March 4, 2013.

These financial statements and  the profit distribution will subjected to the shareholders approval in the Ordinary and Extraordinary Meeting that will take place on April 9, 2013.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Member	Heloisa Helena Silva de Oliveira
Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Board Member	Luis Carlos Fernandes Afonso
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

FISCAL COUNCIL / AUDIT COMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Members	Decio Magno Andrade Stochiero
Members	Suzana Hanna Stiphan Jabra

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Food Service	Ely David Mizrahi
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

The Shareholders and Officers

BRF - Brasil Foods S.A.

Itajaí - SC

We have audited the accompanying individual and consolidated financial statements of BRF – Brasil Foods S.A., identified as Parent Company and Consolidated, which comprise the balance sheet as at December 31, 2012, and the statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and in accordance and with the accounting practices adopted in Brazil, as well as for the internal controls management determined as necessary to enable the preparation of these financial statements free from material misstatement, regardless of whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF-Brasil Foods S.A. as at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRF-Brasil Foods S.A. as at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil.

Emphasis of matter

As described in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF-Brasil Foods S.A. theses practices differ from IFRS, applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and joint ventures under the equity method, while for IFRS purposes it would be cost of fair value. Our opinion is not modified due to this matter.

Other matters

Statements of valued added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2012, prepared under the responsibility of the Company´s management, and which presentation is required by the Brazilian Corporate Law for public companies, and as supplemental information by IFRS, which do not require the presentation of the statement of value added. These statements have been subject to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements as a whole.

Audit of figures related to prior fiscal year

The figures related to the fiscal year ended December 31, 2011, presented for comparison purposes, were audited by other independent auditors, who issued an unqualified opinion thereon dated March 22, 2012.

São Paulo, Brazil, March 4, 2013.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-SC-000048/F-0

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3 S-SC

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)     the opinion issued without restrictions by Ernst & Young Terco Auditores Independentes;

(ii)      the Report of Management; and

(iii)  the financial statements (parent company and consolidated) for the fiscal year ended on December 31, 2012.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial statements identified above.

São Paulo, March 4, 2013.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Suzana Hanna Stiphan Jabra

Committee Member

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brasil S.A., states:

(i)     reviewed, discussed and agreed with the Company's consolidated financial statements for the fiscal year ended on December 31, 2012; and

(ii)      reviewed, discussed and agreed with opinions expressed by the Ernst & Young Terco opinion of independent accountant for the Company's consolidated financial statements for the fiscal year ended on December 31, 2012.

São Paulo, March 4, 2013.

José Antônio do Prado Fay

Chief Executive Officer Director

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

José Eduardo Cabral Mauro

Local Market Executive Officer

Ely David Mizrahi

Food Service Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 5, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director